Date of this Offering Circular: September 19, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHING D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

"SHARESTATES INVESTMENTS ~~IINVESTMENTS~~ II, LLC"

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

11 Middle Neck Rd Suite 400A, Great Neck, New York 11021

(212) 201-0750

(Address, including Zip code, and telephone number, including area code of issuer's principal executive office)

11 Middle Neck Rd Suite 400A, Great Neck, New York 11021

(212) 201-0750

Attn: Allen A. Shayanfekr

(Name address, including zip code, and telephone number, including area code, of agent of service)

6500 (Primary standard Industrial Classification Code Number)	47-1877656 (I.R.S Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I – NOTFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Sharestates, LLC (Issuer's parent owner, record owner, promoter & affiliate)	11 Middle Neck Rd Suite 400A, Great Neck New York 11021	N/A
Allen Shayanfekr (Parent owner's CEO, promoter & affiliate)	11 Middle Neck Rd Suite 400A, Great Neck New York 11021	29 West Ct, Roslyn Heights, New York 11577
Radni Davoodi (Parent owner's COO, promoter & affiliate)	11 Middle Neck Rd Suite 400A, Great Neck New York 11021	18 Woods Drive Roslyn, New York 11576
Raymond Davoodi (Parent owner's Principal, promoter & affiliate)	11 Middle Neck Rd Suite 400A, Great Neck New York 11021	65 Macgregor Roslyn Heights, New York 11577
Wayne Geffen (Parent owner's Principal, promoter & affiliate)	11 Middle Neck Rd Suite 400A, Great Neck New York 11021	1044 Fordham Lane Woodmere, New York 11598
Stephen Seigel, Esq. (Issuer's Counsel)	30 Wildwood Garden Suite H-1 Port Washington, NY 11050	N/A

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for waiver of disqualification has been applied for, accepted, or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of Sharestates Investments II, LLC (the "Company").

ITEM 4. Jurisdiction in Which Securities Are to be Offered

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: New York.

The securities to be offered in connection with this proposed offering shall be offered by the Company, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Upon its foundation and organization, the Company issued 100% of its Class A Membership Notes to Sharestates LLC (the "Parent Company"). Class A Membership Notes consist of 100% of the total equity shares available in the Company (1000 Notes). Sharestates LLC received its Class A Membership Notes in exchange for bringing this deal together, contributing its time, member resources, guidance, experience, continued management through completion, and startup expenses associated with the Company..

(b) See subsection (a).

(c) The issuance of Class A Membership Notes to Sharestates LLC was made without registration under the Securities Act of 1933 in reliance on the exemption provided by Rule 506 of Regulation D promulgated thereunder. A Form D has been filed through the SEC EDGAR system.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is contemplating any other offering of securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1, nor any selling security holder is aware of any arrangement:
  (1) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;
  (2) To stabilize the market for any of the securities to be offered; or
  (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor have they any material interest in the issuer of any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

The Company has not used a publication, whether or not authorized by rule 254, prior to the filing of this notification.

PART II

OFFERING CIRCULAR

Sharestates Investments II, LLC

11 Middle Neck Road Suite 400A, Great Neck New York, 11021

(212) 201-0750

Dated: September 19, 2014

$5,000,000 Borrower Payment Dependent Notes

This is a public offering of Borrower Payment Dependent Notes issued by Sharestates Investments II, LLC. We refer to our Borrower Payment Dependent Notes as the "Notes." We will issue the Notes in series. Each series will correspond to a single project loan facilitated through our platform to one of our borrower members. In this memorandum, we refer to these project loans as "member loans," or "consumer loans" and we refer to the loan funded with the proceeds we receive from a particular series of Notes as the "corresponding project loan" for the series.

Sharestates Investments II, LLC a Delaware limited liability company ("Sharestates" or "we," "us," "our," or words to similar effect), is making a public offering to sell to investors (each, an "Investor," "Noteholder" or "you") certain promissory notes of Sharestates that are dependent for payment on payments that Sharestates receives on a specific project investment (the "Borrower Payment Dependent Notes," or the "Notes"). The Notes are being offered through the online investment platform www.Sharestates.com (the "Platform" or "Sharestates Website").

Important terms of the Notes include the following, each of which is described in detail in this memorandum or in the corresponding series note listing:

- This offering is highly speculative and the Notes involve a high degree of risk. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment. See "Risk Factors".
- Our obligation to make payments on a Note will be limited to an amount equal to the investor's pro rata share of amounts we receive with respect to the corresponding project loan for that Note, net of our service charges.
- We do not guarantee payment of the Notes or the corresponding project loans, and the Notes are not obligations of our borrower members.
- The Notes will have a stated, fixed interest rate or profit/loss sharing rate, which will be the rate for the corresponding project loan net of any servicing fees.
- The Notes will have the initial maturities and final maturities as set forth in the series note listings

Sharestates will issue the Notes on an ongoing basis, and will issue the Notes in series, through the Platform, which is owned and operated by Sharestates, LLC, an affiliated entity of Sharestates. Each series will correspond to a single investment in real estate (a "project investment") (i) that is made by Sharestates to, (ii) that is purchased by Sharestates from, or (iii) in which Sharestates participates alongside, a real estate company (or an individual operating a real estate business) (a "real estate company"). These project investments in real estate may take the form of (i) straight equity ("project equity" with a fixed profit/loss sharing), (ii) preferred equity ("project mezzanine equity"), (iii) a loan that has a first priority right of payment to other indebtedness (a "senior loan"), or (iv) a loan that is subordinate in right of payment to other indebtedness (a "mezzanine loan" and, together with a senior loan, each individually constituting a "project loan"). We expect each senior loan, and certain mezzanine loans, to be secured by a deed of trust, mortgage, security agreement, or legal title to the underlying real estate. In this prospectus, we refer to project equity, project mezzanine equity and project loans collectively as "project investments," and we refer to the project investment related to a particular series of Notes as the "corresponding project investment," "corresponding project loan," or "corresponding project mezzanine equity," as applicable, for the series of Notes.

Each time we offer a series of Notes we will also prepare a disclosure supplement (which will be posted to the Sharestates Website) with information about the applicable series of Notes and the corresponding project investment for that series, which we refer to as a "Series Note Listing." Each Series Note Listing provides information about the series of Notes offered for sale and the corresponding project investment, as well as other applicable or relevant information relating to the series of Notes then being offered for sale on the Sharestates Website. The Series Note Listings will generally follow substantially the same format.

Important terms of the Notes include the following, each of which is described in detail in this private placement memorandum:

- Our obligation to make payments on a Note will be limited to an amount equal to the Investor's pro rata share of amounts we receive with respect to the corresponding project investment for that Note, net of any applicable fees. We do not guarantee payment of the Notes or the corresponding project investments, and the Notes are not obligations of any real estate company.

- The Notes will be special, limited obligations of Sharestates only and are not obligations of the real estate companies under the corresponding project investments.

- The Notes will be unsecured obligations of Sharestates, and Investors will not have any security interest in any of Sharestates' assets, including (without limitation) the project investment, nor will the Notes be secured by any assets of the real estate company.

- The Notes will have a stated, fixed, interest rate or profit/loss sharing rate, which will be the rate for the corresponding borrower loan minus any "spread" and other expenses as outlined in this memorandum. Interest rates will range from 8%-20% and profit/loss sharing rates will range from 0%-90%. The rates are based on a formula described in this memorandum.

- We expect each senior loan, and certain mezzanine loans, to be secured by a deed of trust, mortgage, security agreement, or legal title to the underlying real estate. In the event of a default on the project investment, any recovery by Sharestates under that security interest will be shared with Investors pro rata through the maturity date, net of any applicable fees and charges.

- Each series of Notes will have its own set of terms. Generally, each Note will bear interest or be entitled to a fixed profit/loss sharing rate from the date of issuance; but different series of Notes will have different interest rates and have different terms to maturity, depending on the corresponding project investment. Investors must consult the applicable Series Note Listing in respect of each Note, a copy of which will be posted online, to review and evaluate the specific terms and conditions associated with any particular Note.

- All Notes will be issued in electronic form only and are subject to restrictions on transferability. Accordingly, no public market for the Notes is likely to develop. Investors must be prepared, therefore, to hold their Notes to maturity. Further information regarding restrictions on transfers is provided herein.

- To the extent we are unable to collect payments under a project investment, we will not be obligated to make the corresponding payment under the Notes.

- When you commit to purchase a Note, the Note may not be issued until up to 45 days after we have received all funding commitments for the Note and funding for the Note is fully subscribed. From the time when you make your purchase commitment to the time that your funds are invested in the Note, the funds you have committed toward the purchase of your Notes will not be available for investment in other Notes or for withdrawal from your account. Because your funds do not earn interest until the issuance of the Note, the delay in issuance of your Note will have the effect of reducing the effective rate of return on your investment.

- Because certain terms (e.g., issuance date) of a series of Notes may not be known until all funding commitments have been received and the closing for such series of Notes has occurred, the form of Note will simply be posted on the Sharestates Website along with the Series Note Listing and this Memorandum, and Investors will need to execute only a Subscription Agreement for the Note amount desired. Investors will be electronically notified by Sharestates of the closing date of the applicable series of Notes and of any material changes to Note terms, but clerical alterations to the final form of Notes will be reflected in Sharestates' internal records without further Investor notification.

- We have a limited operating history, and, as an online company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

- We may need to raise substantial additional capital to fund our operations, and if we fail to obtain additional funding, we may be unable to continue operations.

- The Notes are structured as Borrower Payment Dependent Notes. Investors should evaluate any investment in this context. There is limited financial information provided herein with respect to Sharestates, and Investors are subject to the risk of Sharestates' overall business and financial condition which is uncertain.

- If we were to become subject to a bankruptcy or similar proceeding, your rights could be uncertain, your recovery of funds due on the note may be substantially delayed, and any funds you do recover may be substantially less than the amounts due or to become due on the Note.

- We have minimal operating capital and no significant assets; if we were to become subject to bankruptcy or similar proceeding, your investment dollars will be at significant risk.

This offering is highly speculative and the Notes involve a high degree of risk. The Notes have not been approved or disapproved by, and they will not be insured by, any governmental agency. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment.

The Notes have not been qualified under the securities law of any state or jurisdiction. We plan to qualify the offering with the state of New York and the securities regulatory bodies of other states as we may determine from time to time. We may also offer or sell Notes in other states in reliance on exemptions from the registration requirements of the laws of those other states. Moreover, Notes whose corresponding project investment consists of project equity or project mezzanine equity generally may not be purchased by prospective investors (i) that are exempt from U.S. federal income tax pursuant to Section 501(a) of the Internal Revenue Code or (ii) that are not "United States persons" (as defined in the Internal Revenue Code).

This Offering is being conducted on a "best efforts" basis, which means the Company will use its commercially reasonable best efforts in an attempt to sell the Notes. The Company will not receive any commission or any other remuneration for these sales. In offering the Notes, the Company will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Notes will be offered for sale at fixed Prices dependent on the Corresponding Project Investment. Generally the price per Note will be $1,000. Since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Notes that must be sold, meaning we may retain any proceeds from the sale of the Notes sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Our Notes are not listed on any national securities exchange or on the over-the counter inter-dealer quotation system. There is currently no market for our Notes and under the terms of this memorandum the Notes generally may not be sold, transferred assigned pledged or disposed of, in whole or in part, without the prior written consent of the Company. The Parent Company may, at some point in time, provide a private market to its registered members should the volume of affiliate offering companies warrant such an addition. However, there is no guarantee of such an addition and the decision to do so lies solely with the managers of the Parent Company. If such a market is introduced, it will be introduced in accordance with Broker-Dealer registration and Regulation ATS.

The issuer, Sharestates Investments II, LLC, has several repurchase rights as described in this memorandum and the Corresponding Series Note Listings. The repurchase rights allow for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Project Equity Notes at any time. In the event that the Company elects to repurchase all of the Project Equity Notes of a particular series, the purchase price will be determined by an outside, independent appraiser appointed by the Company. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice to the Members of its decision to repurchase Notes.

Furthermore, in the event that an Investors fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Company in its sole discretion, the Company may cause the Company to repurchase all, but not less than all, of the Notes held by such Investor at issued value. Lastly, in the event that an Investor brings any suit, legal action or proceeding involving any dispute against the Company or any of its affiliates, the Company in its sole discretion may cause the Company to repurchase all, but not less than all, of the Notes held by such Investor at issued value. With respect to Personal Conduct and Litigation repurchase rights for Project Equity Notes, the Notes will be repurchased at their issued value. Investors do not have the right to demand we repurchase the shares under any circumstances.

These are speculative securities. Investment in the Notes involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section of this Offering Circular for a discussion of the following and other risks:

- Since its inception through August 31, 2014, the Parent Company has recorded a net loss and has had no revenue;
- The Company has no operating history, and the Parent Company has a lack of experience in developing projects similar to Corresponding Project Investments.
- The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives;
- The Corresponding Project Investments are planned to be the Company's principal assets, and factors outside of the Company's control could significantly decrease the value of those Investments;
- The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment;
- Your investment is highly illiquid and the Company does not guarantee any liquidity options;
- If the Company was to become subject to the Investment Company Act of 1940 (the "1940 Act") it could have a material adverse effect on the Company, and it is probable that the Company would be terminated and liquidated; and
- The interest of the Parent Company, the principals, and its other affiliates may conflict with your interests.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE NOTES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS OFFERING IS MADE IN RELIANCE ON AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION PROVIDED BY REGULATION A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND ANY OTHER APPLICABLE EXEMPTION FROM THE ACT AS APPLICABLE.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK THAT MAY NOT BE SUITABLE FOR ALL PERSONS. ONLY THOSE INVESTORS WHO CAN BEAR THE LOSS OF

THEIR ENTIRE INVESTMENT SHOULD PARTICIPATE IN THE INVESTMENT. (SEE "RISK FACTORS.")

THIS MEMORANDUM HAS BEEN PREPARED SOLELY FOR THE BENEFIT OF AUTHORIZED PERSONS INTERESTED IN THE OFFERING. IT CONTAINS CONFIDENTIAL INFORMATION AND MAY NOT BE DISCLOSED TO ANYONE OTHER THAN AUTHORIZED PERSONS SUCH AS ACCOUNTANTS, FINANCIAL PLANNERS OR ATTORNEYS RETAINED FOR THE PURPOSE OF RENDERING PROFESSIONAL ADVICE RELATED TO THE PURCHASE OF THE NOTES OFFERED HEREIN. IT MAY NOT BE REPRODUCED, DIVULGED OR USED FOR ANY OTHER PURPOSE UNLESS WRITTEN PERMISSION IS OBTAINED FROM SHARESTATES. THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO OR SOLICITATION OF ANY PERSON EXCEPT THOSE QUALIFIED TO INVEST ACCORDING TO THE TERMS HEREIN. IN ADDITION, NOTES WHOSE CORRESPONDING PROJECT INVESTMENT CONSISTS OF PROJECT EQUITY OR PROJECT MEZZANINE EQUITY GENERALLY MAY NOT BE PURCHASED BY PROSPECTIVE INVESTORS (I) THAT ARE EXEMPT FROM U.S. FEDERAL INCOME TAX PURSUANT TO SECTION 501(A) OF THE INTERNAL REVENUE CODE OR (II) THAT ARE NOT "UNITED STATES PERSONS" (AS DEFINED IN THE INTERNAL REVENUE CODE).

THE SALE OF THE NOTES COVERED BY THIS MEMORANDUM HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, IN RELIANCE UPON THE EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS SET FORTH IN REGULATION A OF THE ACT.

THERE IS NO PUBLIC MARKET FOR THE NOTES AND NONE IS EXPECTED TO DEVELOP IN THE FUTURE. THE NOTES OFFERED HEREBY SHOULD BE PURCHASED ONLY BY INVESTORS WHO HAVE NO NEED FOR LIQUIDITY IN THEIR INVESTMENT.

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS MEMORANDUM; ANY SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON. ANY PROSPECTIVE PURCHASER OF THE NOTES WHO RECEIVES ANY SUCH INFORMATION OR REPRESENTATIONS SHOULD CONTACT SHARESTATES IMMEDIATELY TO DETERMINE THE ACCURACY OF SUCH INFORMATION. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SHARESTATES OR IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS MEMORANDUM SET FORTH ABOVE.

PROSPECTIVE PURCHASERS SHOULD NOT REGARD THE CONTENTS OF THIS MEMORANDUM OR ANY OTHER COMMUNICATION FROM SHARESTATES AS A SUBSTITUTE FOR CAREFUL AND INDEPENDENT TAX AND FINANCIAL PLANNING. EACH POTENTIAL INVESTOR IS ENCOURAGED TO CONSULT WITH HIS, HER OR ITS OWN INDEPENDENT LEGAL COUNSEL, ACCOUNTANT AND OTHER PROFESSIONALS WITH RESPECT TO THE LEGAL AND TAX ASPECTS OF THIS INVESTMENT AND WITH SPECIFIC

REFERENCE TO HIS, HER, OR ITS OWN TAX SITUATION, PRIOR TO SUBSCRIBING FOR THE NOTES.

THE NOTES ARE OFFERED SUBJECT TO PRIOR SALE, ACCEPTANCE OF AN OFFER TO PURCHASE, AND TO WITHDRAWAL OR CANCELLATION OF THE OFFERING WITHOUT NOTICE. SHARESTATES RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTIONS IN WHOLE OR IN PART.

THE INFORMATION CONTAINED IN THIS MEMORANDUM HAS BEEN SUPPLIED BY SHARESTATES. THIS MEMORANDUM CONTAINS SUMMARIES OF DOCUMENTS NOT CONTAINED IN THIS MEMORANDUM, BUT ALL SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCES TO THE ACTUAL DOCUMENTS. COPIES OF DOCUMENTS REFERRED TO IN THIS MEMORANDUM, BUT NOT INCLUDED AS AN EXHIBIT, WILL BE MADE AVAILABLE TO QUALIFIED PROSPECTIVE INVESTORS UPON REQUEST.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THIS MEMORANDUM, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE MADE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public Generally	Commissions	Net Proceeds (25% of Notes Sold)	Net Proceeds (50% of Notes Sold)	Net Proceeds (75% of Notes Sold)	Net Proceeds (100% of Notes Sold)
Per Note	$1,000	N/A	$1,000	$1,000	$1,000	$1,000
Total (1)	N/A	N/A	$1,250,000	$2,500,000	$3,750,000	$5,000,000

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT; ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE NOTES HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAW OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE STATE OF NEW YORK AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL NOTES IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANYONE IN ANY JURSIDCITION IN WHICH SUCH OFFER OF SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

TABLE OF CONTENTS

INTRODUCTION....13
OFFERING CIRCULAR SUMMARY....16
THE NOTES....20
RISK FACTORS.... 28
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENT....50
DESCRIPTION OF THE COMPANY'S BUSINESS....51
INVESTMENT STANDARDS AND POLICIES....56
THE PARENT COMPANY....63
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS....64
ERISA CONSIDERATIONS....72
USE OF PROCEEDS....74
DETERMINATION OF OFFERING PRICE....74
CAPITALIZATION....74
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION....74
LEGAL PROCEEDINGS....77
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....78
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS....78
PLAN OF DISTRIBUTIONS....80
LEGAL MATTERS....82
EXPERTS....82
TRANSFER AGENT....82
INDEX TO FINANCIAL STATEMENTS....85

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

INTRODUCTION

About Sharestates

We were formed in Delaware in September 2014 under the name Sharestates Investments II, LLC. Our principal executive offices are located at 11 Middle Neck Road Suite 400A, Great Neck, New York, 11021 and our telephone number is (212) 201-0750. Our website address is www.sharestates.com. Information contained on our website is not incorporated by reference into this memorandum; however, some information in this memorandum may be displayed on our website.

Overview

We are offering the Notes directly to investors through the Sharestates website for a purchase price of 100% of the principal amount of the Notes. The Notes will be Sharestates obligations, the proceeds of which will fund equity or debt investments in a particular project investment. Sharestates will issue and sell a series of Notes for each project investment that is funded. Each series of Notes is wholly dependent for payment on principal and interest, redemption and preferred return, or fixed profit/loss sharing rates on payments that Sharestates receives from the corresponding project investment. The Notes will be unsecured obligations of Sharestates. Investing in the Notes should only be considered by persons who can afford the loss of their entire investment. See "Risk Factors."

We will issue the Notes in series. Each series will correspond to a single investment in real estate:

(i) that is made by Sharestates to;

(ii) that is purchased by Sharestates from; or

(iii) in which Sharestates participates alongside, a real estate company.

These investments in real estate may take the form of (i) project equity (ii) project mezzanine equity, (iii) a senior loan, or (iv) a mezzanine loan. We expect each senior loan, and certain mezzanine loans, to be secured by a deed of trust, mortgage, security agreement, or legal title to the underlying real estate. Project equity will have a fixed profit/loss sharing rate and may or may not have a mandatory redemption date. The timing and aggregate amount of cash distributions, if any, on project equity may be at the sole discretion of the manager of the real estate company. Project mezzanine equity will not be secured by the underlying real estate. Project mezzanine equity will have a fixed rate of return in the form of a preferred return and a mandatory redemption date. The preferred return will be expressed as an annual rate, compounded monthly, quarterly, or annually until the project mezzanine equity is redeemed; however, the timing and aggregate amount of cash distributions, if any, on project mezzanine equity may be at the sole discretion of the manager of the real estate company. Project mezzanine equity will not be secured by the underlying real estate.

The Notes are sold to investors who remit funds and execute a Subscription Agreement relating to a particular Series Note Listing on the Platform, which funds and Subscription

Agreement and may be ultimately accepted by Sharestates. Notes are issued in the principal amount of Investors' respective investments. After a Series Note Listing is posted, Investors can place investments on that listing until the listing has received investments totaling the requested funding amount. Real estate companies may request project investments in amounts ranging from $100,000 to $5,000,000. Sharestates currently accepts investments in amounts of as little as $1,000, although in some cases larger or smaller minimum investment amounts may be required. Investor funds committed to a Series Note Listing will not accumulate interest prior to the requested funding amount being realized by the Series Note Listing. If the listing does not receive investments equal to or exceeding the minimum amount required for the listing to fund by the close of the escrow date for the underlying project investment, generally the listing will terminate and the requested project investment will not be funded. However, in some instances Sharestates, or its affiliates, may, through the purchase of Notes or otherwise, fund the portion of the corresponding project investment remaining to meet the minimum amount, or, where Sharestates believes that additional Investors may later elect to participate in the listing, Sharestates may provide bridge financing in order for escrow to be closed on the underlying project investment, and the listing will remain active on the platform until the listing is fully funded and the bridge loan repaid to Sharestates. In such cases, Investors who had already committed to Notes at the time of the real estate company's escrow closing will begin to accrue interest as of such date. Any investment made by Sharestates or its affiliates in the Notes will be on the same terms and conditions as other Investors. There will be no notation in any Series Note Listing signifying that Sharestates has participated in the funding of any corresponding project investment.

For some project investments, Sharestates will issue the corresponding project investment directly. In some cases, Sharestates may enter into a relationship whereby one or more third parties issues (and/or services) the corresponding project investment and Sharestates then purchases that corresponding project investment (or a participating interest therein) from the third party. Where Sharestates merely takes a participating interest in a project investment, the third party may sometimes remain the lead investor or lender, as the case may be, on that project investment, and may retain control of the deed of trust, mortgage, or other security documents, if any. In other cases, Sharestates may purchase all or a portion of a project investment that had been previously been issued by a third party.

In addition, Sharestates may be purchasing Notes and/or participating in Notes through originating Lenders.

Investors can review, on the Sharestates Website, each Series Note Listing describing the offering of that series of Notes and the corresponding project investment. The Series Note Listing will provide Investors with a description of the Notes, the terms of the corresponding project investment, and the nature of the security of the corresponding project investment. Taken together with this Memorandum and the form of Note, the Series Note Listing will contain the authoritative description of any series of Notes offered by Sharestates.

Sharestates will generally pay each Investor principal, interest and/or profits on such Investor's Note in an amount equal to such Notes' pro rata portion of the (1) principal and interest payments, if any, we receive on the corresponding project loan, or (2) redemption and preferred return payments, if any, we receive on the corresponding project mezzanine equity, or (3) profit payments if any, we receive on the corresponding project equity, as applicable, that Sharestates receives on the corresponding project investment, net of any Sharestates fees or other third-party servicing fee, if applicable. Any such fees will vary with each series of Notes, and the applicable information will be provided in the Series Note Listing posted online. Sharestates may vary from a precise pro rata formula if one or more investors have been granted special investment incentives, for example, where such Investor is investing sizable amounts. Investors may receive all or a portion of the fees charged by Sharestates to real estate companies for beneficiary statements and demands, late charges, postponement and extension fees, processing fees, default interest charged to the real estate company, forbearance fees, inspection fees, administrative fees and any other payments or fees due from the real estate company (except for returned check charges, which will always be retained in full by Sharestates). If a loan contains a prepayment charge, Investors may be entitled to keep a portion or all of the charge (as will be described in the Series Note Listing for the applicable loan). The Series Note Listing of each loan will describe all such charges and fees, and whether the Investors will be entitled to keep all or a portion of such fees and charges or the applicable fees and charges that are assigned, retained and to be received by Sharestates. In addition, the funds available for payment on the Notes will be reduced by the amount of any attorneys' fees or collection fees that Sharestates, an affiliate or a third-party servicer or a collection agency imposes in connection with collection efforts related to the corresponding project investment.

Sharestates reserves the right, in its sole discretion, to not disclose the name or identity of the real estate company with respect to any series of Notes. In such circumstances, Investors must make their respective investment decisions based solely on information provided about the real estate company, the Note, the corresponding project investment and other material facts, but without knowledge of the identity or name of the real estate company.

Sharestates earns revenue from the fees we charge our real estate companies and investors. We charge real estate companies origination fees that range from 1% to 3% of the project investment that are paid upon the issuance of the project loan, or purchase of project mezzanine equity. We also earn interest on project loans and preferred return on project mezzanine equity to the extent that we fund those project investments ourselves or create a spread between the interest paid by the real estate company and the interest paid to investors in the Notes. In addition, Sharestates may charge a listing fee or servicing fee for each project investment that is listed on the Sharestates Website. The Notes are generally not transferrable and will not be listed on any securities exchange. Therefore, investors must be prepared to hold their Notes to maturity.

Investors should review this Memorandum, together with the Series Note Listing for the corresponding project investment (made available to Investors on the Sharestates Website) prior to making any decision to invest in a Note.

[Remainder of page intentionally left blank]

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Notes.

You should carefully read The entire Offering Circular, especially concerning the risks associated with the investment in the Notes discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to Sharestates Investments II, LLC, a Delaware limited liability company.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Notes Regarding Forward-Looking Statements."

Summary of the Offering

The Offering is summarized as follows:

Issuer

Sharestates Investments II, LLC

Notes Offered

Borrower Payment Dependent Notes, issued in series, with each series of Notes related to one corresponding loan that is listed on the Sharestates Website. Each series of Notes is dependent for payment on payments that Sharestates receives on the corresponding project investment.

We plan to qualify the offering with the state of New York and the securities regulatory bodies of other states as we may determine from time to time. We may also offer or sell the notes in other states in reliance on exemptions from the registration requirements of the laws of those other states. Moreover, Notes whose corresponding project investment consists of project mezzanine equity or project equity generally may not be purchased by prospective Investors (i) that are exempt from U.S. federal income tax pursuant to Section 501(a) of the Internal Revenue Code (as amended, the "Code") or (ii) that are not "United States persons" (as defined in the Code).

Interest Rate

Interest rates will be fixed and will vary among series of Notes. Within a series of Notes, interest rate schedules will be standardized. Some series of Notes may also provide for additional contingent payments upon the occurrence of certain events (any such contingent payments to be described in detail in the Series Note Listing). The interest rate for each Note will be equal to the interest rate paid to Sharestates or its affiliates on a project loan, or the preferred return rate on project mezzanine equity minus a "spread" of interest or return, if any, that may vary among series of Notes. The "spread" of interest or return, if any, will be fixed per series but may vary among series of Notes.

Servicing Fee	When making any payments on a Note, we will deduct a service charge equal to the amount specified in the Series Note Listing, if any. The service charge will reduce the effective yield on the Notes below their stated interest rate.
Term	The term of each of the Notes will vary by series and the term of the corresponding project investment. Generally, the terms will be from one (1) year to seven (7) years from the date that the corresponding project investment is made.
Security Interest	The Notes will not be contractually senior, or subordinated, to other indebtedness (if any) that Sharestates incurs. All Notes will be unsecured special, limited obligations of Sharestates. Holders of Notes will not have a security interest in the assets of Sharestates, the corresponding project investment, the proceeds of that investment or of any underlying assets of the real estate company or affiliates. The Notes will rank effectively junior to the rights of the holders of our existing or future secured indebtedness with respect to the assets securing such indebtedness.
Maturity	The Notes in each series will mature at the end of the given term (the "Initial Maturity Date"), if any, unless any payments of the corresponding project investment remain due and payable upon such date, in which case the maturity of the Notes will be automatically extended to the time when all payments from the corresponding project investment are received from the real estate company (which shall not be later than two years from the date of the Initial Maturity Date) (the "Final Maturity Date"). However, because we may, in our sole discretion and, subject to our loan standards as then in effect, amend, modify, sell to a third-party purchaser or charge off the corresponding project investment at any time after its delinquency, and because we generally charge off a corresponding project investment after it becomes more than one year past due, the corresponding project investment may never reach the Final Maturity Date. Any amounts recovered by us after the Final Maturity Date of a series of Notes will not be paid to investors in those Notes.
Payment Dates	Payments on the Notes will depend on the terms of each series of Notes. Generally, payments are expected to be on a monthly or quarterly basis during the term of the Note. Payments will only be made to the extent that Sharestates receives payments on the corresponding project investment and no payments will be made after the Final Maturity Date of a series of Notes.
Prepayment	Real estate companies may or may not have prepayment penalties attached to the corresponding project investment. On project investments that do not have a prepayment penalty, the Notes will similarly be pre-payable without penalty. If the real estate company has a prepayment penalty and such

penalty is actually paid, the Notes may share in that prepayment penalty. Each Series Note Listing will describe such terms.

Use of Proceeds

The proceeds of each series of Notes will be used to purchase the corresponding project investment or, in some cases, to repay funds Sharestates has directly financed through a bridge loan or otherwise borrowed from a third-party or affiliate to originate Notes directly.

Voting Rights

Investors will have no rights to contribute to, direct, or vote on the management of the Company's affairs, including whether or not the Company should dissolve or pursue collection on a defaulted loan.

Transfer Restrictions

There are restrictions on the transferability of the Notes, except (1) to an immediate family member (spouse, parent, grandparent, child, or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (2) with the consent of the Company or as otherwise permitted under the terms of the Series Notes, to a person or entity that is not an Investor. The memorandum also provides for a "Right of First Refusal", which allows the Company the right to purchase any Note which is offered for sale or otherwise disposed of for compensation. The transfer of any Note in violation of the terms of the Series Note will be deemed invalid, null and void, and of no force or effect. Any person to whom Notes are attempted to be transferred in violation will not be entitled to receive payments from the Company or have any other rights in or with respect to the Notes.

General Repurchase Rights

The Company may exercise a right of repurchase in the project equity notes, in its sole discretion, with regard to the Notes at any time. In the event that the Company elects to repurchase all of the Notes in a particular Series, the purchase price will be determined by an outside, independent appraiser appointed by the Company. The purchase price will be payable to the Investors in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice to the Investors of its decision to repurchase Notes.

Personal Conduct Repurchase Rights

In the event that an Investors fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Company in its sole discretion, the Company may repurchase all, but not less than all, of the Notes held by such Investor at issued value. Investors do not have the right to demand we repurchase the shares under any circumstances.

Litigation Repurchase Rights

In the event that an Investor brings any suit, legal action or proceeding involving any dispute against the Company, the Company in its sole discretion may repurchase all, but not less than all, of the Notes held by such Investor at issued value. Investors do not have the right to demand we repurchase the shares under any circumstances.

Liquidity of Notes

There is no public market for the Notes at this time. The Company will monitor Investor activity and, should the volume of outside trades warrant the development of a trading system, the Company in its sole discretion may elect to develop a trading platform in accordance with Broker-Dealer licensing and Regulation ATS.

Exchange Act Disclosure

The Company is not required to provide disclosure pursuant to the Exchange Act.

Risk Factors

An investment in the Notes is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

U.S. Federal Income Tax Consequences

Although the matter is not free from doubt, Sharestates intends to treat the Notes as indebtedness of Sharestates for U.S. federal income tax purposes. As a result of such treatment, the Notes will have original issue discount, or "OID", for U.S. federal income tax purposes because payments on the Notes are dependent on payments on the corresponding project investment. Furthermore, a holder of a Note will be required to include the OID in income as ordinary interest income for U.S. federal income tax purposes as it accrues (which may be in advance of interest being paid on the Note), regardless of such holder's regular method of accounting. Prospective purchasers of the Notes should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase and ownership of the Notes, including any possible differing treatments of the Notes. See "Certain U.S. Federal Income Tax Considerations" for more information.

About the Platform

Through our online platform, we allow qualified borrower members to obtain project equity, project mezzanine equity, secured and unsecured loans with interest rates, preferred returns, and profit sharing returns that they find attractive. We also provide investors with the opportunity to invest in (directly or indirectly) loans with credit characteristics, interest rates and other terms the investor finds attractive. As a part of operating our platform, we may verify the identity of borrowers, may obtain borrower's credit profiles from consumer reporting agencies (which are also called credit bureaus) such as Trans-Union, Experian or Equifax and may screen borrower members for eligibility to participate in the platform. We, an affiliate, or third party may also service the loans on an ongoing basis. Investors under this memorandum have the opportunity to buy Borrower Payment Dependent Promissory Notes issued by Sharestates and designate the corresponding loans to be facilitated through our platform. We will make payments on each Note in a series in an amount equal to each such Note's pro rata portion of payments, if any, Sharestates receives on the corresponding member loan funded by the proceeds of that series, net of our service charges, if any. Sharestates will also pay to investors any other amounts Sharestates receives on each Note, including late fees and prepayments, subject to our service charges, except that Sharestates will not pay to investors any unsuccessful payment fees, check processing and other processing fees, collection fees we or a third-party collection agency charge and any payments due to Sharestates on account of the portion of the corresponding borrower loan, if any, that Sharestates has funded itself. If Sharestates were to become subject to a bankruptcy or similar proceeding, the holder of a Note will have a general unsecured claim against Sharestates that may or may not be limited in recovery to borrower payments in respect of the corresponding member loan. See "Risk Factors — If we were to become subject to a bankruptcy or similar proceeding..."

THE NOTES

The Notes are Sharestates' unsecured special, limited obligations that are tied to the performance of a particular project investment. The Notes will be U.S. dollar denominated and will be issued in series.

Each series of Notes will correspond to a specific project investment, and payment to investors will depend on payments we receive on the corresponding project investment. We have no obligation to make any payments on the Notes unless, and only to the extent that, we have received payments on the corresponding project investment.

The exact form of Note for each particular series of Notes offered to Investors through this offering will vary based on the terms and conditions of the specific transaction. Because certain terms (e.g., issuance date) of a series of Notes may not be known until all funding commitments have been received and the closing for such series of Notes has occurred, the form of Note will simply be posted on the Sharestates Website along with the Series Note Listing and this Memorandum, and Investors will need to execute only a Subscription Agreement for the Note amount desired. Investors will be electronically notified by Sharestates of the closing date of the applicable series of Notes and of any material changes to Note terms, but clerical alterations to the final form of Notes will be reflected in Sharestates' internal records without further Investor notification.

All Notes will be issued in electronic form only, through the Sharestates Website. The recordation, processing and payment systems are automated and electronic. We do not have any physical branches, deposit-taking or interest payment activities. The Sharestates Website, will provide detailed information about the platform, including the full text of the necessary legal agreements, as well as the Series Note Listing applicable to each series of Notes. The Series Note Listing will provide Investors with a description of the Notes, the terms of the corresponding project investment, some information about the real estate company (but not necessarily the name or identity of the real estate company), and the nature of the security of the project investment (if any). In addition to the customer support materials available on the Sharestates Website, Sharestates makes additional customer support available to members by email and phone.

For each series, the Notes will be sold to Investors who remit funds and execute a Subscription Agreement relating to a particular Series Note Listing on the platform, which funds and Subscription Agreement may be ultimately accepted by the Issuer. Notes are issued in the principal amount of Investors' respective investments. After a Series Note Listing is posted online, Investors can place investments on that listing until the listing has received investments totaling the requested loan amount. Investments will not accumulate interest while the Series Note Listing is pending. Sharestates currently accepts investments in amounts of as little as $1,000, although in some cases larger or smaller minimum investment amounts may be required. If the Series Note Listing does not receive the minimum aggregate investments prior to the scheduled closing date for the underlying project investment, either (i) the listing will terminate and the requested project investment will not be funded, (ii) Sharestates, or its affiliates, may fund the portion of the corresponding project investment left unfunded through the purchase of Notes, or (iii) where Sharestates believes that additional Investors may later elect to participate in the listing, Sharestates may elect (in its sole discretion) to arrange bridge financing to close the project investment, and the listing will remain active on the platform until the listing is fully funded and the bridge loan repaid. In such cases, Investors who had already committed to Notes at the time of the real estate company's escrow closing will begin to accrue interest as of such date. Any investment made by Sharestates or its affiliates in the Notes will be on the same terms and conditions as other Investors. There will be no notation in any Series Note Listing signifying that Sharestates has participated in the funding of any corresponding project investment.

For some project investments, Sharestates will participate in the project investment directly. Sharestates may service the project investment directly or, in certain cases, may put in place a third party servicer, which may be wholly-owned subsidiary or other affiliate of Sharestates. In some cases, Sharestates may enter into a relationship whereby one or more third parties issues (and/or services) the corresponding project investment and Sharestates then purchases that corresponding project investment (or a participating interest therein) from the third party. Where Sharestates merely takes a participating interest in a project investment, the third party may sometimes remain the lead lender on that project investment, and may retain control of the deed of trust, mortgage, or other security documents, as applicable. In other cases, Sharestates may purchase all or a portion of a project investment that had been previously issued to or by a third party. Sharestates may enter into a relationship with one or more third parties to have the third party undertake and service the project investment and for Sharestates to then purchase the corresponding project investment remittances from the third party.

Holders of any Notes will not have a security interest in the assets of Sharestates, the corresponding project investment, the proceeds of that investment or of any underlying assets of the real estate company or affiliates. The Notes will rank effectively junior to the rights of the holders of our existing or future secured indebtedness with respect to the assets securing such indebtedness.

Investors can review on the Sharestates Website each Series Note Listing describing that series of Notes and the corresponding project investment. The Series Note Listing will provide Investors with a description of the Notes in that series, the terms of the specific project investment, some information about the real estate company, and the nature of the security of the project investment if any. The Series Note Listing (posted online) will, together with this Memorandum and the form of Note, contain the authoritative description of any Notes offered by Sharestates.

Denominations, Form and Registration

We will issue the Notes only in recorded, electronic form, in denominations of $1,000 or other amounts as we may determine from time to time. This means that each Note will be stored on the Sharestates Website. You can view a record of the Notes you own and the form of your Notes online and print copies for your records by visiting your secure, password-protected webpage in the "Portfolio" section of the Sharestates Website. We will not issue certificates for the Notes. Investors will be required to hold their Notes through Sharestates' electronic Note register. The Notes will not be registered on any securities exchange.

We will treat the Investors in whose names the Notes are registered as the owners thereof for the purpose of receiving payments and for all other purposes.

Interest Rates

The interest rate applicable for each series of Notes will be set forth in the Series Note Listing. Sharestates expects that, in nearly all cases, the interest rate provided to Investors in the Notes will be less than the interest rate on a project loan or the preferred return rate on project mezzanine equity paid to Sharestates or its affiliates by the real estate company on the corresponding project investment, as Sharestates may receive an economic "spread" of interest that will vary among the series of Notes.

The interest rates payable on each project loan or preferred return on project mezzanine equity or profit sharing rate on project equity will be fixed but will vary amongst the project investments, depending on various factors applicable to the underlying property and the real estate company. Consequently, the interest rate will vary for each series of Notes, and the yield an Investor earns on one series of Notes may differ from the yield earned by other Investors in other series of Notes.

Maturity

Each series of Notes will have varying terms, depending on the term of the corresponding project investment. Most of the project investments, and thus the Notes, will have a typical term of between one (1) year and seven (7) years. No single project investment is currently expected to have a term of greater than seven (7) years.

The Notes in each series will mature at the end of the term of the corresponding project investment. If there are amounts owing to Sharestates on the corresponding project investment at the end of the initial maturity date, the term of the Notes will be extended to allow for more time for Sharestates to receive further payments due under the corresponding project investment and for Investors to thus receive further payments on the corresponding Notes; provided, however, that the final maturity date shall not be a time later than two (2) years after the initial maturity date, after which Investors will have no further right to receive payments on the Notes (even if Sharestates receives further payments on the corresponding project investment).

The Notes may never reach maturity, however, because we expect that in most cases project investments may be prepaid without penalty, and because we may, in our sole discretion and, subject to the applicable servicing standards, amend, modify, or assign or sell our rights under the project investment to a third-party, or charge off the project investment at any time after any delinquency thereon. Our obligation to make payments on a Note will be limited to an amount equal to the Investor's pro rata share of amounts we receive with respect to the corresponding project investment for such Note, net of any applicable fees, prior to the Final Maturity Date.

Ranking; Sinking Fund

The Notes will be unsecured special, limited obligations of Sharestates. For each series of Notes, Sharestates will be obligated to make payments on the Notes if and only if, and only to the extent that, Sharestates receives principal and interest payments from the real estate company on the corresponding project investment. Payments on the project investment will be shared ratably among all Investors in the related series of Notes until the Final Maturity Date. In the event of a bankruptcy or similar proceeding of Sharestates, the relative rights of the holder of a Note as compared to the holders of other unsecured indebtedness of Sharestates with respect to payment from the proceeds of the project investments or other assets of Sharestates is uncertain. See "Risk Factors." Each series of Notes will correspond to a specific project investment, and payment will depend on payments we receive on the corresponding project investment. The Notes will not have the benefit of a sinking fund.

Servicing and Payments

Subject to the limitations described below under "Limitations on Payments," we will make installment payments on the Notes upon receiving payments in respect of the corresponding project investment, in accordance with the payment schedule for the Notes. In some cases, Sharestates will collect payments on the project investments, while in other cases Sharestates may enter into a relationship with a third party in order to have that third party issue, or act as the servicer of, the project investment. In all cases, Sharestates, an affiliate or a third party will disburse corresponding payments on the applicable series of Notes.

Each series of Notes will have a payment schedule providing for periodic payments over a term equal to the corresponding project investment. Such schedule will specify the payment dates and the type of periodic payments (monthly, quarterly, etc.) applicable to that series of Notes. After any project investment is paid in full, either as a result of the real estate company paying off the project investment or as a result of a payoff in a foreclosure proceeding, Sharestates will pay off the Note and pay Investor with the proceeds (net of any fees, charges and reimbursement of advances payable to Sharestates) as soon as practicable. However, if there are any amounts under a corresponding project investment still due and owing to us after the Final Maturity Date of the Notes, we will have no further obligation to make payments on the Notes, even if we later receive payments after the Final Maturity Date of the Notes. Sharestates will not extend the term for any Note beyond the Final Maturity Date.

We expect that, for each project investment, we will request a payment from the real estate company no later than one (1) business day prior to the payment due date, and that we will normally receive payment within five (5) business days. A payment by the real estate company may not be distributed to the Note holder until as late as the 20th business day after the ACH payment was requested. Investors can review their account statements online and see that they have received payment on the Notes beginning on the 20th business day after the ACH payment was requested. The same process occurs upon maturity of the Note. Although payment under the Notes will be made up to 20 business days after the applicable payment and maturity date, Sharestates will treat the payment date and maturity date of the Note to be the same as the dates applicable to the corresponding project investment.

Pursuant to the terms of the applicable project investment, the real estate company may have a grace period from the date that payments are due under the project investment. Within ten (10) days after the expiration of any grace period and/or in accordance with applicable state law, Sharestates or its retained servicing provider will generally telephone and/or send a notice of delinquency to the real estate company. If the real estate company does not adequately respond to the notice of delinquency within a reasonable time, then (or as may be in accordance with state law) Sharestates or its retained service provider generally will record a notice of default, if applicable, with respect to the project investment. Sharestates may exercise its discretion in the timing of the filing of the notice of default. Sharestates may also exercise its discretion in the timing of any foreclosure under the power of sale contained in the applicable security instrument (if any), including granting short term extensions of the foreclosure date.

Sharestates will communicate with Investors through the Sharestates Website at www.sharestates.com or via electronic mail as to material developments regarding a corresponding project investment. Sharestates or its affiliates will maintain possession of all original project investment documents and related security instruments.

Limitations on Payments

Any amounts received on project investments will be forwarded by Sharestates to the holders of the corresponding series of Notes, net of any fees, charges or other reimbursements payable to Sharestates or its affiliates. Each Investor's right to receive installment payments and other amounts in respect of that series of Notes is limited in all cases to the Investor's pro rata portion of the amounts received by Sharestates in connection with the corresponding project investment, including, without limitation, all principal and interest payments, prepayments, partial payments, late payments or settlements, the proceeds from any foreclosure on collateral, the proceeds from an assignment to a collections agent, profit sharing payments, or redemption and preferred return payments (as applicable), subject to the repayment of any Sharestates advances made in connection with collection or similar efforts made with respect to the project investment. To the extent we do not receive a required payment on a project investment, we will not make any payments on the series of Notes related to that payment (or the portion thereof that we do not receive, in the case of a partial payment), and a holder of a Note will not have any rights against Sharestates or the real estate company in respect of the Note or the corresponding project investment.

In the event a project investment is serviced by a third party servicer (whether or not affiliated with Sharestates), that servicer may charge a servicing fee on amounts collected, and this fee will be paid prior to any distribution to Investors.

An "unsuccessful payment fee" is a fee charged by Sharestates or a third-party or affiliated servicer or collection agency when a payment request is denied or a check is returned unpaid for any reason, including but not limited to, insufficient funds in the real estate company's bank account or the closing of that bank account. The unsuccessful payment fee currently charged by Sharestates on project investments is $35 or such lesser amount permitted by law.

Sharestates retains the authority to grant appropriate payment deferrals based on its overall assessment of a real estate company, the property situation, and market conditions generally. In such cases, the payment terms of the Notes will be correspondingly adjusted. In such event, Sharestates will communicate any adjustments to investors via electronic mail and/or on the Sharestates Platform. Sharestates, or an affiliate, may also, in its sole discretion, advance amounts necessary to protect the security of any project investment. Such amounts may include the payment of taxes, prior encumbrances or liens, property and casualty insurance, foreclosure expenses, repair, litigation expenses and similar items, and also for accountant fees, consultants, property maintenance and similar items. Sharestates may make such advances when, in its sole discretion, it determines that the project investment may be at risk of total or partial loss and believes that the making of such advances will ultimately be economically beneficial. Sharestates will notify Investors in the applicable series of Notes if and when such advances are made and that the amount of such advances may be withheld from payments that Investors would otherwise receive on the Notes. Sharestates is not required to make any such advances and may choose whether or not to make any such advance in its sole discretion. Any advances made by Sharestates will, at Sharestates' sole discretion, bear interest at the lesser of the applicable Note interest rate or the maximum rate allowed by law, and will be reimbursable to Sharestates upon receipt of funds from the real estate company. Furthermore, in the event of foreclosure, Sharestates is entitled to recover the costs of foreclosure and any amounts advanced by Sharestates (with applicable interest thereon) in respect of the property being foreclosed upon prior to any payment or other distribution being made to Investors.

Each series of Notes will mature on its initial maturity date, unless any scheduled payments in respect of the corresponding project loan remain due and payable upon, or accrued and unpaid of the corresponding project mezzanine equity, the initial maturity date, in which case the maturity of the Notes will be automatically extended to the final maturity date and the unpaid portion of the corresponding project investment will continue to accrue interest at the applicable rate. After the final maturity date, Investors will have no further right to receive payments on the Notes, even if Sharestates later recovers additional amounts relating to the corresponding project investment.

Prepayments

To the extent that a real estate company prepays a corresponding project investment, holders of the series of Notes related to that corresponding project investment will typically be entitled to receive their pro rata share of the prepayment, net of any accrued or owing fees, advances, charges or other reimbursements otherwise due and payable to Sharestates or its affiliates.

Certain Aspects of Project Investments

As discussed above, if the real estate company remains in default on a project loan after any accommodation granted by Sharestates to the real estate company to cure such default, Sharestates (or, in a participation arrangement, the lead lender) may, in the case of a senior loan, and, if secured, a mezzanine loan, foreclose on the property underlying the corresponding project investment. The terms of project loans with respect to default and foreclosure will vary. Project loan documents may provide, for example, that a default by the real estate company on any other loan or obligation made or arranged by Sharestates will cause Sharestates (or lead lender) to declare a default under the deed of trust relating to the corresponding project loan (if any). Sharestates may add a shortfall from the real estate company on one loan to the payoff demand on another loan from the same real estate company; in such a case, Sharestates would direct the shortfall amount back to the Investors in the series of Notes relating to the first loan.

Sharestates may also determine that an advance is necessary and prudent to protect Investors' interests. Such instances might include the cancelation or expiration of casualty insurance or the delinquency of property taxes. Any such advances would be added to the corresponding project investment amounts, bear interest at the lesser of the applicable Note interest rate or the maximum rate allowed by law, and, in the case of forced insurance, may be significantly more expensive than conventional casualty insurance.

Some series of Notes and their corresponding project investments may provide for monthly payments of interest or preferred return only, as applicable, and will require the real estate company to make a "balloon" payment of the unpaid principal and interest, or redemption and preferred return, as applicable, at the end of the project investment term. Some series of Notes and the corresponding project investments may be partially amortized loans, and will require the real estate company to make a "balloon" payment of the unpaid principal and interest at the end of the loan term. Sharestates does not currently expect to make or arrange loans that contain provisions for negative amortization.

From time to time Sharestates will rewrite project investments requiring "balloon" payments that Sharestates has previously made to a real estate company. With respect to such rewritten terms, Sharestates will apply the same underwriting guidelines and may not obtain a new appraisal or other evaluation of the property.

Construction, Rehabilitation, Home Improvement and Entitlement Loans

Sharestates may offer some series of Notes relating to construction loans for various types of properties, including single family residential, condominiums, multi-family residential, industrial, small commercial, foreclosed (REO), unimproved land with entitlements and small tract properties. The loan underwriting for construction, rehabilitation and unimproved land with entitlement loans is typically based upon a determined "as completed" value, i.e., the projected value of the property after the completion of the construction or rehabilitation of a property. Special builder's risk insurance, or "course of construction" insurance, may be required by Sharestates in these cases.

Although construction loans will be fully funded at the closing of the series of Notes, the proceeds of a construction loan will typically be disbursed by Sharestates or its service provider to a construction or builder's fund control company (which may be affiliated with Sharestates) as agent for the Investors. The real estate companies will typically be required to enter into a construction loan agreement that governs the release of the loan proceeds. Disbursements would be made by Sharestates, its authorized agent, or the construction or builder's fund control company only as portions of the construction work are completed, and only upon instructions from Sharestates or its agent after monitoring such progress, with the amount of disbursement based upon a percentage of work completed. Disbursements may include interest on the construction loan and advance payments to the Investors of up to three months interest or more. The amount of the disbursement to pay the contractor and the subcontractors generally would be based upon a percentage of completion of construction. In its discretion, Sharestates may require the retention of a percentage of the amounts paid to the contractor or subcontractors. Disbursements may be made directly to the real estate company or contractors or subcontractors or jointly to the real estate company and to the contractors or the subcontractors or jointly to the contractors and subcontractors.

For rehabilitation loans, a portion of the loan proceeds will typically be disbursed directly to the real estate company or to a construction or builder's fund control company, and the real estate company would enter into a loan disbursement agreement that will govern the release of the portion of the loan proceeds that are intended to be used for repairs and rehabilitation. The real estate company will generally be required to commence work promptly, and Sharestates will generally limit the initial amount released to the real estate company to one- third of the total amount of the retained proceeds, although this figure can vary. In most cases, Sharestates will require the real estate company to have already completed certain line items within the scope of work before they will be entitled to receive any money. Construction or rehabilitation disbursements will be made by Sharestates, its servicing agent, or the construction or builder's fund control company based on the disbursement schedule and fund control authorization. If the improvements have not been completed within the time period set forth in the construction or rehabilitation agreement, or if Sharestates were to determine that the balance of the loan proceeds was not sufficient to complete the construction, then Sharestates or its servicer may use any remaining retained funds to complete the construction or may require the real estate company to deposit additional funds with Sharestates or the construction or builder's fund control company.

Interest on this type of loan will accrue and be payable as set forth in the applicable Note and Series Note Listing. Upon any default pursuant to the corresponding project investment, Sharestates or its servicer may apply all or any portion of the amount in Sharestates' trust account or held by the construction or builder's fund control company to amounts due under the corresponding project investment.

To the extent possible, Sharestates will require the real estate company to obtain builder's risk insurance, which is also known as course of construction insurance. This specialized insurance is intended to insure structures, while they are under construction. Materials, fixtures and appliances that are intended to become an integral part of the structure being built are also insured. The insurance is provided for loss resulting from accidental direct physical damage to the structure under construction. The policies generally include broad coverage, but exclude earthquake, flood and damage caused by earth movement. Some builder's risk policies limit coverage to physical damage caused by specifically named perils, such as fire and theft. The coverage provided for specific perils would be would be specifically listed in the insurance policy or policies.

Government Regulation

There are many levels of state and federal government regulations that may potentially affect Sharestates' business.

If Sharestates is required to register under the Investment Company Act or become subject to the U.S. Securities and Exchange Commission's regulations governing broker-dealers, it may be required to institute burdensome compliance requirements.

Some states require nonfinancial companies, such as Sharestates, to obtain a real estate or other license in order to make commercial loans on a regular basis. Sharestates does not intend to finance project investments in states where such licenses are required until it obtains the required license. Sharestates may, in the future, affiliate itself with third parties such as financial institutions in order to be able to arrange loans in jurisdictions where it might otherwise be restricted.

RISK FACTORS

An investment in the Notes carries risks, a number of which, that we consider to be the most substantial to an investor in this offering, are set out below including those related to the Company, those related to the Offering, and those related to taxes. In addition to those risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential Investors should keep in mind other possible risks that could be important.

This is a speculative investment, and the value of your investment in the Notes may decrease significantly or entirely. You should not make an investment in the Notes if you are unable to bear the loss of your entire investment. You should only consider an investment in the Notes after considering the following risks and consulting with your investment, legal, and tax advisors.

RISKS RELATED TO THE COMPANY'S BUSINESS, TO THE NOTES, AND THE CORRESPONDING PROJECT INVESTMENTS ON WHICH THE NOTES ARE DEPENDENT

Parent Company's net loss and lack of revenue.

Since its inception through January 31, 2014, our Parent Company has recorded a net loss and has had no revenue. Such losses have been due to the expenses related to start-up costs incurred as the Parent Company grew its business and established the Company. There can be no assurance that the Parent Company will generate significant revenue or be profitable in the future. If the Company is not profitable, it may need to curtail or cease operations, or seek additional revenue through the sale of its Membership Interests.

The Company may require additional capital and may be unable to obtain such capital on favorable terms or at all.

In the future, we may need to raise additional capital through the issuance of membership interests or securities convertible into membership interests. Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on favorable term or at all.

The Company has not established any minimum offering amount and there is no assurance that the Company will raise sufficient funds necessary to carry out its business objectives.

The Company has not established any minimum offering amount that must be raised to carry out the business objectives contemplated in the offering document. There is no assurance that the Company will raise sufficient funds to carry out its business objectives.

The Company has no operating history, and the Parent Company has a lack of experience in developing projects similar to the Property.

The Company was recently organized and has no history of operations. The Company therefore should be considered a development stage company, and its operations will be subject to all of the risks inherent in the establishment of a new business enterprise. Including, but not limited to, hurdles or barrier to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate the Parent Company's ability to manage the Company's operations and achieve its goals or the likely performance of the Company. Prospective Investors should also consider that the Parent Company, the principals and its other affiliates have not previously developed a project similar to the Notes, although the principals and other affiliates of the Company have experience in acquiring, renovating, redeveloping, repositioning, operating and selling various real estate properties. No assurances can be given that the Company can operate profitably.

The Notes are planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset.

The Notes are planned to be the Company's principal asset. The prospects of the Company depend upon the Notes maintaining their value and delivering payments. The typical risks relating to an investment in real estate will apply to the Notes and its value. These include, but are not limited to:

- Changes in the general economic climate and market conditions, those applicable to New York or those applicable to the town and surrounding areas of the Property;
- Changes in the occupancy or rental rates of the Property or, for a property that requires new leasing activity, a failure to lease the Property in accordance with the projected leasing schedule;
- Complications involving the renovation or redevelopment of the Property;
- Limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Property difficult;
- Unanticipated increases in real estate taxes and other operating expenses;
- Environmental considerations;
- Zoning laws and other governmental rules and policies; and

- Uninsured losses including possible acts of terrorism or natural disasters.

Any one or more of the preceding factors could materially adversely affect the value of the Property. If the value of the Property were to decrease significantly, the Real Estate Company may not be able to repay mortgages on the Property or obtain new financing to repay outstanding loans on favorable terms, if at all. Additionally, if the value of the Property were to decrease and the Real Estate Company were to choose to sell the Property, liquidate and distribute its remaining asset after paying liabilities, you might not recover the amount of your investment, if you were to receive any funds at all.

The Property may be vacant.

The Property may be vacant. The Real Estate Company may not be able to find a buyer or tenant willing to purchase or rent the Property on commercially reasonable terms or at all. If the Real Estate Company is unable to secure a buyer or tenant for the Property, the Real Estate Company may have no revenue or Cash Flow, may require additional capital to maintain the Property, and may be forced to find a tenant. If the Real Estate Company cannot find a suitable buyer or tenant, in a reasonable amount of time or at all, it may not receive any revenues at all and it may be forced to find additional financing to cover the costs of the property operating costs, debt service, insurance, and real estate taxes.

The ability of any new business to continue as a going concern is uncertain, and a default by Borrowers Members could result in the Notes becoming worthless.

In the event that a tenant defaults on a lease, the Property may become vacant, and the Real Estate Company may be unable to either re-lease the Property for the rent due under the lease or to re-lease the Property without incurring additional expenditures related to the Property. In addition, the Real Estate Company could experience delays in enforcing its rights against, and collecting rents and other expenses due from the tenant. Finally, the Real Estate Company may have to incur substantial expenditures in connection with any re-leasing. Any delay or substantial expenditures the Real Estate Company experiences in re-leasing the Property, or any difficulty in re-leasing the Property at acceptable rates, may reduce the cash available to make payments on the Note.. Furthermore, delays or defaults by Borrowers may prolong distributions, if any, to our Investors.

The Company's Notes are speculative.

Investing in Notes dependent on real estate involves an inherent exposure to fluctuations in the real estate market, including the availability of financing, increases in mortgage rates and borrowing rates and general economic conditions, and there is no assurance that the Company's strategy will be successful.

The Company is not required to provide disclosure pursuant to the Securities Exchange Act of 1934.

The Company is not required to provide disclosure pursuant to the Exchange Act. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

Investors in this Offering will have no voting rights in the Company, managerial, contractual or other ability to influence the Company, or control over the Company.

Investors in Notes will have no voting rights with respect to the Company, and will have no managerial, contractual or other ability to influence the Company's activities or operations. The Parent Company's operation of the Company could materially and adversely affect the value of the Company and the returns realized by investors.

The Company does not maintain key man life insurance for the principals of the Parent Company or affiliates.

The Company depends on the continued contributions of the principals of our Parent Company (Radni Davoodi, Raymond Davoodi, Allen Shayanfekr, and Wayne Geffen), who handle all of the managerial responsibilities of the Company. We do not carry key person life insurance on any of their lives and the loss of service of any of these individuals could disrupt our operations and interfere with our ability to successfully develop or compete with others.

You may lose some or all of your initial purchase price for the Notes because the Notes are highly risky and speculative. Only investors who can bear the loss of their entire purchase price should purchase.

The Notes are highly risky and speculative because payments on the Notes are special, limited obligations of Sharestates that depend entirely on payments on the corresponding project investments. Notes are suitable purchases only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in Notes, you should not purchase Notes.

Payments on the Notes depend entirely on payments Sharestates receives on corresponding project investments. If a real estate company fails to make any payments on the corresponding project investment related to your Note, payments on your Note will be correspondingly reduced.

Sharestates will only make payments pro rata on a series of Notes, net of our service charge, after it receives a real estate company's payment on the corresponding project investment. Sharestates also will retain from the funds received from the relevant real estate company and otherwise available for payment on the Notes any non-sufficient funds fees and the amounts of any attorneys' fees or collection fees it, a third-party servicer or collection agency imposes in connection with collection efforts. Under the terms of the Notes, if Sharestates does not receive any or all payments on the corresponding project investment, payments on your Note will be correspondingly reduced in whole or in part. If the relevant real estate company does not make a payment on a specific monthly loan payment date, no payment will be made on your Note on the corresponding succeeding Note payment date.

The Notes are special, limited obligations of Sharestates only and are not secured by any collateral or guaranteed or insured by any third party.

While a corresponding project loan may be secured by a mortgage, deed of trust, security agreement, or legal title, the Notes themselves are special, limited obligations of Sharestates and will not represent an obligation of the real estate company or any other party except Sharestates. Project mezzanine equity is unsecured. The Notes will not be secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party. Investors in the Notes may look only to Sharestates for payment of the Notes. Furthermore, if a real estate company fails to make any payments on the corresponding project investment, investors in the related Notes will not receive any payments on their respective Notes. Investors will not be able to pursue collection against the real estate company and are prohibited from contacting the real estate company about a project investment.

Sharestates does not have significant historical performance data about performance on the corresponding project investments. Loss rates on the corresponding project investments may increase and prior to investing you should consider the risk of non-payment and default.

Sharestates is in the early stages of its development and has a limited operating history. Only a limited number of project investments have been offered through Sharestates' platform prior to this offering. Sharestates' management has experience in real estate loans and related loan syndication, and Sharestates has made other real estate loans under other formats, but the performance of previous project investments may not be indicative of the future performance of the Sharestates' project investments relating to corresponding Notes, and Sharestates cannot predict what its long-term loan loss experience will be.

If payments on the corresponding project investments relating to your Notes are not paid, it is likely you will not receive the full principal and interest payments that you expect to receive on your Notes, and you may not recover your original purchase price.

If a corresponding project loan becomes past due or is otherwise in default, Sharestates may need to foreclose on the property underlying the corresponding project loan at a foreclosure sale unless the property is purchased by a third party bidder at the foreclosure sale. Sharestates or one of its affiliates may act as manager for the foreclosed real estate, and the costs of foreclosure will be advanced by Sharestates, but if Sharestates cannot quickly sell such property and the property does not produce any significant income, the cost of owning, maintaining, and selling the property would reduce any proceeds gained through the sale. If the foreclosed real estate cannot be sold for net proceeds that can fully return the outstanding amount of the related Notes, Investors will lose part or all of their investment.

For some non-performing project investments, Sharestates may not be able to recover any of the unpaid loan balance or equity investment and, as a result, an Investor who has purchased a corresponding Note may receive little, if any, of the unpaid principal and interest payable under the Note. You must rely on the collection efforts of Sharestates or the applicable collection agency to which such corresponding project investments are referred. You are not permitted to attempt to collect payments on the corresponding project investments in any manner.

You will not receive any payments after the final maturity date of the Notes.

The initial maturity date of the Notes may be extended in certain circumstances to allow the Note holder to receive any payments that Sharestates receives during such period on the corresponding project investment after the maturity or redemption date of the corresponding project investment. However, if we receive any principal or interest payments from a corresponding project loan or preferred return or redemption payments from corresponding project mezzanine equity after such extended final maturity date of a Note, we may retain 100% of such payments and are not obligated to distribute those payments to you with respect to your Note. A conflict of interest could thus exist, as significant delays in receiving real estate company funds may result in additional money coming to us. Since the confidence of Investors is, however, of primary importance to the success of Sharestates, diligent collection efforts and success thereon will generally be in Sharestates' best interest.

Loss rates on the corresponding project investments may increase as a result of economic conditions beyond Sharestates' control and beyond the control of the real estate company.

Project investment loss rates may be significantly affected by economic downturns or general economic conditions beyond Sharestates' control and beyond the control of individual real estate companies. In particular, loss rates on corresponding project investments may increase due to factors such as (among other things) local real estate market conditions, prevailing interest rates, the rate of unemployment, the level of consumer confidence, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets and other factors.

The success of each project investment is dependent on the performance of the real estate company and other third parties over which we have no control.

With respect to a particular property, the real estate company is responsible for various management functions that are essential to the success of the Project, including property marketing and leasing rates, payment of bills, maintenance of insurance, and property management generally. Poor management on the part of the real estate company could adversely affect the financial performance of the corresponding project investment or expose it to unanticipated operating risks, which could reduce the property's cash flow and adversely affect the real estate company's ability to repay the corresponding project investment.

Information supplied by real estate companies may be inaccurate or intentionally false.

Real Estate companies supply a variety of information regarding the current rental income, property valuations, market data, and other information, some of which is included in the Series Note Listings. Sharestates makes an attempt to verify some of this information, but as a practical matter, cannot verify the majority of it, which may be incomplete, inaccurate or intentionally false. Real estate companies may also misrepresent their intentions for the use of project investment proceeds. Sharestates does not verify any statements by applicants as to how loan proceeds are to be used. If a real estate company supplies false, misleading or inaccurate information, you may lose all or a portion of your investment in the Note.

With the exception of loans which have a draw feature coupled with them, when Sharestates finances a corresponding project investment, its primary assurances that the financing proceeds will be properly spent by the real estate company are the contractual covenants agreed to by the real estate company, along with the real estate company's business history and reputation. Should the proceeds of a financing be diverted improperly, the real estate company might become insolvent, which could cause the purchasers of the corresponding Notes to lose their entire investment.

The real estate company may have no operating history, and the manager of the real estate company may lack experience in developing projects similar to a property underlying a project investment.

Real estate companies are often organized solely for the purpose of developing a particular property. In that case, the real estate company will have no history of operations. It therefore should be considered a development stage company, and its operations will be subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate the real estate company manager's ability to manage the real estate company's operations and achieve its goals or the likely performance of the company. No assurances can be given that a real estate company can operate profitably.

Projected revenues from a property could fall short of the amounts projected.

The payment schedules with respect to many corresponding project investments are based on projected revenues generated by the property over the term of the corresponding project investment. These projections are based on factors such as expected vacancy rates, expense rates, and other projected income and expense figures relating to the property. The actual revenues generated by a property could fall short of projections due to factors such as lower-than-expected rental revenues, or greater-than-expected vacancy rates or property management expenses. In such event, the real estate company's cash flow could be inadequate to repay the corresponding project investment in full.

Insurance against risks faced by a property could become more costly or could become unavailable altogether. There is no requirement for a real estate company to self-insure.

Real estate properties are typically insured against risk of fire damage and other typically insured property casualties, but are sometimes not covered by severe weather or natural disaster events such as landslides, earthquakes, or floods. Changes in the conditions affecting the economic environment in which insurance companies do business could affect the real estate company's ability to continue insuring the property at a reasonable cost or could result in insurance being unavailable altogether. Moreover, any hazard losses not then covered by the real estate company's insurance policy would result in the corresponding project investment becoming significantly under secured, and an Investor in a Note could sustain a significant reduction, or complete elimination of, the return and repayment of principal from that Note.

Environmental issues may affect the operation of a real estate company property.

If toxic environmental contamination is discovered to exist on a property underlying a corresponding project investment, it might affect the real estate company's ability to repay the corresponding project investment or make profit sharing payments and Sharestates could suffer from a devaluation of loan or equity security. To the extent that Sharestates is forced to foreclose and/or operate such a property, potential additional liabilities include reporting requirements, remediation costs, fines, penalties and damages, all of which would adversely affect the likelihood that Investors would be repaid on the Notes.

Of particular concern may be those properties that are, or have been, the site of manufacturing, industrial or disposal activity. These environmental risks may give rise to a diminution in value of the security property or liability for clean-up costs or other remedial actions. This liability could exceed the value of the real property or the principal balance of the related mortgage loan. For this reason, Sharestates may choose not to foreclose on contaminated property rather than risk incurring liability for remedial actions.

Under the laws of certain states, an owner's failure to perform remedial actions required under environmental laws may give rise to a lien on mortgaged property to ensure the reimbursement of remedial costs. In some states this lien has priority over the lien of an existing mortgage against the real property. Because the costs of remedial action could be substantial, the value of a mortgaged property as collateral for a project loan could be adversely affected by the existence of an environmental condition giving rise to a lien.

The state of law is currently unclear as to whether and under what circumstances clean- up costs, or the obligation to take remedial actions, can be imposed on a secured lender. If a lender does become liable for cleanup costs, it may bring an action for contribution against the current owners or operators, the owners or operators at the time of on-site disposal activity or any other party who contributed to the environmental hazard, but these persons or entities may be bankrupt or otherwise judgment-proof. Furthermore, an action against the real estate company may be adversely affected by the limitations on recourse in the loan documents.

Sharestates has an incentive to fund as many corresponding project investments as possible, which could impair its ability to devote adequate attention and resources to collection of corresponding project investments.

Other than any revenue generated from the management of certain equity investment opportunities offered by Sharestates from time to time by Sharestates, substantially all of Sharestates' revenues are derived from, listing, origination, and servicing fees, or "spreads" generated through making and arranging project investments and offering related series of Notes. As a result, it has an incentive to finance as many projects as possible to maximize the amount of fees it is able to generate. Increased project volume increases the demands on its management resources and its ability to devote adequate attention and resources to the collection of corresponding project investments. In the event that Sharestates takes on loan volumes that exceed its ability to service outstanding corresponding project investments, our ability to make timely payments on the Notes will suffer.

The property valuation models used by Sharestates in determining whether to make a corresponding project investment may be deficient and may increase the risk of default.

Real estate valuation is an inherently inexact process and depends on numerous factors, all of which are subject to change. Appraisals or opinions of value may prove to be insufficiently supported, and Sharestates' review of the value of the underlying property in determining whether to make a corresponding project investment and the value of the underlying security may be based on information that is incorrect or opinions that are overly optimistic. The risk of default in such situations is increased, and the risk of loss to Investors will be commensurately greater.

The real property security for the corresponding project investments may decline in value.

The value of the real property security for a project loan will be subject to the risks generally incident to the ownership of improved and unimproved real estate, including changes in general or local economic conditions, increases in interest rates for real estate financing, physical damage that is not covered by insurance, zoning, entitlements, and other risks. Many real estate companies expect to use resale proceeds to repay their project loan or redeem their project mezzanine equity. A decline in property values could result in a project investment amount being greater than the property value, which could increase the likelihood of the real estate company failing to make payments on the project investment.

Although real estate assets are generally cyclical in nature, Sharestates' operating history since its inception does not yet span any prolonged down cycles in the real estate market.

Project loans ending with large "balloon" payments and project mezzanine equity carry particular risks.

Some of the corresponding project loans may be interest-only loans providing for relatively small monthly payments with a large "balloon" payment of principal due at the end of the term. Likewise, project mezzanine equity typically will provide for periodic preferred return payments (at the discretion of the manager of the real estate company) with a large redemption payment due on the mandatory redemption date. Real estate companies may be unable to make principal or redemption payments out of their own funds and will be compelled to refinance or sell their property. Fluctuations in real estate values, interest rates and the unavailability of mortgage funds could adversely affect the ability of real estate companies to refinance their loans at maturity or successfully sell the property for enough money to pay off the corresponding project loans or redeem the corresponding project mezzanine equity.

Construction and rehabilitation investments carry particular risks.

Construction and rehabilitation loans involve a number of particular risks, involving, among other things, the timeliness of the project's completion, the integrity of appraisal values, whether or not the completed property can be sold for the amount anticipated, and the length of ultimate sale process.

If construction work is not completed (due to contractor abandonment, unsatisfactory work performance, or various other factors) and all the project investment funds have already been expended, then in the event of a default Sharestates may have to invest significant additional funds to complete the construction work. Any such investment would be recuperated by Sharestates prior to the Investor being paid back on the Note. If the value of an uncompleted property is materially less than the amount of the project loan, even if the work were completed, then upon a default Sharestates might need to invest additional funds in order to recoup all or a portion of the investment. Default risks also exist where it takes a real estate company longer than anticipated either to construct or then resell the property, or if the real estate company does not receive sufficient proceeds from the sale to repay the corresponding project investment in full.

Security of certain corresponding project loans does not remove the risks associated with foreclosure.

Senior loans and certain mezzanine loans will be secured by a first lien security interest such as a mortgage, deed of trust or security deed on the underlying real estate. Different property types involve different types of risk in terms of realizing on the collateral in the event that the real estate company defaults. These risks include completion costs in the case of an incomplete project, partial resale for condominiums and tracts and lease-up (finding tenants) for multi-family residential, small commercial and industrial properties. Sharestates may not be able to sell a foreclosed commercial property, for example, before expending efforts to find tenants to make the property more fully leased and more attractive to potential buyers.

Moreover, foreclosure statutes vary widely from state to state. Properties underlying defaulted loans will need to be foreclosed upon in compliance with the laws of the state where such property is located. Many states require lengthy processing periods or the obtaining of a court decree before a mortgaged property may be sold or otherwise foreclosed upon. Further, statutory rights to redemption and the effects of anti-deficiency and other laws may limit the ability for Sharestates to timely recover the value of its loan in the event that a real estate company defaults on a loan. If recovery is delayed until after the Final Maturity Date on the corresponding Notes, Investors will not share in such recovery.

A bankruptcy of the real estate company will prevent Sharestates from exercising its foreclosure remedy promptly.

Where a project loan is secured, if the real estate company enters bankruptcy, an automatic stay of all proceedings against the real estate company's property will be granted. This stay will prevent Sharestates from foreclosing on the property unless relief from the stay can be obtained from the bankruptcy court, and there is no guarantee that any such relief will be obtained. Significant legal fees and costs may be incurred in attempting to obtain relief from a bankruptcy stay from the bankruptcy court and, even if such relief is ultimately granted, it may take several months or more to obtain. In such event, Sharestates will be unable to promptly exercise its foreclosure remedy and realize any proceeds from a property sale.

In addition, bankruptcy courts have broad powers to permit a sale of the real property free of Sharestates' lien, to compel Sharestates to accept an amount less than the balance due under the loan and to permit the real estate company to repay the loan over a term which may be substantially longer than the original term of the loan.

In the unlikely event that we receive payments on the corresponding Project investments relating to the Notes after the final maturity date, you will not receive payments on the Notes after final maturity.

Each Note will mature on its initial maturity date, unless any payments in respect of the corresponding project investment have not been paid in accordance with the terms of the project investment upon the initial maturity date. If there are any payments in respect of the corresponding project investment that have not been paid in accordance with the terms of the project investment after the final maturity, we will have no further obligation to make payments on the Notes of the series, even if we receive payments on the corresponding project investment after the final maturity.

Given the fact that we are not obligated to deliver any funds received by us after the final maturity date of a Note and are responsible for collection efforts, a conflict of interest could exist as any delay in receiving funds from the real estate company would result in additional money coming to us. There is, however, a significant mitigating factor to this potential conflict. Without diligent collection efforts and success, fewer potential members will have the confidence to participate on the site, limiting our growth and long-term profitability.

The project investments on which the Notes are dependent may not restrict real estate companies from incurring additional unsecured or secured debt, nor may they impose any financial restrictions on real estate companies during the term of the project investment, which may increase the likelihood that a real estate company may not make payments on the project investments in accordance with their terms.

If a real estate company incurs additional debt after the funding of a project investment, that additional debt may adversely affect the real estate company's creditworthiness generally, and could result in the financial distress, insolvency, or bankruptcy of the real estate company. This circumstance could ultimately impair the ability of that real estate company to make payments on the project investments and your ability to receive the principal and interest payments that you expect to receive on Notes dependent on those project investments. To the extent that the real estate company has or incurs other indebtedness and cannot pay all of its indebtedness, the real estate company may choose to make payments to other creditors, rather than to us.

Project mezzanine equity and project equity will be subordinate to the existing and future indebtedness of a real estate company.

Project mezzanine equity and project equity will constitute equity interests in a real estate company, not indebtedness. As such, project mezzanine equity and project equity will rank junior, respectively, to all indebtedness and other non-equity claims on the real estate company, and potentially other classes of equity of the real estate company, with respect to assets available to satisfy claims against the real estate company, including in its liquidation. Further, a real estate company's existing and future indebtedness, and potentially other classes of equity, may restrict payment of preferred return on project mezzanine equity. Additionally, unlike project loans, where principal and interest will be payable on specified due dates, in the case of project mezzanine equity, preferred return are payable at the discretion of the manager of the real estate company. Project mezzanine equity also likely will place no restrictions on the development company's business or operations on its ability to incur indebtedness.

The Notes have restrictions on transferability, will not be listed on any securities exchange, and no liquid market for the Notes is expected to develop.

The Notes are not being registered under the Securities Act, but rather are being offered in reliance on Regulation A of the Securities Act of 1933 ("Securities Act"). The Notes will not be listed on any securities exchange or interdealer quotation system. There is no trading market for the Notes, and we do not expect that such a trading market will develop in the foreseeable future, nor do we intend in the near future to offer any features on our platform to facilitate or accommodate such trading. Although the Notes by their terms are pre-payable at any time without penalty, there is no obligation on our part to repurchase or otherwise prepay any Notes at the election of an investor. Therefore, any investment in the Notes will be highly illiquid, and investors in the Notes may not be able to sell or otherwise dispose of their Notes in the open market. Accordingly, you should be prepared to hold the Notes you purchase until they mature.

RISKS RELATED TO TAXES

There are various federal income tax risks associated with an investment in the Notes. Some, but not all, of the various risks associated with the federal income tax aspects of the Offering of which prospective Investors should be aware of are set forth below. The effect of certain tax consequences on an Interest Holder will depend, in part, on other items in the Investor's tax return. No attempt is made herein to discuss or evaluate the state or local tax effects on any prospective Investor. Each prospective Investor is urged to consult the prospective Investor's own tax advisor concerning the effects of federal, state, and local income tax laws on an investment in the Notes and on the prospective Investor's individual tax situation.

The U.S. federal income tax consequences of an investment in the Notes are uncertain.

No statutory provisions, Treasury regulations, published rulings or judicial decisions directly address the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Notes as our debt instruments that have "original issue discount" for U.S. federal income tax purposes unless and until there is a change or clarification in the law, by Treasury regulation or otherwise, that would require a different characterization of the Notes.

You should be aware that the characterization of the Notes for U.S. federal income tax purposes is subject to substantial uncertainty, the IRS is not bound by our characterization and the IRS or a court may take a different position with respect to the Notes' proper characterization. For example, the IRS could determine that, in substance, each Investor owns a proportionate interest in the corresponding project investment for U.S. federal income tax purposes. Alternatively, the IRS could seek to treat the Notes as a different financial instrument (including an equity interest in us or a derivative financial instrument).

Any different characterization of the Notes could significantly affect the amount, timing and character of income, gain or loss recognized by an Investor in respect of a Note. Moreover, any such different characterization may significantly reduce the amounts available to pay interest and principal on the Notes. For example, if each Investor was treated as owning a proportionate interest in the corresponding project investment, the U.S. federal income tax consequences of owning the Notes would depend on the characteristics of the project investment, which characteristics could differ significantly from the intended characteristics of the Notes for U.S. federal income tax purposes, particularly in the case of project mezzanine equity. Among other things, an Investor whose Note corresponds to project mezzanine equity of a real estate company would be treated as an equity owner of such company and, if such company was a partnership for U.S. federal income tax purposes, an Investor would be treated as a partner in such partnership and would be required to report its allocable share of the company's taxable income or loss. Alternatively, if the Notes were treated as our equity and we were characterized as a corporation for U.S. federal income tax purposes, (i) we would be subject to U.S. federal income tax on any income, including interest, accrued on the corresponding project investment but would not be entitled to deduct interest or OID on the Notes, which, among other things, would reduce the amount of cash available to make payments on the Notes, and (ii) payments on the Notes would be treated by the Investor for U.S. federal income tax purposes as dividends (that may be ineligible for reduced rates of U.S. federal income taxation or the dividends-received deduction) to the extent of our earnings and profits as computed for U.S. federal income tax purposes.

You are strongly advised to consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of the Notes (including any possible differing treatment of the Notes). For a discussion of the U.S. federal income tax consequences of an investment in the Notes, see "Certain U.S. Federal Income Tax Considerations."

RISKS RELATED TO SHARESTATES AND THE INVESTMENT PLATFORM

Sharestates has a limited operating history. As a company in the early stages of development, Sharestates faces increased risks, uncertainties, expenses and difficulties.

Sharestates has a limited operating history. Sharestates began offering online real estate investments in 2014, but has not issued Notes prior to this offering, nor has it to date directly held or serviced any project investments that are tied to securities such as the Notes.

For Sharestates to be successful, the volume of financings originated through the online platform will need to increase, which will require Sharestates to increase its facilities, personnel and infrastructure to accommodate the greater obligations and demands on the platform. Sharestates' platform is dependent upon the Sharestates Website to maintain current listings and transactions in Notes. Sharestates also expects to constantly update its software and website, expand its customer support services and retain an appropriate number of employees to maintain the operations of its platform. If Sharestates is unable to increase the capacity of its platform and maintain the necessary infrastructure, you may experience delays in receipt of payments on the Notes and periodic downtime of Sharestates' systems.

Sharestates will need to raise substantial additional capital to fund its operations, and if it fails to obtain additional funding, it may be unable to continue operations.

At this early stage in its development, Sharestates has funded substantially all of its operations with proceeds from private financings from individual investors. To continue the development of its platform, Sharestates will require substantial additional funds. To meet its financing requirements in the future, it may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict Sharestates' business activities and options. Additional funding may not be available to it on favorable terms, or at all. If Sharestates is unable to obtain additional funds, it may be forced to reduce or terminate its operations. Any inability for Sharestates to fund operations could have a substantial and deleterious effect on the viability and operations of Sharestates.

Sharestates has incurred net losses in the past and expects to incur net losses in the future.

Sharestates has incurred net losses in the past and expects to incur net losses in the future. Its failure to become profitable could impair the operations of its investment platform by limiting its access to working capital to operate the platform. Sharestates has not been profitable since its inception, and it may not become profitable. In addition, it expects its operating expenses to increase in the future as it expands its operations. If Sharestates' operating expenses exceed its expectations, its financial performance could be adversely affected. If its revenue does not grow to offset these increased expenses, it may never become profitable. In future periods, Sharestates may not have any revenue growth, or its revenue could decline.

Sharestates does not intend to provide Investors with audited financial statements.

Sharestates does not intend to make the large expenditures necessary to provide audited financial statements to Investors. There will be no independent certified public account reviewing Sharestates' finances and Investors will thus not be in a position to independently evaluate Sharestates' financial health in determining whether to purchase the Notes.

If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and the recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the amounts due and to become due on the Note.

In the event of Sharestates' bankruptcy or a similar proceeding, the rights of investors to continue receiving payments on the Notes could be subject to the following risks and uncertainties:

- Interest on the Notes may not accrue during a bankruptcy proceeding. Accordingly, if investors received any recovery on their Notes, any such recovery might be based on the investors' claims for principal and interest accrued only up to the date the proceeding commenced.

- Our obligation to continue making payments on the Notes would likely be suspended even if the funds to make such payments were available. Because a bankruptcy or similar proceeding may take months or years to complete, even if the suspended payments were resumed, the suspension might effectively reduce the value of any recovery that a holder of a Note might receive by the time such recovery occurs.

- The Notes are unsecured, and investors do not have a security interest in the corresponding project investments. Accordingly, the holders of Notes may be treated as general creditors and thus be required to share the proceeds of corresponding project investments with other general creditors of Sharestates.

- Because the terms of the Notes provide that they will be repaid only out of the proceeds of the corresponding project investments, investors might not be entitled to share in the other assets of

Sharestates available for distribution to general creditors, even though other general creditors might be entitled to a share of the proceeds of such corresponding project investments.

• If a real estate company has paid Sharestates on any corresponding project investments before the bankruptcy proceedings are commenced and those funds are held in the clearing account and have not been used by Sharestates to make payments on the Notes, there can be no assurance that Sharestates will be able to use such funds to make payments on the Notes.

• If a bankruptcy proceeding commences after the purchase price of Notes has been paid, holders of the Notes may not be able to obtain a return of the purchase price even if the offering proceeds have not yet been used to fund a project investment.

• Our ability to transfer our obligations to a back-up entity may be limited and subject to the approval of the bankruptcy court or other presiding authority. The bankruptcy process may delay or prevent the implementation of back-up services, which may impair the collection of corresponding project investments to the detriment of the Notes.

If Sharestates were to enter bankruptcy proceedings, the operation of the Investment Platform and the activities with respect to the corresponding project investments and the Notes would be interrupted.

If Sharestates were to enter bankruptcy proceedings or were to cease operations, we would be required to find other ways to meet obligations regarding the corresponding project investments and the Notes. Such alternatives could result in delays in the disbursement of payments on your Notes or could require us to pay significant fees to another company that we engage to perform services for the corresponding project investments and the Notes.

In a bankruptcy or similar proceeding of Sharestates, there may be uncertainty regarding the rights of a holder of a Note, if any, to access funds sent to Sharestates.

If Sharestates became a debtor in a bankruptcy proceeding, the legal right to administer Sharestates funds would vest with the bankruptcy trustee or debtor in possession. In that case, investors may have to seek a bankruptcy court order lifting the automatic stay and permitting them to withdraw their funds. Investors may suffer delays in accessing their funds in any Sharestates account as a result. Moreover, U.S. bankruptcy courts have broad powers and a bankruptcy court could determine that some or all of such funds were beneficially owned by Sharestates and therefore that they became available to the creditors of Sharestates generally.

The Company has minimal operating capital, no significant assets and has no revenue from operations.

The Company has minimal operating capital and for the foreseeable future will be dependent upon its ability to finance its operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to attract qualified real estate companies and sufficient investor purchase commitments, could result in the bankruptcy of the Company or other event which would have a material adverse effect on the Company and its shareholders. The Company has no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

When you commit to purchase a Note, you must commit funds toward your purchase, but the funds may not be deployed until 45 days from when the funding request for the applicable Note is fully subscribed.

Each funding request for an investment opportunity remains open for a designated time, and then Sharestates has up to 45 days to invest such amounts from the time that the funding request is fully subscribed. Investors' commitments to purchase Notes are irrevocable. During the period between the time of your purchase commitment and the time when your Note is issued, you will not have access to your funds. Because your funds do not earn interest prior to the time when the Note is issued, the delay in issuance of your Note will have the effect of reducing the effective rate of return on your investment.

Real estate company prepayments will extinguish or limit your ability to earn additional returns on a Note.

Prepayment of a project investment will occur if a real estate company decides to pay some or all of the principal amount on the corresponding project loan or redeem some or all of the project mezzanine equity earlier than originally scheduled. With most of the investment opportunities financed on the investment platform, the real estate company may prepay all or a portion of the remaining principal amount or redemption amount at any time without penalty. Upon a prepayment of the entire remaining unpaid principal amount of the corresponding project loan or redemption amount of the corresponding project mezzanine equity, you will receive your share of such prepayment, but further interest or preferred return will not accrue after the date on which the payment is made. If prevailing commercial loan rates decline in relation to the Note's effective interest rate, the real estate company may choose to prepay the corresponding project loan or project mezzanine equity with lower-cost funds. If the real estate company prepays a portion of the remaining unpaid principal balance on the corresponding project loan or redemption amount of the corresponding project mezzanine equity, the term for repayment of the corresponding project loan or redemption of the corresponding project mezzanine equity will not change, but you will not earn a return on the prepaid portion, and your anticipated total investment return may thus decrease. In addition, you may not be able to find a similar rate of return on another investment at the time at which the corresponding project loan or project mezzanine equity is prepaid. See "The Notes."

Purchasers of Notes will not have the protection of a trustee, an indenture or the provisions of the Trust Indenture Act of 1939.

Because this offering is being made in reliance on an exemption from registration under the Securities Act, it is not subject to the Trust Indenture Act of 1939. Consequently, purchasers of Notes will not have the protection of an indenture setting forth obligations of Sharestates for the protection of Note holders or a trustee appointed to represent their interests.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

The real estate market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume on our platform.

Our principal competitors include major banking institutions, private equity funds, real estate investment trusts, as well as other online lending platforms. Competition could result in reduced volumes, reduced fees or the failure of our online lending platform to achieve or maintain more widespread market acceptance, any of which could harm our business. In addition, in the future we may experience new competition from more established internet companies possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution decided to enter the online lending business, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. Our industry is driven by constant innovation. If we are unable to compete with such companies and meet the need for innovation, the demand for our platform could stagnate or substantially decline.

We rely on third-party banks and on third-party computer hardware and software. If we are unable to continue utilizing these services, our business and ability to service the corresponding project investments may be adversely affected.

We rely on third-party and FDIC-insured depository institutions to process our transactions, including payments of corresponding project investments and remittances to holders of the Notes. Under the ACH rules, if we experience a high rate of reversed transactions (known as "charge backs"), we may be subject to sanctions and potentially disqualified from using the system to process payments. Sharestates also relies on computer hardware purchased and software licensed from third parties to operate the platform. This purchased or licensed hardware and software may be physically located off-site, as is often the case with "cloud services." This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If Sharestates cannot continue to obtain such services elsewhere, or if it cannot transition to another processor quickly, our ability to process payments will suffer and your ability to receive payments on the Notes will be delayed or impaired.

If the security of our investors' confidential information stored in Sharestates' systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

Sharestates' investment platform may store investors' bank information and other personally identifiable sensitive data. Sharestates' investment platform is hosted in data centers that are compliant with payment card industry security standards and the website uses daily security monitoring services. However, any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes, and you would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, Sharestates and its third- party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors and real estate companies to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, we could lose investors, and the value of your investment in the Notes could be adversely affected.

Any significant disruption in service on the Sharestates Website or in its computer systems could reduce the attractiveness of the investment platform and result in a loss of users.

If a catastrophic event resulted in a platform outage and physical data loss, Sharestates' ability to perform its obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of Sharestates' technology and its underlying hosting services infrastructure are critical to Sharestates' operations, level of customer service, reputation and ability to attract new users and retain existing users. Sharestates' hosting services infrastructure is provided by a third party hosting provider (the "***Hosting Provider***"). The Hosting Provider does not guarantee that users' access to the Sharestates Website will be uninterrupted, error-free or secure. Sharestates' operations depend on the Hosting Provider's ability to protect its and Sharestates' systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If Sharestates' arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, Sharestates could experience interruptions in its service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in Sharestates' service, whether as a result of an error by the Hosting Provider or other third-party error, Sharestates' own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to perform any services for corresponding project investments or maintain accurate accounts, and could harm Sharestates' relationships with its users and Sharestates' reputations. Additionally, in the event of damage or interruption, Sharestates' currently has no insurance policies that would compensate Sharestates for any losses that we may incur. Sharestates' currently has no disaster recovery plan. These factors could prevent us from processing or posting payments on the corresponding project investment or the Notes, damage Sharestates' brand and reputation, divert its employees' attention, and cause users to abandon the investment platform.

The Notes limit your rights in some important respects.

To protect Sharestates from having to respond to multiple claims by investors in the event of an alleged breach or default with respect to a series of Notes, the Subscription Agreement restricts investors' rights to pursue remedies individually in connection with such breach or default.

In addition, Sharestates may require that any claims against it be resolved through binding arbitration rather than in the courts. The arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision.

"Events of Default" under the Note are limited to narrow circumstances.

Under the Notes, Sharestates' bankruptcy or a similar event related to Sharestates' insolvency is deemed to be an Event of Default pursuant to the Subscription Agreement, upon which the entire outstanding principal balance of the Notes and all accrued and unpaid interest thereon will become immediately due and payable. Other acts or omissions by Sharestates that may represent breaches of contract, including Sharestates' failure to act in good faith in collecting corresponding project investments, do not represent Events of Default under the Notes and do not result in the entire principal balance becoming due and payable.

Sharestates' ability to pay principal and interest on the Notes may be affected by its ability to match the timing of its income and deductions for U.S. federal income tax purposes.

You should be aware that Sharestates' ability to pay principal and interest on a Note may be affected by its ability, for U.S. federal income tax purposes, to match the timing of income it receives from a corresponding project investment that it holds and the timing of deductions that it may be entitled to in respect of payments made on the Notes that it issues. For example, if the Notes are treated as equity of Sharestates, or if the Notes are treated as contingent payment debt instruments for U.S. federal income tax purposes but the corresponding project investments are not, there could be a potential mismatch in the timing of Sharestates' income and deductions for U.S. federal income tax purposes, and Sharestates' resulting tax liabilities could affect its ability to make payments on the Notes.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel. Our future also depends on the continued contributions of our executive officers and other key personnel, each of whom would be difficult to replace. In particular, the Founder/Chief Executive Officer and Founder/Chief Financial Officer of our parent company, Sharestates, LLC, are critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Allen Shayanfekr, Radni Davoodi, Raymond Davoodi, Wayne Geffen or other executive officers or key personnel and the process to replace any of our key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

RISKS RELATED TO COMPLIANCE AND REGULATION

Non-compliance with laws and regulations may impair our ability to arrange or service Project investments.

Failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our, or a collection agency's, ability to collect all or part of the payments on the project investments on which the Notes are dependent for payment. In addition, our non-compliance could subject us to damages, revocation of required licenses or other authorities, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business and ability to maintain our platform and may result in real estate companies rescinding their project investments.

If Sharestates is required to register under the Investment Company Act or became subject to the SEC's regulations governing broker-dealers, its ability to conduct its business could be materially and adversely affected.

The SEC heavily regulates the manner in which "investment companies" and "broker- dealers" are permitted to conduct their business activities. Sharestates believe it has conducted its business in a manner that does not result in it being characterized as an investment company or broker-dealer, as it does not believe that it engages in any of the activities described under Section 3(a)(1) of the Investment Company Act of 1940 or any similar provisions under state law, or in the business of (i) effecting transactions in securities for the account of others as described under Section 3(a)(4)(A) of the Securities Exchange Act of 1934 (the "Exchange Act") or any similar provisions under state law or (ii) buying and selling securities for our own account, through a broker or otherwise as described under Section 3(a)(5)(A) of the Exchange Act or any similar provisions under state law. Sharestates intends to continue to conduct their business in such manner. If, however, it is deemed to be an investment company or a broker- dealer, it may be required to institute burdensome compliance requirements and its activities may be restricted, which would affect its business to a material degree.

We are not subject to the banking regulations of any state or federal regulatory agency.

We are not subject to the periodic examinations to which commercial banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to period review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Recent Legislative and Regulatory Initiatives Have Imposed Restrictions and Requirements on Financial Institutions That Could Have an Adverse Effect on Our Business.

The financial industry is becoming more highly regulated. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of senior management and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to lending. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be required to pass along those costs to our investors in the form of increased fees. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of commercial financing, which would adversely affect the viability of our platform.

Laws intended to prohibit money laundering may require Sharestates to disclose investor information to regulatory authorities.

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "PATRIOT Act") requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury ("Treasury") to prescribe regulations in connection with antimony laundering policies of financial institutions. The Financial Crimes Enforcement Network ("FinCEN"), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require Sharestates or its service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti- money laundering procedures. Such legislation and/or regulations could require Sharestates to implement additional restrictions on the transfer of the Notes. Sharestates reserves the right to request such information as is necessary to verify the identity of prospective Investors and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the U.S. Securities and Exchange Commission. In the event of delay or failure by a prospective investor to produce any information required for verification purposes, an application for or transfer of the Notes may be refused.

RISKS RELATED TO THE OFFERING

The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of the investment.

The offering price has been arbitrarily determined by the Company and may not bear any relationship to assets acquired or to be acquired or the book value of the Notes or any other established criteria or quantifiable indicia for valuing the Notes. Neither the Company nor its affiliates represent that the Notes have or will have a market value equal to their offering price or that the Notes could be resold (if at all) at their original offering price.

Your investment is highly illiquid and the Company does not intend to offer any liquidity options at this time.

There is currently no public market for the Notes and the Company does not currently have plans to develop such a market. Additionally, the Notes contain restrictions on transferability without the written consent of the Company and require an opinion of counsel satisfactory to the Company that the transfer will not create adverse tax consequences and would not violate federal or state securities laws. Consequently, your ability to control the timing of the liquidation of your investment in the Notes will be restricted and you may not be able to liquidate your investment. You should be prepared to hold your Notes indefinitely.

Risks Related to the Investment Company Act of 1940.

The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended (the "1940 Act"). However, under certain conditions, changing circumstances or changes in the law, it may become subject to the 1940 Act in the future. Becoming subject to the 1940 Act could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration under the 1940 Act.

The Company may exercise its right of repurchase as a result of an Investor's personal conduct or litigation.

The Company may exercise a right to repurchase all the Notes held by an Investor in the event that such Investor fails to conform its personal conduct to common and accepted standards of good citizenship, conducts itself in a way that reflects poorly upon the Company, or brings any suit, legal action or proceeding against the Company. If the Company exercises this right with regard to the Notes held by you, then you will no longer be a Investor in the Notes. The Notes will be repurchased at their issued value. Investors do not have the right to demand we repurchase the shares under any circumstances.

RISKS RELATED TO CERTAIN CONFLICTS OF INTEREST

There are conflicts of interest between the Company, the Parent Company and their affiliates.

Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen are principals in the Parent Company which provides asset management and other services to and will receive fees from the Company at prevailing market rates. Prevailing market rates are determined by the Management based on industry standards and expectations of what management would be able to negotiate with a third party on an arm's length basis. All of the agreements and arrangements between such parties including those relating to compensation are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the Parent Company and their affiliates, and the limitations on such parties adopted to address these conflicts are described below. The Company, Parent Company, and affiliates will try to balance the Company's interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Investors.

The interest of the Parent Company, the principals and their other affiliates may conflict with your interests.

The Company has broad powers and authority which could result in one or more conflicts of interest between your interests and those of the Company, the principals and their other affiliates. This risk is increased by the Parent Company being controlled by Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen who may participate directly or indirectly in the Offering and may own substantial amounts of Notes upon completion of the Offering. Potential conflicts of interest include, but are not limited to, the following:

- The Company, the principals and/or their other affiliates may acquire and operate other real estate projects for their own respective accounts, whether or not competitive with the Corresponding Project Investment;

- The Company, the principals and/or their other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separate from the Company, and you will not be entitled to receive or share in any of the profits, returns, fees or compensation from any other business owned and operated by the Parent Company, the principals and/or their other affiliates for their own benefit;

- The Company may engage the Parent Company or affiliates of the Parent Company to perform services at prevailing market rates. Prevailing market rates are determined by management based on industry standards and expectations of what management would be able to negotiate with a third party on an arm's length basis;

- The Parent Company, the principals and/or their other affiliates are not required to devote all of their time and efforts to the affairs of the Company; and

- The Parent Company, the principals and/or their other affiliates, and the prospective Investors have not been represented by separate counsel in connection with the formation of the Company, the drafting of Operating Agreements or the Subscription Agreements, or this Offering.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING, AND OTHER CONSEQUENCES OF AN INVESTENT IN THE NOTES.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTERS(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

This Memorandum contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Memorandum regarding real estate investments, real estate companies, our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward- looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

- expected rates of return and interest rates;
- the attractiveness of our platform;
- our financial performance;
- regulatory developments; and
- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. We have included important factors in the cautionary statements included in this Memorandum, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements contained in this prospectus. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publically any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Memorandum completely and with the understanding that actual future results may be materially different from what we expect. We do not assume any obligation to update any forward- looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

Sharestates provides a marketplace that allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some such investors. Through the use of the Sharestates Website, investors can browse and screen real estate investments, view details of an investment and sign legal documents online.

The investment platform was designed to, among other things, benefit investors because of the relatively low minimum investments needed (sometimes as little as $100) when pools of such investors are aggregated together in this way, and because such smaller individual investment amounts allow investors to diversify their investment portfolio across a greater number of investment opportunities. The platform was also designed to help real estate companies accelerate their access to desired funds.

Key drivers of online real estate investment opportunities directed toward investors include:

- The possibility of lower rates and better terms for real estate companies compared to traditional sources of real estate lending, such as commercial banks;

- A new asset class for investors with the possibility of attractive risk-adjusted returns available for a smaller minimum investment amount than has historically been available;

- A convenience and ease of use that allows investors to access real estate investment opportunities from their desktop or mobile computing device while also potentially earning attractive returns; and

- Growing acceptance of the Internet as an efficient and convenient forum for consumer transactions.

Sharestates was formed as a Delaware limited liability company in September 2014, and is a wholly owned subsidiary of Sharestates, LLC, a Delaware limited liability company formed in August 2013. In August 2013, Sharestates, LLC, opened its investment platform online (www.Sharestates.com) and initiated its first real estate investment on the investment platform. Initially, Sharestates, LLC hosted offerings by affiliated issuers pursuant to Regulation A of the Securities Act. All of the membership interests in such LLCs were sold in exempt public offerings to residents of the District of Columbia and State of New York, as applicable.

The Sharestates Website contains updated information on the total amounts of monies raised through the Sharestates Website and other updated information about Sharestates and its business activities. From time to time, Sharestates may also post (but has no obligation to post) on www.Sharestates.com pertinent information about its financial condition, business activities and investment results. Investors can review such information as is posted from time to time by Sharestates on www.Sharestates.com.

Properties

Sharestates' headquarters are located at 11 Middle Neck Road Suite 400A, Great Neck, New York 11021.

Sharestates Financial Information

Sharestates was formed in September 2014 as a wholly owned subsidiary of Sharestates, LLC, and has had minimal operations since that time. The investment platform owned by Sharestates, LLC (www.Sharestates.com), an affiliated entity, went live on the internet in March 2014, and subsequently, Sharestates and its affiliated entities have been steadily expanding its operations to meet user demand.

To date, Sharestates has incurred business losses and anticipates such losses will continue for the foreseeable future. Sharestates, and its affiliated entities, are currently financed by proceeds from debt.

In the event that Sharestates is unable to generate profits and cannot obtain adequate financing, Sharestates' operations and activities may be adversely affected. Any deterioration of the financial condition of Sharestates may present significant challenges to the Investors in terms of recouping their respective investments and returns in the Notes.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and related disclosures. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Sharestates Management

The following section sets forth information regarding the management of Sharestates, LLC, our parent company.

Allen Shayanfekr is the CEO, Managing Member, Legal Advisor and Co-Founder of Sharestates, LLC, an online crowd funding portal focused on bringing the real estate investment to the general public. Prior to launching Sharestates LLC, Mr. Shayanfekr joined Atlantis National Services as their National Title Producer and Account Executive, holding approximately 28 Producer's licenses across the Country.

Mr. Shayanfekr's other credentials include acting as an editor of the Municipal Lawyer (a quarterly journal published by the New York State Bar association). He was also published for an article entitled, "To Mitigate or Not to Mitigate: The Residential Landlord's Dilemma", which explored recent changes in New York residential landlord-tenant law and the obligations of a residential landlord to his or her tenants.

Mr. Shayanfekr received his J.D. Magna Cum Laude from Touro Law Center where he graduated in the top 6% of his class and his B.A. in Political Science from New York University.

Radni Davoodi is the Principal and Co-Founder of The Atlantis Organization ("Atlantis"). Over the past seven years, Atlantis has provided insurance and related escrow services for approximately $2 billion worth of real estate transactions generating approximately $100 million receivables including premiums, escrows and recording fees. Mr. Davoodi benefits Sharestates I, LLC, by providing a network of several thousand real estate professionals with the capability of identifying properties, often before they are listed on the market, for potential acquisition and lending by the Company.

Atlantis' title and due diligence resources will facilitate the investigation of potential acquisitions and loans including evaluation of the sellers' of violations, liens, and certificates of occupancy and financing history. Atlantis' proprietary software will, on an expedited basis, provide maximum information to the Company for use in negotiations, minimizing acquisition time and costs.

Atlantis's vast contacts in the insurance industry, including but not limited to provide property and casualty, general liability, builder's risk, vacant real estate owned property and workers compensation insurance and to provide real estate and construction bonding services which will help the Company save time, decrease costs and control investments.

Mr. Raymond Y. Davoodi is the Principal and Co-Founder of The Atlantis Organization, A series of real estate service providing entities, including Atlantis Holdings Group, LLC, a real estate Consulting & Negotiation Company. Mr. Raymond Y. Davoodi has established relationships with high profile firms through the Atlantis network of entities, which has led to the insurance of major projects across New York State area. Furthermore, Mr. Raymond Y. Davoodi has successfully overseen the acquisition, renovation / construction and sale of various types of real estate properties over the past several years, with a high success rate. Mr. Raymond Y. Davoodi is currently working on the expansion of The Atlantis Organization to allow real estate professional across the globe to work in congruency to acquire large commercial holdings.

Mr. Raymond Y. Davoodi will use his knowledge & experience in the Sales/Marketing phase to procure investors and borrowers for the platform.

Wayne Geffen is the Managing Member and Portfolio Manager of First Serve Asset Management, a long/short energy focused fund. Prior to founding First Serve, Mr. Geffen was a Portfolio Manager at Burnham Asset Management where he served as the Portfolio Manager focusing on energy related investments.

Mr. Geffen's other credentials include being a registered representative of Concept Capital Markets, LLC, a FINRA registered broker-dealer. He is also an Independent Advisor Representative (IAR) of Concept Asset Management - a division of Concept Capital Markets, LLC - which is an SEC registered Investment Adviser. He is also a recognized member of The National Association of Petroleum Investment Analysts (NAPIA), an organization of approximately 250 members representing financial institutions, investment banks, mutual funds, credit rating agencies, pension funds, investment advisors, trusts, banks, insurance companies, and other institutional investment entities.

Mr. Geffen received a BA in Economics from New York University.

Technology

The Sharestates Website and supporting services run on a cloud-based platform. Sharestates owns, operates and maintains elements of this system, but significant elements of the system are operated by third parties that Sharestates does not control. In particular, a significant portion of the system is hosted by a third party host (the "Hosting Service"). The Hosting Service provides Sharestates with computing, storage capacity, and other services pursuant to an agreement that continues until terminated by either party. The Hosting Service may terminate the agreement without cause and may terminate the agreement immediately upon notice to Sharestates for cause, including any material default or breach of the agreement by Sharestates. The agreement requires the Hosting Service to provide Sharestates with the Hosting Service's standard computing and storage capacity and related support in exchange for timely payment by Sharestates.

Sharestates continuously monitors the performance and availability of its platform. It has a scalable infrastructure that utilizes standard techniques such as load-balancing and redundancies. It has developed its architecture to work effectively in a flexible cloud environment that has a high degree of elasticity to enable it to quickly respond to significant changes in demand.

Sharestates processes electronic deposits and payments by originating ACH transactions. The investment platform hosted for us by Sharestates, LLC is designed and built as a highly scalable system. Sharestates maintains a complete backup of the Sharestates Website and supporting services within a separate region of its cloud infrastructure in order to minimize service disruptions in the event of significant regional outages.

Data Integrity and Scalability

Access to the data and services by Sharestates' employees is restricted based upon a least- privilege principle such that employees have access only to the information and systems needed to perform their function. Logging and monitoring of host systems is done in real-time to a centralized database with web based reporting and additional notification to the appropriate staff for any remediation.

Sharestates collects nonpublic personal information from several sources, including Investor applications, authorized verifications, credit reporting agencies, and title insurance companies. Sharestates' privacy policies with respect to such information are set forth on the Sharestates Website at www.Sharestates.com.

Competition

Sharestates' business is highly competitive. Sharestates faces competition for real estate companies from traditional sources such as other real estate brokers, mortgage loan brokers, and from other lenders, including commercial banks, savings and loan associations, credit unions, and other online lending and investment platforms. Sharestates also competes against other finance companies and other lenders whose loan structures and fee schedules might vary from those of traditional banking institutions.

We may also face future competition from new companies entering our market, which may include large, established companies. These companies may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their consumer lending platforms. These potential competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. These potential competitors may have more extensive potential borrower bases than we do. In addition, these potential competitors may have longer operating histories and greater name recognition than we do. Moreover, if one or more of our competitors were to merge or partner with another of our competitors or a new market entrant, the change in competitive landscape could adversely affect our ability to compete effectively.

Conflicts of Interest

Sharestates and its affiliated entities reserve the right to acquire properties in foreclosure, including properties that were subject to loans originated or funded by Sharestates relating to the Notes described in this Memorandum. Sharestates may serve as the original or substituted trustee of a deed of trust and may be entitled to all or some portion of the statutory trustee fees upon foreclosure (i.e., the fees that would otherwise be payable or paid to a third party serving as the trustee).

Sharestates may arrange and service other loans for other investors at the same time that Notes are being offered to Investors (such loans may not be part of this offering), and these loans may be more secure or more profitable than the loans funded pursuant to this offering. In addition, Sharestates may also arrange multiple loans for a single real estate company. Where a real estate company with multiple loans arranged by Sharestates defaults, Sharestates may choose or be required to enforce or forbear from enforcing this loan to the detriment of the Investors while not enforcing or forbearing on another loan with the same real estate company arranged by Sharestates and managed or administered by Sharestates.

Sharestates may provide some loans for short-term purposes. This type of lending will typically occur through a bridge financing facility between Sharestates and affiliates of Sharestates. In some instances, Sharestates may fund portions of the corresponding project investments through the purchase of Notes, or Sharestates may provide bridge financing in order for escrow to be closed on an underlying project investment, so that the listing can remain active on the investment platform until the listing is fully funded.

Sharestates or an affiliate may itself purchase or fund Notes. Sharestates or its affiliate will hold all such Notes in parity with the other Investors and will have the same rights, as any other Investor. As such, Sharestates may have interests in the loan as both the investor in the corresponding project investment as well as an Investor in the Notes. Any investment made by Sharestates in the Notes will be on the same terms and conditions as other Investors. There will be no notation in any Series Note Listing signifying that Sharestates has participated in the funding of any corresponding project investment.

Some corresponding project investments originated by Sharestates may provide for prepayment charges to be imposed on the real estate company in the event of certain early payments on the corresponding project investments. Such charges are typically allowed by applicable law. If a corresponding project investment does contain a prepayment charge, the Investors and/or Sharestates would be entitled to keep the charge as is described in the Series Note Listing for the applicable corresponding project investment.

Some of the investors and principals in Sharestates are affiliated with or part of entities or organizations with which Sharestates may hold a past, present or future business or commercial relationship. Sharestates may, in its sole discretion, conduct business with such affiliated parties, and without any notice or disclosure thereof to Investors. These arrangements may create a potential conflict of interest for Investors.

INVESTMENT STANDARDS AND POLICIES

Evaluation and Pricing of Financing Opportunities

The financing of each corresponding project investment generally commences with an individual or real estate investment or real estate company requesting a project investment from Sharestates. The amount financed generally ranges from $100,000 to $10,000,000, and the term of the project generally ranges from one (1) year to seven (7) years.

Senior Loans

For senior loans, Sharestates reviews the proposed investment opportunity and pursues investment opportunities where the total amount of the senior loan will generally not exceed a certain percentage (the "loan-to-value ratio") of the value of the property securing the loan, as set forth below:

Type of Property	Loan-to-Value Ratio
Improved Commercial or Residential	80%
New Construction; Commercial or Residential	80% (based on after- completed value)
Rehabilitation; Commercial or Residential	80% (based on after- completed value)
Single-family residentially zoned lot or parcel which has installed offsite improvements including drainage, curbs, gutters, sidewalks, paved roofs, and utilities as mandated by the political subdivision having jurisdiction over the lot or parcel.	65%
Land and Entitlement	65%

Notwithstanding the foregoing, the loan-to-value ratio for a loan may exceed the foregoing percentages if, in the reasonable judgment of Sharestates, a higher loan amount is warranted by the circumstances of the particular senior loan.

Mezzanine Loans

For mezzanine loans, Sharestates reviews the proposed investment opportunity and pursues investment opportunities where the total amount of the mezzanine loan will generally not exceed a loan-to-value ratio of the value of the property securing the loan, as set forth below:

Type of Property	Loan-to-Value Ratio
Improved Commercial or Residential	90%
New Construction; Commercial or Residential	90% (based on after- completed value)
Rehabilitation; Commercial or Residential	90% (based on after- completed value)
Single-family residentially zoned lot or parcel which has installed offsite improvements including drainage, curbs, gutters, sidewalks, paved roofs, and utilities as mandated by the political subdivision having jurisdiction over the lot or parcel.	80%
Land and Entitlement	75%

Notwithstanding the foregoing, the loan-to-value ratio for a loan may exceed the foregoing percentages if, in the reasonable judgment of Sharestates, a higher loan amount is warranted by the circumstances of the particular mezzanine loan.

Project mezzanine equity

For project mezzanine equity, Sharestates reviews the proposed investment opportunity and pursues investment opportunities where the total amount of the project mezzanine equity will generally not exceed an investment-to-value ratio of the value of the property underlying the investment, as set forth below:

Type of Property	**Investment-to-Value Ratio**
Improved Commercial or Residential	90%
New Construction; Commercial or Residential	90% (based on after- completed value)
Rehabilitation; Commercial or Residential	90% (based on after- completed value)
Single-family residentially zoned lot or parcel which has installed offsite improvements including drainage, curbs, gutters, sidewalks, paved roofs, and utilities as mandated by the political subdivision having jurisdiction over the lot or parcel.	90%
Land and Entitlement	80%

Notwithstanding the foregoing, the investment-to-value ratio for an investment may exceed the foregoing percentages if, in the reasonable judgment of Sharestates, a higher loan amount is warranted by the circumstances of the particular project mezzanine equity investment.

Project equity

For project equity, Sharestates reviews the proposed investment opportunity and pursues investment opportunities where the total amount of the project mezzanine equity will generally not exceed an investment-to-value ratio of the value of the property underlying the investment, as set forth below:

Type of Property	**Investment-to-Value Ratio**
Improved Commercial or Residential	90%
New Construction; Commercial or Residential	90% (based on after- completed value)
Rehabilitation; Commercial or Residential	90% (based on after- completed value)
Single-family residentially zoned lot or parcel which has installed offsite improvements including drainage, curbs, gutters, sidewalks, paved roofs, and utilities as mandated by the political subdivision having jurisdiction over the lot or parcel.	90%
Land and Entitlement	80%

Notwithstanding the foregoing, the investment-to-value ratio for an investment may exceed the foregoing percentages if, in the reasonable judgment of Sharestates, a higher loan amount is warranted by the circumstances of the particular project equity investment.

Opportunistic Lending

For opportunistic lending opportunities, Sharestates reviews the proposed investment opportunity and pursues investment opportunities where the risk-adjusted return is generally at or above general market based returns.

Sharestates may sometimes retain a licensed independent appraiser to assist with its confirmation of a property's fair market value. In other cases, Sharestates may rely on opinions of value from other sources, such as the price of a recent sale of that particular property or comparable properties and an opinion of value from Sharestates itself, the opinion of value provided by a lender Sharestates purchased the project investment from, or a real estate broker knowledgeable in the area where the property is located. In some cases, however, Sharestates will determine that the cost or time to obtain an independent certified appraisal is not warranted.

The appraisal or evaluation for construction loans, rehabilitation loans and entitlement loans will be prepared on either an "after-completed" basis, i.e., assuming that the entitlements or the improvements for which the loan is obtained will be completed or on an "as-is" basis if Sharestates is not holding back any monies for rehabilitation or construction. The appraiser may also assume that all public improvements to be funded by special assessment district bonds will be completed as proposed and that the property will be marketed and sold in the manner planned by the real estate company. In the case of a construction loan, rehabilitation loan or entitlement loan, the loan-to-value ratio as estimated in the appraisal or evaluation and the budget for the project may exceed the loan-to-value ratios listed above at times during the term of the loan. This may occur because the appraisal or evaluation may be based upon the value of the property when the construction or improvements are completed or the entitlements obtained; however, before the construction, improvements or entitlements are completed, the value of the property will generally be less than the "as completed" appraised or evaluated value.

The interest rate, preferred return or profit sharing that Sharestates requires from a real estate company and other project investment terms are based on negotiations with the real estate company. Sharestates performs its own underwriting analysis, in its sole discretion, with respect to all corresponding project investments. However, Investors should perform their own respective due diligence and should not rely on any evaluation or analysis performed by Sharestates. Investors should independently assess the prospects of risks associated with any investment, including, without limitation, repayment risk associated with the real estate company, market risk associated with the property, value of the property as collateral, and regulatory, casualty and environmental risks. Below is a sample of our Risk Matrix which we use guide the interest rate, preferred return or profit sharing that Sharestates requires from a real estate company and other project investment terms.

Sharestates Baseline Risk Matrix

Category	- 2 Points	- 1 Point	1 Point	2 Points	3 Points	4 Points	5 Points
Loan-to-Value Ratio (Debt vs. Equity)	—	—	0-15% Mitigates debt service risk	16-30% Mitigates debt service risk	30-49% Mitigates debt service risk	50-65% Moderate debt - may be vulnerable in serious economic downturn	65-80% High Debt -More vulnerable in economic downturn
Lien Position	—	—	**First Lien** Senior Debt	**Second Lien** Mezzanine Debt	**Unsecured Preferred Equity** Mezzanine Equity	**Straight Equity** Common Equity	—
Location (Quality of Market)	—	—	**Core Urban Markets**	**Suburban or Secondary Urban Markets**	**Rural or Emerging Markets**	—	—
Occupancy (Occupancy rate and quality of tenant)	—	—	**High** Credit Retail Tenant or 90%+ Multifamily/Office	**Moderate** Non-Credit Retail Tenant Or 50-90% Multifamily/Office	**Low** Vacant (all types) or <50% Multifamily/Office	—	—
Development Phase	—	—	**Stabilized** Existing asset with leases in place and cash flow	**Value-Add** Improvement of asset through leasing, repositioning, and/or renovations	**Ground-Up** Construction of a new asset	—	—
Sponsor Track Record	—	**$1 Billion +** Enormous, experienced, sponsor with impeccable, extensive track record	**$200 Million +** Large, experienced sponsor with very extensive track record	**$100-200 Million** Experienced sponsor with extensive track record	**$40-100 Million** Experienced sponsor with several completed projects	**$10-40 Million** Semi-experienced sponsor with a few completed projects	**< $10 Million** Smaller-scale or emerging sponsor
Sponsor Experience in Property Location & Project Phase	—	**Very Experienced** 10+ Previous Projects in Property Market and/or Project Phase	**Experienced** Several Previous Projects in Property Market and/or Project Phase	**Moderate Experience** A Few Previous Projects in Property Market and/or Project Phase	**New Market or Phase** No Previous Projects in Property Market and/or Project Phase	—	—

Risk Rating & Corresponding Risk Adjusted Interest

Risk Rating	Point Scale	Baseline Annual Risk Adjusted ROI
A+	< 8	8%
A	8-11	8-11%
A-	12	12%
B+	13-14	13-14%
B	15	15%
B-	16	16%
C+	17-18	17-18%
C	19	19%
C-	20	20%
D+	21-23	21-23%
D	24-25	24-25%
D-	26-28	26-28%

*The information contained in this Rating is for informational purposes only. It is impersonal and not individualized for any specific investor's financial situation and is not investment advice. These ratings are not intended to be, nor should you interpret them to be, a prediction of how a particular investment will actually perform. You should always carefully consider investments in any security and be comfortable with your understanding of the investment. You may also consider consulting investment professionals.

If Sharestates makes a potential corresponding project investment the subject of an offering of a series of Notes, the real estate company may be required to maintain appropriate liability and property casualty insurance, and Sharestates may (but will not always) be named as loss payee on any such. Any payment made on such policies may be used to repair the property or to reduce the outstanding balance on the corresponding project investment and thus result in Sharestates paying down the balance of the applicable series of Notes. Sharestates does not generally require that the real estate company maintain property damage coverage for landslides, earthquakes, floods, or similar natural disaster events. Any hazard losses not then covered by the real estate company's insurance policy would result in the corresponding project investment becoming significantly under-secured, and an Investor in a Note could sustain a significant reduction, or complete elimination of, the return and repayment of principal from that Note.

A real estate company whose project investment request is allocated to the platform will have their project investment and property information posted on the platform as part of the Series Note Listing for the corresponding offering of Notes. Investors can review all the various investment listings on the platform and make a commitment towards any listing they wish to help fund, including a Series Note Listing. If a Series Note Listing receives enough lender member commitments to be funded, Sharestates (or, in some instances, an affiliated financial institution) will make the project investment requested and, at the same time, Sharestates will sell the series of Notes relating to the corresponding project investment to the Investors that made a commitment therefore pursuant to the Series Note Listing.

For some project investments, Sharestates will enter into the corresponding project investment directly. In other cases, Sharestates may enter into a relationship with one or more third parties to enter into the corresponding project investment, with Sharestates then purchasing the corresponding project investment (or a participating interest therein) from the third party. In other cases, Sharestates may purchase all or a portion of a project investment that had been previously been issued by a third party.

Financing Terms

Project investments are obligations of the real estate company to Sharestates (or, in a participation arrangement, to the lead investor). Senior loans are generally secured by a first lien security interest such as a mortgage, deed of trust or security deed on the underlying real estate. If a real estate company defaults on a senior loan before the maturity date, Sharestates (or lead lender) will, in its or their discretion, seek to foreclose on the property or take other actions to recover payment on the corresponding project investment. Any funds Sharestates recovers as a result of such actions prior to maturity of the related series of Notes will be paid to the holders of such Notes pro rata, net of any applicable collection fees or investor incentives. Mezzanine loans, project mezzanine equity, and project equity will generally not be secured by the underlying real estate and will be junior in right of payment, both with respect to interest payments, preferred return, or profit sharing, as applicable, and upon liquidation, to debt obligations and other liabilities of the real estate company and potentially other equity holders in the real estate company.

Our payment obligations under the Notes are unsecured, and investors do not have a security interest in the corresponding project investments.

Purchase of Notes

Any series of Notes offered by us will be available for sale to investors who provide sufficient funds to make the desired investment and, if any state residence limitations are applicable for such offering, who reside in the permitted states for such offering. In addition, Notes whose corresponding project investment consists of project mezzanine equity or project equity generally may not be purchased by prospective Investors (i) that are exempt from U.S. federal income tax pursuant to Section 501(a) of the Code or (ii) that are not "United States persons" (as defined in the Code). The Notes will be issued when the corresponding project investment closes, generally within 45 days from the end of the listing period or on such earlier date as the offering may have become fully subscribed.

An Investor may purchase a Note by opening the Series Note Listing on the Sharestates Website and indicating the amount he, she or it wishes to invest, subject to the maximum investment amount, if any. The investor will then be prompted to confirm the "order." After such confirmation, the order will represent the investor's binding commitment to purchase the Note, if the funds provided are sufficient to complete the purchase.

In the event we are required to amend this Offering Circular or the applicable Series Note Listing -- for example, as a result of material changes to the information contained herein -- we will post a notice on the web page where the series of Notes are listed, in each case advising investors that a material amendment to the Memorandum or Series Note Listing is pending, and applicable instructions and requirements related thereto.

Upon the closing of the corresponding project investment, the principal amount previously committed by the investor under the applicable Series Note Listing is deemed invested in a Note of that series. Notes are issued electronically, in "book entry" form, by means of registration of each investor's ownership in our records.

Sharestates Fees

Sharestates or its affiliates will earn and be paid certain origination fees, generally ranging from 0% to 4% of the principal amount of each corresponding project investment, from the real estate company. Such fees may be funded from the loan proceeds. The amount of the loan origination fee depends upon market conditions and is payable at the time the loan closes.

Sharestates or its affiliates may also be paid an economic "spread", which will be the difference between the Note interest rate paid to Investors and the interest rate or preferred return that real estate companies pay to Sharestates under the corresponding real estate investment. Each Series Note Listing will describe the terms of the corresponding real estate investment as well as the terms of the Note.

Sharestates or its affiliates may also be paid a servicing fee, as described in the Series Note Listing, for the ongoing administration of loan or preferred return payments, investor distributions, tax filings, reporting, and property oversight. In the cases of defaults, Sharestates may also collect prevailing market rate special servicing fees to work out delinquent or non-performing real estate investments. Sharestates may also choose to outsource servicing and special servicing to a third party servicing firm. Each Series Note Listing will describe the terms of the corresponding project investment as well as the terms of the Note. The servicing fee will reduce the effective yield on your Notes below their stated interest rate.

To the extent that Sharestates (or an affiliate or a third party) charges the real estate company certain loan origination fees ("points"), the principal amount of the loan may be increased, which may adversely affect the ability of the real estate company to repay the loan. In addition, loan fees or points, (when added to the amount of the loan) will increase the gross amount of the loan thereby decreasing the real estate company's equity in his or her property and correspondingly decreasing the Investor's security.

If the loan is a construction or rehabilitation loan, Sharestates (or an affiliate or a third party) may be reimbursed for its expenses and receive builder control fees for inspecting construction progress and monitoring disbursements from a loan disbursal account (if any). These fees and expenses generally will not exceed three percent (3%) of the principal amount of the loan and will be payable by the real estate company and may be payable out of loan or sales proceeds.

Certain provisions of applicable law may limit Sharestates' compensation with respect to loans secured by single dwelling units in a condominium or a cooperative or a residential building containing four units or less.

Certain series of Notes may also entitle Sharestates to a management fee. Any such management fees will be disclosed in the Series Note Listing.

If collection action must be taken with respect to a project investment, Sharestates or a collection agency may charge a prevailing, market-rate special servicing fee, at a rate similar to what would be expected if negotiated in an arms-length transaction. These fees will correspondingly reduce the amounts of any payments investors may receive on the Notes.

Sharestates' above-described compensation is not determined by arm's-length negotiations with any Investor.

The Parent Company

Sharestates, LLC, is the Company's Parent Company and managing owner. The Parent Company is located at 11 Middle Neck Road Suite 400A, Great Neck New York 11021 and has telephone number (212) 201-0750. The members and managers of the Parent Company are Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen.

The Parent Company is a development stage company that was formed on August 9, 2013, as a Delaware limited liability company. The purpose of the Parent Company is to be engaged in any lawful activity as is permitted under Delaware Limited Liability Company Law. The Company shall restrict its business to three purposes.

1. Creating, operating and marketing the idea of a web domain and intellectual property of www.Sharestates.com ("The Website"). The Website will operate to allow for members of the real estate community (more specifically, Sellers, Buyers, Principals, and Brokers & Investors) to network with one another. Furthermore, the Website will provide its registered users with the

opportunity to view, examine, and invest in various Real Estate Syndications as they become available; and

2. The company will, from time to time, create and manage new LLCs ("Offering Companies"). These new LLCs will be subsidiary branches built for the purpose of operating and maintaining individual parcels of real estate or project investments. Each LLC will operate separately and independently of its affiliates; and
3. The Company will manage the Interest Holders of the Company and other Offering Companies by overseeing the sale of Notes, if any, and by managing distributions to Interest Holders using its proprietary software.

DOCUMENTATION AND INFORMATION AVAILABLE TO THE INVESTOR

In addition to this Offering Circular, the following documentation will be available to each Investor on the Sharestates Website at www.Sharestates.com:

1. A record of Note ownership in the Investor's portfolio,
2. Subscription Agreement for the Investor to complete, sign, and return to Sharestates, and
3. Series Note Listing.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of the Notes by Investors that are U.S. Holders (as defined below). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder (the "Treasury Regulations"), administrative pronouncements of the U.S. Internal Revenue Service (the "IRS") and judicial decisions, all as currently in effect and all of which are subject to change and to different interpretations. Changes to any of the foregoing authorities could apply on a retroactive basis, and could affect the U.S. federal income tax consequences described below.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a particular Investor's circumstances, and does not discuss any aspect of U.S. federal tax law other than income taxation. or any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of the Notes. This discussion applies only to Investors who purchase the Notes for cash at original issue and who hold the Notes as "capital assets" within the meaning of the Code (generally, assets held for investment). This discussion does not address U.S. federal income tax considerations applicable to Investors that may be subject to special tax rules, such as (without limitation):

- securities dealers or brokers, or traders in securities electing mark-to-market treatment;

- banks, thrifts or other financial institutions;
- insurance companies;
- regulated investment companies or real estate investment trusts;
- tax-exempt organizations;
- persons holding Notes as part of a "straddle," "hedge," "synthetic security" or "conversion transaction" for U.S. federal income tax purposes, or as part of some other integrated investment;
- partnerships or other pass-through entities;
- persons subject to the alternative minimum tax;
- certain former citizens or residents of the United States;
- Non-U.S. Holders (as defined below);
- U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; and
- persons subject to Sections 1471 through 1474 of the Code and the Treasury Regulations thereunder.

As used herein, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court has the authority to exercise primary supervision over the administration of the trust and one or more "United States persons" (as defined under the Code) are authorized to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a "United States person." A "Non-U.S. Holder" is any beneficial owner of a Note that is not a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partnership holding Notes, and partners in such a partnership, should consult their own tax advisors with regard to the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes by the partnership.

TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE U.S. FEDERAL TAX LAWS; (B) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING BY SHARESTATES OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Tax Characterization of the Notes

No statutory provisions, Treasury Regulations, published rulings or judicial decisions directly address the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Notes as our debt instruments that have original issue discount ("OID") for U.S. federal income tax purposes unless and until there is a change or clarification in the law, by Treasury Regulation or otherwise, that would require a different characterization of the Notes. Where required, we intend to file information returns with the IRS in accordance with such treatment.

You should be aware that the characterization of the Notes for U.S. federal income tax purposes is subject to substantial uncertainty, the IRS is not bound by our characterization and the IRS or a court may take a different position with respect to the Notes' proper characterization. For example, the IRS could determine that, in substance, each Investor owns a proportionate interest in the corresponding project investment for U.S. federal income tax purposes. Alternatively, the IRS could seek to treat the Notes as a different financial instrument (including an equity interest in us or a derivative financial instrument).

Any different characterization of the Notes could significantly affect the amount, timing and character of income, gain or loss recognized by an Investor in respect of a Note. Moreover, any such different characterization may significantly reduce the amounts available to pay interest and principal on the Notes. For example, if each Investor was treated as owning a proportionate interest in the corresponding project investment, the U.S. federal income tax consequences of owning the Notes would depend on the characteristics of the project investment, which characteristics could differ significantly from the intended characteristics of the Notes for U.S. federal income tax purposes, particularly in the case of project mezzanine equity or project equity. Among other things, an Investor whose Note corresponds to project mezzanine equity or project equity of a real estate company would be treated as an equity owner of such company and, if such company was a partnership for U.S. federal income tax purposes, an Investor would be treated as a partner in such partnership and would be required to report its allocable share of the company's taxable income or loss. Alternatively, if the Notes were treated as our equity and we were characterized as a corporation for U.S. federal income tax purposes, (i) we would be subject to U.S. federal income tax on any income, including interest, accrued on the corresponding project investment but would not be entitled to deduct interest or OID on the Notes, which, among other things, would reduce the amount of cash available to make payments on the Notes, and (ii) payments on the Notes would be treated by the Investor for U.S. federal income tax purposes as dividends (that may be ineligible for reduced rates of U.S. federal income taxation or the dividends-received deduction) to the extent of our earnings and profits as computed for U.S. federal income tax purposes.

The following discussion assumes the Notes will be treated as our debt instruments that have OID for U.S. federal income tax purposes.

Taxation of Payments on the Notes

Subject to the discussion below regarding Short-Term Notes (i.e., Notes that have a maturity of one year or less), generally, you will be required to accrue OID income as ordinary interest income for U.S. federal income tax purposes, regardless of your regular method of tax accounting, under a "constant yield method," as described below. Under this treatment, if a payment on a Note is not made in accordance with the payment schedule in respect of the corresponding project investment (for example, because of a late payment on the corresponding project investment), you will be required to include an amount of OID in taxable income as interest even though you have not received the actual payment from the corresponding project investment.

The Treasury Regulations governing OID provide special rules for determining the amount and accrual of OID for debt instruments that provide for one or more alternative payment schedules applicable upon the occurrence of contingencies. If the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and based on all the facts and circumstances as of the issue date, a single payment schedule for a debt instrument, including the stated payment schedule, is significantly more likely than not to occur, the amount and accrual of OID is determined based on that payment schedule. In addition, under the applicable Treasury Regulations, remote and/or incidental contingencies generally may be ignored. A contingency relating to the amount of a payment is incidental if, under all reasonably expected market conditions, the potential amount of the payment is insignificant relative to the total expected amount of the remaining payments on the debt instrument. A contingency relating to the timing of a payment is incidental if, under all reasonably expected market conditions, the potential difference in the timing of the payment is insignificant.

The regular payment schedule for each Note provides for payments of principal and interest on the Note in accordance with the payment schedule for the corresponding project investment. However, the Notes provide for one or more alternative payment schedules because we are obligated to make payments on a Note only to the extent that we receive payments on the corresponding project investment. In addition, we will prepay a Note to the extent that a real estate company prepays the project investment corresponding to the Note, and we may pay late fees collected on a corresponding project investment to the holders of the corresponding Note. Moreover, certain series of Notes may feature additional contingent payment provisions reflecting a similar feature in a corresponding project investment, whereby Investors may be able to realize additional payments upon the occurrence of certain events during the life of the corresponding investment. Notwithstanding such contingencies, we intend to use the regular payment schedule of a Note (disregarding such contingencies) to determine the amount and accrual of OID on the Note because we believe a Note is significantly more likely than not to be paid in accordance with such payment schedule and/or the likelihood of nonpayment, prepayment, late payment or additional contingent payments on the loan corresponding to such Note will be remote or incidental. If, in the future, we determine the previous sentence does not apply to a Note, we anticipate that we will be required to determine the amount and accrual of OID for such Note pursuant to the rules applicable to "contingent payment debt instruments," which are described below, and we shall so notify you.

Assuming a Note does not constitute a "contingent payment debt instrument," the aggregate amount of OID for the Note will equal the excess of the Note's "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity of a Note includes all payments on the Note under the payment schedule of the Note. The issue price of a Note generally will equal the principal amount of a Note.

Under the constant yield method, the amount of OID includible in income for a taxable year is the sum of the "daily portions" of OID with respect to the Note for each day during the taxable year in which the Investor held the Note. The daily portion of OID is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of an amount equal to the product of such Note's adjusted issue price at the beginning of the accrual period and its yield to maturity (properly adjusted for the length of the period). We intend to use 30-day accrual periods. The adjusted issue price of a Note at the beginning of any accrual period should be its issue price, increased by the aggregate amount of OID previously accrued with respect to the Note, and decreased by any payments previously made on the Note. A Note's yield to maturity should be the discount rate that, when used to compute the present value of all payments to be made on the Note under the payment schedule of the Note, produces an amount equal to the issue price of such Note.

If a Note is paid in accordance with its regular payment schedule, the amount of OID includible in income is anticipated to be based on the yield of the Note under such schedule. For a series of Notes with respect to which the stated interest rate reflects any applicable fees or other charges borne by the Investors under the regular payment schedule, the amount of OID includible in income is anticipated to be based on the stated interest rate of the Notes, and as a result, an Investor generally will be required to include an amount of OID in income that is equal to the amount of stated interest paid on the Notes. On the other hand, for a series of Notes with respect to which the stated interest rate does not reflect all applicable fees or other charges borne by the Investor under the regular payment schedule, the yield will be lower than the stated interest rate on the Note. As a result, you generally would be required to include an amount of OID in income with respect to such a Note that is less than the amount of stated interest paid on the Note.

Cash payments under the payment schedule for the Notes will not be separately included in income, but rather will be treated first as payments of previously accrued but unpaid OID and then as payments of principal.

Sale, Retirement or Other Taxable Dispositions of Notes

Upon the sale, retirement or other taxable disposition of a Note, generally you will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, retirement or other taxable disposition and your adjusted tax basis in the Note. In general, your adjusted tax basis in the Note will equal your cost for the Note, increased by any OID previously included in gross income by you, and reduced by any payments previously received by you in respect of the Note.

Except as discussed below with respect to a Note subject to the rules governing contingent payment debt instruments or short-term debt instruments, your gain or loss on the taxable disposition of a Note generally will be long-term capital gain or loss if the Note has been held for more than one year and short-term otherwise. The deductibility of capital losses is subject to limitations.

Prepayments

If we prepay a Note in full, the Note will be treated as retired and, as described above, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon the retirement and your adjusted tax basis in the Note. If we prepay a Note in part, a portion of the Note will be treated as retired. Generally, for purposes of determining (i) your gain or loss attributable to the portion of the Note retired and (ii) your OID accruals on the portion of the Note remaining outstanding, the adjusted issue price, your adjusted tax basis, and the accrued but unpaid OID of the Note, determined immediately before the prepayment, will be allocated between the two portions of the Note based on the portion of the Note that is treated as retired.

The yield to maturity of a Note is not affected by a partial prepayment.

Late Payments

As discussed above, late fees collected on a project investment may be paid to you as described in the Series Note Listing. We anticipate any late fees paid will be insignificant relative to the total expected amount of the remaining payments on the Note. In such case, any late fees paid to you should be taxable as ordinary income at the time such fees are paid or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Nonpayment of Project Investment Corresponding to Note

In the event that we do not make scheduled payments on a Note as a result of nonpayment by the real estate company on the corresponding project investment, generally you must continue to accrue and include OID on a Note in taxable income until the maturity date except as described below. Solely for purposes of the OID rules, the Note may be treated as retired and reissued on the scheduled payment date for an amount equal to the Note's adjusted issue price on that date. As a result of such reissuance, the amount and accrual of OID on the Note may change. At the time of the deemed reissuance, due to nonpayment by the real estate company, we may not be able to conclude that it is significantly more likely than not that the Note will be paid in accordance with one payment schedule and/or that the likelihood of future nonpayment, prepayment, or late payment by the real estate company on the loan corresponding to such Note will be remote or incidental. Accordingly, the Note may become subject to the contingent payment debt instrument rules (which are discussed in more detail below). In addition, in the event that a Note's maturity date is extended because amounts remain due and payable on the initial maturity date by the real estate company on the project investment corresponding to the Note, the Note likely will be treated as reissued and become subject to the contingent payment debt instrument rules. If we determine that a Note is subject to the contingent payment debt instrument rules as a result of such a reissuance, we will notify you and provide the projected payment schedule and comparable yield.

If collection on a Note becomes doubtful, you may be able to cease accruing OID on the Note. Under current IRS guidance, it is not clear whether you may cease accruing OID if scheduled payments on a Note are not made.

You should consult your own tax advisor regarding the accrual and inclusion of OID in income when collection on a Note becomes doubtful.

Losses as a Result of Worthlessness

The tax consequences of a Note becoming wholly or partly worthless are not entirely clear. In the event a Note is considered a "security" within the meaning of Section 165(g)(2) of the Code and such Note becomes wholly worthless, you generally should be entitled to deduct your loss on the Note as a capital loss in the taxable year the Note becomes wholly worthless. The portion of your loss attributable to accrued but unpaid OID may be deductible as an ordinary loss, although such treatment is not entirely free from doubt. You should consult your own tax advisor regarding the consequences of a Note becoming worthless, including whether or not a Note is a "security" for these purposes.

Potential Characterization as Contingent Payment Debt Instruments

Although we believe our intended treatment of a Note as our debt instrument that is not subject to the "contingent payment debt instrument" rules is reasonable, our position is not binding on the IRS or the courts and we cannot predict what the IRS or a court would ultimately decide with respect to the proper U.S. federal income tax treatment of the Notes. Accordingly, among other risks, the IRS or a court could determine the Notes are "contingent payment debt instruments" because payments on the Notes are linked to performance on the corresponding project investment. If a Note is characterized as a contingent payment debt instrument or, in the future, if we conclude a Note is subject to the contingent payment debt instrument rules, such Note would be subject to special rules. Under such rules, you generally would be required to accrue interest income under the "non-contingent bond method." Under this method, interest would be taken into account, whether or not the amount of any payment was fixed or determinable in the taxable year, based on a hypothetical non-contingent bond, which is based on a "comparable yield" (generally, a hypothetical yield to be applied to determine interest accruals with respect to the Note, and which can be no less than the applicable federal rate) and a "projected payment schedule" (generally, a series of projected payments, the amount and timing of which would produce a yield to maturity on the Note equal to the comparable yield). Based on the comparable yield and the projected payment schedule, generally you would be required to accrue as OID the sum of the daily portions of interest for each day in the taxable year that you held the Note, adjusted to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Note. The daily portions of interest are determined by allocating to each day in an accrual period the ratable portion of interest that accrues in such accrual period. The amount of interest you may accrue under this method could be higher or lower than the stated interest rate on the Notes. In addition, any gain recognized on the sale, exchange or retirement of your Note generally would be treated as ordinary interest income, and any loss would be treated as ordinary loss to the extent of prior OID inclusions, and then as capital loss thereafter.

Short-Term Notes

The following discussion applies to Notes that have a maturity of one year or less from the date of issue ("Short-Term Notes"). Special rules address the U.S. federal income taxation of Short-Term Notes, which rules are not entirely clear in all situations. In general, applicable Treasury Regulations provide that, in the case of a debt instrument with a maturity date of one year or less, no payments of interest are considered qualified stated interest. This means that a Short-Term Note is treated as having OID equal to the excess of the total payments on the obligation over its issue price.

In general, if you are a cash method taxpayer, you should not be required to recognize interest income until actual or constructive receipt of payment, unless you elect to accrue OID in income on a current basis under either a straight-line or a constant yield method. If you do not elect to currently include accrued OID in income, you will not be allowed to deduct any of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry the Note (in an amount not exceeding the deferred income), and instead you will be required to defer deductions for such interest until the deferred income is realized upon the maturity of the Note or its earlier disposition in a taxable transaction. If you elect to include accrued OID in income on a current basis, the limitation on the deductibility of interest will not apply. Upon disposition of a Short-Term Note, you will be required to characterize some or all of the gain realized on a sale, exchange or retirement of the Note as ordinary income. The amount characterized as ordinary income upon such disposition generally will equal an amount of OID that would have accrued under a straight-line basis or, if you so elect, an amount of OID that would have accrued under a constant yield method.

If you are an accrual method taxpayer, you generally will be required to accrue OID in income on a current basis on either a straight-line basis or, at your election, under the constant yield method based on daily compounding.

In addition, while there are special "contingent payment debt instrument" rules that address the U.S. federal income taxation of debt instruments that have a maturity date of more than one year and that provide for one or more contingent payments (as discussed above), those rules generally do not apply to short-term obligations. Accordingly, the U.S. federal income taxation of short-term obligations that provide for contingent payments is not entirely clear.

You are strongly advised to consult your own tax advisor with regard to the U.S. federal income tax consequences of the acquisition, ownership and disposition of Short-Term Notes.

Additional Tax on Net Investment Income

Certain non-corporate Investors are subject to a 3.8% tax, in addition to the regular tax on income and gains, on some or all of their "net investment income," which generally will include interest recognized on a Note and any net gain recognized upon a sale or other taxable disposition of a Note. Investors should consult their tax advisors regarding the applicability of this tax in respect of the Notes.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain payments on a Note (including interest) and on proceeds of the sale of a Note if you are not an exempt recipient (such as a corporation). In addition, backup withholding (currently at a 28% rate) may apply to payments made to you if (a) you do not furnish or you have failed to provide your correct taxpayer identification number, (b) we have been instructed by the IRS to backup withhold because of underreporting (generally meaning that the IRS has determined and notified you that you have failed to report any reportable dividend and interest payments required to be shown on a tax return for a taxable year), or (c) in certain circumstances, you have failed to comply with applicable certification requirements or otherwise establish an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS on a timely basis. You should consult your tax advisor regarding the application of information reporting and backup withholding rules in your particular situation, the availability of an exemption, and the procedure for obtaining such an exemption, if applicable.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and corresponding provisions of the Code, imposes certain requirements on pension, profit sharing, and other employee benefit plans to which it applies, including individual retirement accounts and annuities, Keogh plans, and other tax-exempt plans ("Plans"), and on those persons who are fiduciaries or parties in "interest" with respect to such Plans. In considering an investment of assets of a Plan in the Notes, a Plan fiduciary should consider, among other things: (i) the purposes, requirements, and liquidity needs of such Plan; (ii) the definition of Plan assets under ERISA and applicable U.S. Department of Labor regulations; (iii) whether the investment satisfies the diversification requirements of Section 404(a)(1)(c) of ERISA; and (iv) whether such an investment is appropriate for the Plan and prudent considering the nature of the investment.

In addition, Sections 406 and 407 of ERISA and Section 4975 of the Code prohibit certain transactions that involve a Plan and a "party in interest" under ERISA or "disqualified" persons under the Code with respect to the Plan and Plan assets. Consequently, a Plan contemplating an investment in the Notes should consider whether Sharestates, or any affiliate of Sharestates, is or might become a party in interest or a disqualified person with respect to the Plan. Potential Plan Investors are urged to consult with, and rely upon, their own advisors and counsel for advice on the ERISA and IRS issues relating to a Plan's investment in the Notes.

REGULATION CONSIDERATIONS

The Company's business practices and the Notes are regulated by numerous federal, state, and local authorities, including but not limited to the following:

U.S. State and Federal Securities Laws

The Notes offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the US Securities and Exchange Commission (the "SEC"), and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The Notes being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this offering. The offering and proposed sale of Class B Membership Notes described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A, and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Environmental Regulations
Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leading activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Our failure to uncover and adequately protect against environmental issues in connection with a project investment may subject us to liability. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as an investor in the property investment. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for the release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs.

Americans with Disabilities Act
Under the Americans with Disabilities Act (the "ADA"), all places of public accommodation are required to meet certain federal requirements to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. We believe that our corresponding project investments are or will be in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA after completion of redevelopment, if any.

Other Laws and Regulations
The real estate companies are required to operate the corresponding project investments in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our project investments. Real estate companies may also required to comply with labor laws and laws which prohibit unfair and deceptive business practices with consumers. The project investment may also be subject to a variety of local, state and federal statutes, ordinances, rules an regulations concerning fair housing and real estate transactions in general. These laws may result in delays of payments by the real estate company on the corresponding

project investments. Additionally, these laws might cause the real estate companies to incur substantial compliance and other costs. The real estate companies may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on its ability to make payments on the notes.

USE OF PROCEEDS

Sharestates will use the proceeds of each series of Notes, net of any applicable fees, to facilitate the funding of the corresponding project investment.

DETERMINATION OF THE OFFERING PRICE

The offering price has been arbitrarily determined by the Company and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing the Notes. Neither the Company nor the Parent Company represents that the Notes have or will have a market value equal to their offering price or could be resold (if at all) at their original price.

CAPITALIZATION

The following reflects the capitalization of the Company as of the most recent balance sheet date. The table is not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing.

Member Loans: $150.00
Deferred Syndication: 10,000
Total Capitalization: $10,150.00

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATON

The following discussion and analysis should be read in conjunction with the section entitled "Description of the Company's Business" which is included in this Offering Circular. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

Overview

The primary purpose of the Company is to provide a marketplace that allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some such investors. Through the use of the Sharestates Website, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. The beneficial owner of our Class A Membership Units, and Parent Company of the Company, is Sharestates LLC. Since inception, Sharestates LLC has made capital contributions to the Company of $150.00 in the form of a loan (the "Initial Capital Contributions") and collaborated to launch this Company in exchange for the Class A membership Units it received. The Company used these Initial Capital Contributions to fund the startup costs associated with the Company.

Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen are affectively the managers of Sharestates LLC, and Sharestates Investments II LLC. Through entities that they control, Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen intend to enter into related party agreements in the future where significant conflicts of interest may exist. The interest of the Parent Company (Sharestates LLC), and the Company (Sharestates Investments II LLC), and the managers (Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen) could result in decisions adverse to the Company's members and their decisions may negatively impact the value of your investment. However, the managers intend to act in good faith and fair practice in providing Investors with payments according to the terms of the Notes and the statements herein.

The amount of time each principal devotes to Sharestates Investments II, LLC, will be highly subjective and dependent on progression and development of corresponding project investments. The principals will not devote all their time to any particular project investment, however, the principals will commit enough time as they deem necessary to reasonably ensure the successful completion of project investments to their best ability. See "Risks Related to Certain Conflicts of Interests."

Plan of Operation

We are a startup, development stage Company that has had no revenues. The investment platform was designed to, among other things, benefit investors because of the relatively low minimum investments needed (sometimes as little as $100) when pools of such investors are aggregated together in this way, and because such smaller individual investment amounts allow investors to diversify their investment portfolio across a greater number of investment opportunities. We intend to sell the Notes herein on the investment platform to fund corresponding project investments. The platform was also designed to help real estate companies accelerate their access to desired funds.

Key drivers of online real estate investment opportunities directed toward investors include:

- The possibility of lower rates and better terms for real estate companies compared to traditional sources of real estate lending, such as commercial banks;

- A new asset class for investors with the possibility of attractive risk-adjusted returns available for a smaller minimum investment amount than has historically been available;

- A convenience and ease of use that allows investors to access real estate investment opportunities from their desktop or mobile computing device while also potentially earning attractive returns; and

- Growing acceptance of the Internet as an efficient and convenient forum for consumer transactions.

Sharestates was formed as a Delaware limited liability company in September 2014, and is a wholly owned subsidiary of Sharestates, LLC, a Delaware limited liability company formed in August 2013. In August 2013, Sharestates, LLC, opened its investment platform online (www.Sharestates.com) and initiated its first real estate investment on the investment platform. Initially, Sharestates, LLC hosted offerings by affiliated issuers pursuant to Regulation A of the Securities Act. All membership interests in such LLCs were sold in exempt public offerings to residents of the State of New York, as applicable.

Since its inception through the date of this Offering Circular, the Company has recorded a net loss and has had no revenue. We anticipate earning revenue from the initiation and completion of project investments, however, we may need to secure additional financing in the future through loans or capital raises. The Notes will contemplated herein will not be contractually senior, or subordinated, to other indebtedness (if any) that Sharestates incurs. All Notes will be unsecured special, limited obligations of Sharestates. Holders of Notes will not have a security interest in the assets of Sharestates, the corresponding project investment, the proceeds of that investment or of any underlying assets of the real estate company or affiliates. The Notes will rank effectively junior to the rights of the holders of our existing or future secured indebtedness with respect to the assets securing such indebtedness.

The Sharestates Website contains updated information on the total amounts of monies raised through the Sharestates Website and other updated information about Sharestates and its business activities. From time to time, Sharestates may also post (but has no obligation to post) on www.Sharestates.com pertinent information about its financial condition, business activities and investment results. Investors can review such information as is posted from time to time by Sharestates on www.Sharestates.com.

Capital Resources and Liquidity

Since the Company's inception, the Company raised funds by accepting a loan from Sharestates LLC. This money was utilized for certain startup costs and ongoing operating capital. As of September 19, 2014, we have no assets and liabilities of $150. As of the date of this Offering Circular, the current funds available to the Company will not be sufficient to fund the expenses related to this Offering. If the Company is unable to raise enough funds to cover the expenses related to this Offering, it will not be able to establish a contingency reserve for the Company in anticipation of future project investments, or pay certain legal fees in connection with the ongoing filings for the Offering.

Financing

Sharestates was formed in September 2014 as a wholly owned subsidiary of Sharestates, LLC, and has had minimal operations since that time. The investment platform owned by Sharestates, LLC (www.Sharestates.com), an affiliated entity, went live on the internet in March 2014, and subsequently, Sharestates and its affiliated entities have been steadily expanding its operations to meet user demand.

To date, Sharestates has incurred business losses and anticipates such losses will continue for the foreseeable future. Sharestates, and its affiliated entities, are currently financed by proceeds from debt.

In the future, we may need to raise additional capital through the issuance of additional membership interest. If we issue additional membership interests, our then-existing members may face substantial dilution. In addition to diluting our then-existing members, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and development of the Company.

Currently, we do not have any commitments for any financing, for the sale of membership interests, or any other method of financing, and we can provide no assurance to Investors that we will be able to obtain any financing when required on commercially reasonable terms or at all. The only cash immediately available to us will be the proceeds of this Offering and current loan from our Parent Company.

In the event that Sharestates is unable to generate profits and cannot obtain adequate financing, Sharestates' operations and activities may be adversely affected. Any deterioration of the financial condition of Sharestates may present significant challenges to the Investors in terms of recouping their respective investments and returns in the Notes.

Quantitative and Qualitative Disclosures about Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk which we expect to be exposed to in the future is interest rate risk. We may be exposed to interest rate changes primarily as a result of any debt we may incur. We expect that some of our future debt may have variable interest rates. We may use interest rate caps to manage our interest rate risk relating to our variable rate debt.

Properties

Sharestates' headquarters are located at 11 Middle Neck Road Suite 400A, Great Neck, New York 11021.

LEGAL PROCEEDINGS

We are currently **NOT** a party to any legal proceedings.

EXECUTIVE COMPENSATION

Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen control our Parent Company and any compensation paid to them for providing services will be paid by the Parent Company out of any compensation paid to the Parent Company.

EMPLOYMENT AGREEMENTS

We have no employment agreements with any of our Manager's managers or with any key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Currently, the Company's Class A Member owns 100% of the issued and outstanding membership interests of the Company as there are no issued and outstanding Class B membership interests.

The following table sets forth certain information regarding beneficial ownership 10% or more of all equity securities of the Company as of September 31, 2014 and after this Offering if the Maximum Offering is sold:

Member	Class of Member Interest	Average Price Per Member Interest or Unit	% of Class of Member Interest Before Offering	% of All Member Interest Before Offering	Number of Units Before Offering	% of Class of Member Interest After Offering	Number of Units After Offering	% of All Member Interests After Offering
Sharestates LLC	A[1]	N/A	100%	100%	10,000	100%	10,000	100%[2]

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Managers, Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen, have other relationships that may create disincentives to act in the best interest of the Company and its Investors. The Managing Company has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

Per its terms, the Notes and/or this Offering Circular are not intended to, and do not create or impose any fiduciary duty on any of the Members or their respective affiliates. Further, under the Subscription Agreement, Investors waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such a waiver, may be implied in law.

The Company has not formally adopted any conflicts of interest policy. However, in engaging its affiliates, such as Atlantis National Services, any fees paid must be at the prevailing market rates. Prevailing market rates are determined by Management based on industry standard and expectations of what Management would be able to negotiate with a third party on an arm's length basis. See the section entitled "Risk Factors – Risks Related to Certain Conflicts of Interest" for a further discussion of potential conflicts of interest between the Company, the Parent Company, and their affiliates.

Relationship of the Managers of Our Manager

[1] Securities with voting rights.
[2] Subject to potential dilution if additional equity interests are issued.

Sharestates LLC is the Parent Company of the Company. The Parent Company manages certain responsibilities pertaining to www.Sharestates.com (the "Website") as well as the distributions of allocations made by the Company. The Parent Company is also the sole Owner of the Class A Membership Notes and sole owner of the Company and therefore effectively the Manager of the Company.

The managers of Sharestates LLC are Radni Davoodi, Raymond Davoodi, Allen Shayanfekr, and Wayne Geffen. Each of Rani Davoodi, Raymond Davoodi, and Allen Shayanfekr is the beneficial owner of thirty percent (30.00%) of Sharestates LLC and Wayne Geffen the beneficial owner of ten percent (10%) of Sharestates LLC. As a result, Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen have the exclusive right to run the day-to-day affairs of the Company and Parent Company and to act as agent for and on behalf of the respective companies. The Parent Company receives fees from the Company for services provided as described in this Offering Circular.

Radni Davoodi and Raymond Davoodi also each own 50% of Atlantis National Services, Inc. ("Atlantis"). The Company will engage Atlantis for closing, title, and escrow related services related to the project investments.

The business is highly dependent on the services of Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use the Website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by the Parent Company, Sharestates LLC. In exchange for providing the portal, information management tools and ongoing distribution management, Sharestates LLC or its assigns who shall also be an affiliate of the Company, shall not receive an fee or commission.

Parent Company as Member

Our Parent Company, Sharestates LLC, own 100% of the Company's Class A Membership Notes. The Parent Company, as the sole holder of Class A Notes, also possesses sole voting and management power over the Company.

The Managing Company and/or one or more of its affiliates, including Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen may participate in the Offering on the same terms as other Investors.

Lack of Separate Representation

The Company, Sharestates Investments II LLC, and the Parent Company, Sharestates LLC, are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Parent Company and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent the Investors, and no other counsel or professionals have been retained to represent the interests of the Investors.

PLAN OF DISTRIBUTION

The Notes to be offered in connection with this Offering shall be offered by the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this Offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The website is owned and operated by Sharestates LLC, the Parent Company of the Company. In exchange for providing the portal and information management tool, Sharestates LLC or its assigns shall not receive any fee or commission.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Notes, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire, and Form W-9 information to the Company and wire funds or otherwise pay for the Notes for its subscription amount in accordance with the instructions included in the Subscription Package attached as Exhibit 4.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Notes, these materials will not give a complete understanding of this Offering, the Company or the Notes and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Notes.

State Qualification and Suitability Standard

This Offering Circular does not constitute an offer to sell or solicitation of an offer to purchase any Notes in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Notes involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Notes have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in New York regulatory bodies and such other state regulatory bodies as we may determine from time to time. We may also offer or sell Notes in other states in reliance of exemptions from registration requirements of the laws of those states.

The investing section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific investor suitability standards.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Notes will be recorded and maintained on the Company's membership register.

Limitations on Transferability

The Company's Operating Agreement restricts the transferability of the membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Parent Company or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom the membership interest are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights.

No Escrow

The proceeds of this Offering will not be escrowed.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Notes, these materials will not give a complete understanding of this Offering, the Company or the Notes and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Notes.

RESTRICTIONS ON TRANSFERS

The Notes are not being registered under the Securities Act of 1933. The Notes may not be sold or transferred unless approval is first obtained from Sharestates. The Notes will not be listed on any securities exchange, nor does Sharestates have plans to establish any kind of trading platform to assist investors who wish to sell their Notes. There is no public market for the Notes, and none is expected to develop. Accordingly, Investors may be required to hold Notes to maturity.

As a condition to this offering, various restrictions have been placed upon the ability of Investors to resell or otherwise dispose of any Notes purchased hereunder, including without limitation the following:

1. No Investor may resell or otherwise transfer any Notes except to a person or entity that meets the eligibility standards described herein.

2. Prior to reselling or transferring any Notes to any person or entity in a manner that otherwise complies with the restrictions noted herein, the Investor must offer the Notes to Sharestates (in writing) for purchase ("Right of First Refusal"). If Sharestates does not purchase the securities within thirty (30) calendar days from the date upon which it receives written notice of the Investor's offer, then the Investor may resell or transfer the securities to another person or entity, provided that the transfer or resale otherwise complies with the requirements and restrictions on transfer noted herein.

3. The Notes have not been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act" or the "Securities Act"), in reliance upon the exemptions provided for under Regulation A. Any such sale or transfer shall be subject to Sharestates' right of first refusal described in the preceding paragraph.

4. A transfer fee equal to Five Hundred dollars ($500) (the "Transfer Fee") shall be charged for every transfer request made by Investor to Sharestates for administrative and legal costs.

5. No sale or transfer shall be effective unless the buyer or transferee has executed and delivered to Sharestates all documents required by Sharestates for investing in the Notes and paid the Transfer Fee to Sharestates.

The Notes will be registered electronically with Sharestates and Sharestates does not anticipate issuing physical Notes or related instruments.

LEGAL MATTERS

All prospective Investors are encouraged to consult their own legal advisors for advice in connection with this Offering.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor do any experts have any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each Investor, upon request, copies of the following documents:

(i) Copies of all our material contracts; and

(ii) An opinion of counsel to the Company as to the legality of the Notes, indicating that they will when sold, be legally issued, fully paid and non-assessable.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 11 Middle Neck Rd Suite 400A, Great Neck, New York 11021. (212) 201-0750.

[Signature page to follow]

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau State of New York on September 19, 2014.

Sharestates Investments II, LLC

By: Its Manager, Sharestates, LLC

By: Allen Shayanfekr
Name: Allen Shayanfekr
Title: Chief Executive Officer

By:
Name: Ray Davoodi
Title: Principal of Sharestates, LLC

By:
Name: Radni Davoodi
Title: Chief Financial Officer

By:
Name: Wayne Geffen
Title: Principal of Sharestates, LLC

SHAREstates, LLC (A Development Stage Company) (Revised) (Unaudited)

****

Financial Report
August 31, 2014

CONTENTS

	Page
Accountant's Report	
Balance Sheet	1
Statement of Operations	2
Statement of Cash Flows	3
Notes to Financial Statements	4

SHARESTATES, LLC (A Development Stage Company)
Balance Sheet (Unaudited)
As of August 31, 2014

ASSETS

Current Assets:		
Cash in Bank	$ 262,319	
Loans Receivable	30,000	
Total Current Assets		$ 292,319
Intangible Assets:		
Website Design	9,724	
Total Intangible Assets		9,724
TOTAL ASSETS		$ 302,043

LIABILITIES AND NET WORTH

Current Liabilities:		
Loans Payable	$ 41,000	
Total Current Liabilities		$ 41,000
Long Term Liabilities:		
Loans Payable-Atlantis National Service	39,600	
Total Long term Liabilities		39,600
Net Worth:		
Capital	$ 221,443	
Total Net Worth		221,443
TOTAL LIABILITIES AND NET WORTH		$ 302,043

See Accountant's Report & Notes to Financial Statements

SHARESTATES, LLC (A Development Stage Company)
Statement of Operations (Unaudited)
For the Period Ended August 31, 2014

Revenue		$ 0
Operating Expenses:		
Advertising and Promotion	$ 9,368	
Bank Charges	198	
Dues and Subscriptions	2,331	
Fees (Filing)	6,007	
Meals and Entertainment	1,095	
Office Expense	73	
Postage & Delivery	345	
Professional Fees	4,600	
Stationery & Printing	170	
Supplies	2004	
Telephone	170	
Travel	795	
Total Operating Expenses		27,156
Net Loss		$ (27,156)

See Accountant's Report & Notes to Financial Statements

SHARESTATES, LLC (A Development Stage Company)
Statement of Cash Flow (Unaudited)
August 31, 2014

Cash Flows from Operating Activities:	
Net Loss	$ (27,157)
Adjustments to reconcile net income to Net Cash (used in) operating activities:	
(Increase) decrease in intangible assets	(9,724)
Net Cash (used in) operating activities	$ (9,724)
Financing Activities:	
Increase (decrease) in Loans Payable	$ 80,600
Increase (decrease) in Loans Receivable	(30,000)
Increase (decrease) in Equity	248,600
Net Cash From/(used by) financing activities	$ 299,200
Net Increase In Cash	$ 262,319
Cash-August 9, 2013	$ -0-
Cash-August 31, 2014	$ 262,319

See Accountant's Report & Notes to Financial Statements

SHARESTATES, LLC (A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Unaudited)
August 31, 2014

NOTE 1. ORGANIZATION

Sharestates, LLC, a Delaware limited liability company (the Company) was formed on August 9, 2013. The purpose of the Company is to be engaged in any lawful activity as is permitted under the Act. Notwithstanding the foregoing, absent a majority vote of the holders of one hundred percent (100%) of the membership interests of the Company and pursuant to the terms and conditions set forth in this Agreement, the Company shall restrict its business to the following: Creating, operating and marketing the idea of a web domain and intellectual property of www.Sharestates.com. Furthermore, the Company may acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of certain real estate by any means.

On August 9, 2013, Atlantis National Services (an affiliate), loaned $25,000 to Sharestates, LLC. The loan and has been increased to 39,600 as of August 31, 2014.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (the Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of Sharestates, LLC, were prepared using the accrual basis of accounting. This basis of accounting recognizes revenue when earned and expenses when incurred, which conforms to accounting principles generally accepted in the United States of America.

Income Taxes

The Company as elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Development Stage Company

The Company's primary activities since inception have been organizing and staffing the Company, business planning, as well as raising capital. Accordingly, the Company is considered to be in the "development stage" and has prepared the accompanying consolidated financial statements in accordance with the provisions of the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) No. 915, *Accounting for Development Stage Entities*.

Lipton & Associates LLP
CERTIFIED PUBLIC ACCOUNTANTS

Bernard Lipton, CPA
Alan M. Lipton, CPA

760 Jericho Turnpike
Westbury, NY 11590
(516) 997-4110

August 31, 2014

To Whom It May Concern:

We have reviewed the accompanying balance sheet of Sharestates, LLC, a development stage company, as of August 31, 2014, and the related statements of revenue and expenses, members' equity, and cash flows for the period of August 9, 2013 (inception) through August 31, 2014. A review includes primarily applying analytical procedures to the management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issues by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review of the financial statements, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

We agree to the inclusion in this offering circular of our report dated August 31, 2014, on our review of the financial statements of Sharestates, LLC as of August 31, 2014.

LIPTON & ASSOCIATES LLP

August 31, 2014

SHARESTATES INVESTMENTS II, LLC (A Development Stage Company)
(Revised) (Unaudited)

****

Financial Report
September 19, 2014

CONTENTS

	Page
Accountant's Report	
Balance Sheet	1
Statement of Operations	2
Statement of Cash Flows	3
Notes to Financial Statements	4

SHARESTATES INVESTMENTS II, LLC (A Development Stage Company)
Balance Sheet (Unaudited)
As of September 19, 2014

ASSETS

Current Assets:		
Cash in Bank	$ (150)	
Prepaid Expense	150	
Total Current Assets		$ 0
Intangible Assets:		
Syndication Costs	10,000	
Total Intangible Assets		10,000
TOTAL ASSETS		$ 10,000

LIABILITIES AND NET WORTH

Current Liabilities:		
Syndication Cost Payable	$ 10,000	
Total Current Liabilities		$ 10,000
Long Term Liabilities:		
Loans Payable-Class A Member	150	
Total Long term Liabilities		150
Net Worth:		
Capital	(150)	
Total Net Worth		(150)
TOTAL LIABILITIES AND NET WORTH		$ 10,000

See Accountant's Report & Notes to Financial Statements

SHARESTATES INVESTMENTS II, LLC (A Development Stage Company)
Statement of Operations (Unaudited)
For the Period Ended September 19, 2014

Revenue		$ 0
Operating Expenses:		
Organization Costs	150	
Total Operating Expenses		150
Net Loss		$ (150)

See Accountant's Report & Notes to Financial Statements

SHARESTATES INVESTMENTS II, LLC (A Development Stage Company)
Statement of Cash Flow (Unaudited)
September 19, 2014

Cash Flows from Operating Activities:	
Net Loss	$ (150)
Adjustments to reconcile net income to Net Cash (used in) operating activities:	
(Increase) decrease in prepaid expenses	(150)
Net Cash (used in) operating activities	$ (150)
Financing Activities:	
Increase (decrease) in Loans Payable	$ 150
Net Cash From/(used by) financing activities	$ 150
Net Increase In Cash	$ (150)
Cash-November 26, 2013	$ 0
Cash-January 31, 2014	$ (150)

See Accountant's Report & Notes to Financial Statements

SHARESTATE INVESTMENTS II, LLC (A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Unaudited)
September 19, 2014

NOTE 1. ORGANIZATION

Sharestates Investments II, LLC, a Delaware limited liability company (the Company) was formed on September 16, 2014. The sole purpose of the company is to issue Borrower Payment Dependent Notes and to place the proceeds of those notes into corresponding project investments.

On September 16, 2014, Sharestates (the Parent Company), the sole member of the Company loaned $150.00 and contributed its know-how, connections, and resources to acquire 100% of the ownership interests (voting). The Company has obtained no other capital.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (the Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of Sharestates Investments II, LLC, were prepared using the accrual basis of accounting. This basis of accounting recognizes revenue when earned and expenses when incurred, which conforms to accounting principles generally accepted in the United States of America.

Deferred Syndication Costs

The Costs incurred pursuant to raising additional capital through a Regulation A offering under the Securities Act of 1933 have been deferred.

Income Taxes

The Company as elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to

Lipton & Associates LLP
CERTIFIED PUBLIC ACCOUNTANTS

Bernard Lipton, CPA
Alan M. Lipton, CPA

760 Jericho Turnpike
Westbury, NY 11590
(516) 997-4110

September 19, 2014

To Whom It May Concern:

We have reviewed the accompanying balance sheet of Sharestates Investments II, LLC, a development stage company, as of September 19, 2014, and the related statements of revenue and expenses, members' equity, and cash flows for the period of September 16, 2014 (inception) through September 19, 2014. A review includes primarily applying analytical procedures to the management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issues by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review of the financial statements, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

We agree to the inclusion in this offering circular of our report dated September 19, 2014, on our review of the financial statements of Sharestates Investments II, LLC as of September 19, 2014.

LIPTON & ASSOCIATES LLP

September 19, 2014

PART III — EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description	Page
2	Certificate of Formation	2
3	Operating Agreement	3
4	Subscription Agreement	31
11	Attorney Opinion Letter – Law Offices of Stephen Seigel	55
15	Sample Series Note Listing	56

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

First: The name of the limited liability company is Sharestates Investments II, LLC

Second: The address of its registered office in the State of Delaware is 1521 Concord Pike #303 in the City of Wilmington. Zip code 19803. The name of its Registered agent at such address is A Registered Agent INC.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is ________.")

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 16 day of September, 2014.

By: [signature]
Authorized Person (s)

Name: Allen Shayanfekr

OPERATING AGREEMENT

OF

SHARESTATES INVESTMENTS II, LLC

A Delaware Limited Liability Company

September 19, 2014

PROSPECTIVES INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY, THE PARENT COMPANY, OR THE MANAGING COMPANY OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONCULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREMNT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN THE NOTES CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMNT IN THE COMPANY.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT.

OPERATING AGREEMENT

OF

SHARESTATES INVESTMENTS II, LLC

This Operating Agreement (this "Agreement") is entered into as of September 19, 2014 (the "Effective Date"). and is executed by the Class A Member (defined below) and is intended to be binding upon all person(s) designated as members of the Company on the books and records of the Company, as amended from time to time (collectively, the "Members"). Capitalized terms are defined in Section I of this Agreement, or where such terms appear herein, or both.

Explanatory Statement

A. Sharestates Investments II, LLC, a Delaware limited liability company (the "Company") was formed on September 16, 2014, pursuant to the Certificate of Formation filed with the Secretary of State of the State of Delaware.

B. The Members now wish to adopt this Agreement to set forth the terms and conditions by which the Company will be governed.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1

Defined Terms

The following capitalized terms shall have the meanings specified in this Section 1: Other terms are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

1.01. "<u>Act</u>" means the Delaware Limited Liability Company Act and any successor statute as amended from time to time.

1.02. "<u>Adjusted Capital Account Deficit</u>" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect adjustments:

- (i) The deficit shall be decreased by the amounts which the Member is obligated to restore pursuant to Section 4.4.2 or is deemed obligated to restore pursuant to Regulation Section 1.704-1(b)(2)(ii)(c); and
- (ii) The deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

1.03. "Adjusted Capital Balance" means, as of any day, a Member's total Capital Contributions less all amounts actually distributed to the Member pursuant to Section 4.1(c) below. If any Membership Unit is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Adjusted Capital Account Balance of the transferor to the extent the Adjusted Capital Balance relates to the Membership Unit transferred.

1.04. "Affiliate" means, with respect to any Person, any Person: (i) which owns more than twenty percent (20%) of the voting interests in the Company; or (ii) in which the Person owns more than twenty percent (20%) of the voting interests; or (iii) in which more than twenty percent (20%) of the voting interests are owned by a person who has a relationship with the person described in clause (i) or (ii) above.

1.05. "Agreement" is defined in the preamble.

1.06. "Approved Transfer of the Company" is defined in Section 6.5.

1.07. "Capital Account" means the account maintained by the Company for each Member in accordance with the following provisions:

(i) A Member's Capital Account shall be credited with the member's Capital Contributions, the amount of any Company liabilities assumed by the Member (or which are secured by the Company property distributed to the Member), the Member's distributive share of Profit and any item in the nature of income or gain specially allocated to such Members pursuant to the provisions of Section 4 (other than Section 4.3.3); and

(ii) A Member's Capital Account shall be debited with the amount of money and fair market value of any Company property distributed to the Member, the amount of any liabilities of the Member assumed by the Company (or which are secured by property contributed by the Member to the Company), the Member's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Member pursuant to the provisions of Section 4 (other than Section 4.3.3).

If any Membership Unit is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Membership Unit. If the book value of the Company property is adjusted pursuant to Section 4.3.3, the Capital Account of each Member shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company has recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Account of all Members shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b) and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation

1.08. "Capital Contributions" means the total amount of cash and the fair market value of any other assets contributed to the Company by a Member, net of liabilities assumed or to which the assets are subject.

1.09. "Cash Flow" means all cash funds derived from operations of the Company (including interest received on reserves), but less cash funds used to pay current operating expenses (including fees paid to the Parent and Managing Company pursuant to Section 5.5.1) and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Managing Company; and in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

1.10. "Certificate of Formation" means the Certificate of Formation of the Company which has been filed with the Secretary of the State of Delaware, as amended from time to time.

1.11."Class A Interest" refers to the membership interest of the Class A Member in the Company, including the Percentage Interest, Financial Rights, and Membership Rights applicable thereto.

1.12. "Class A Member" means the Person identified as such on the books and records of the Company, and any assignee or transferee of such Person permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class A Member pursuant to the terms hereof.

1.13. "Class A Membership Units" refers to the units of interest in the Company held by the Class A Members, equal to a 100% Percentage Interest as diluted by the sale of Class B Membership Units.

1.14."Class B Interest" refers to the membership interest of the Class B Members in the Company, including the Percentage Interest, Financial Rights, and Membership Rights applicable thereto.

1.15. "Class B Members" means the Persons identified as such on the books and records of the Company, and any assignee or transferee of such Persons permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class B Member pursuant to the terms hereof.

1.16. "Class B Membership Units" refers to the units of interest in the Company held by the Class B Members.

1.17. "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

1.18. "Company" is defined in the preamble.

1.19. "Financial Rights" means a Person's rights to share in Profits and Losses of, and distributions from, the Company.

1.20. "Governance Rights" means all of a Person's rights as a Member of the Company other than Financial Rights and the right to assign Financial Rights.

1.21. "Manager" means each Person who is listed as a manager of the Company, and/or its affiliates, in this Agreement, or who becomes a substituted manager of the Company as herein provided and who is listed as a manager in the books and records of the Company.

1.22. "Member(s)" means each Person who is entering into this Agreement and is listed as a Member on the books and records of the Company, including the Class A Members and Class B Members, and any Person who subsequently is admitted as a Member of the Company.

1.23. "Membership Rights" means all of the rights of a Member in the Company, namely, a Member's Financial Rights and Governance Rights, including a Member's: (i) Membership Unit; (ii) right to inspect the Company's books and records; and (iii) unless otherwise limited by this Agreement, right to participate in the management of and vote on matters coming before the Company.

1.24. "Membership Units" means, collectively, the Class A Membership Units and the Class B Membership Units.

1.25. "Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Member in a manner consistent with the Regulations under Code Section 704(b)

1.26. "Negative Capital Account" means a Capital Account with a balance of less than zero.

1.27. "Percentage Interest" means, as to a Member, the percentage set forth after the Member's name on the books and records of the Company, as amended from time to time and as adjusted from time to time in accordance with Section 6 and in accordance with the acceptance by the Company of any Subscription Agreement, representing each Member's share of the Profits and Losses of, and the right to receive distributions from, the Company.

1.28. "Person" means a natural person (age 18 or older), partnership (whether general or limited and whether domestic or foreign), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual in its own or any representative capacity.

1.29. "Positive Capital Account" means a Capital account with a balance greater ta zero.

1.30. "Profit" and "Loss" means, for each taxable year of the Company (or other period for which Profit and Loss must be computed) the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(i) all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-l(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal tax purposes;

(v) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.3 hereof shall not be taken into account in computing Profit or Loss.

1.31. "Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

1.32."Repurchase Notice" is defined in Section 6.6.2.

1.33."Repurchase Price" is defined in Section 6.7.1.

1.34."Repurchase Right" is defined in Section 6.6.1.

1.35. "State" means the State of Delaware.

1.36. "Subscription Agreement" means any agreement between the Company and an Investor, by which such Investor subscribes for the Notes.

1.37. "Transfer" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment or other transfer, and, when used as a verb, means voluntarily to sell, hypothecate, pledge, assign, or otherwise transfer.

Section 2

Organization

2.1. Formation. The Members hereto hereby authorize and ratify the formation of the Company as a limited liability company pursuant to the Act and have caused Certificate of Formation to be prepared, executed and filed with the State on or about September 16, 2014.

2.2. Name of the Company. The name of the Company is "Sharestates Investments II, LLC."

2.3. Purpose and Powers of the Company.

2.3.1. The purpose of the Company is facilitate the financing of corresponding project investments through syndication of investor funds and to engage in any lawful activity as is permitted under the Act.

2.3.2. The Company shall have and may exercise all powers necessary or convenient to effect any or all of the purposes for which the Company is formed, including the power to acquire an estate or interest in property in its name.

2.4. Term. The term of the Company began upon acceptance of the Certificate of Formation by the State and shall be perpetual; unless its existence is terminate sooner pursuant to Section VII of this Agreement.

2.5. Registered Office and Registered Agent. The name and address of the Company's resident agent in the State is A Registered Agent, Inc. The principal business office of the Registered Agent is located at 1521 Concord Pike STE 303, Wilmington Delaware 19803. The principal business office of the Company is 11 Middle Neck Road Suite 400A, Great Neck, New York 11021.

2.6. Members. The name, class, number of units, and Percentage of each Member are set forth on the books and records of the Company, as amended from time to time.

Section 3
Members; Capital; Capital Accounts; Guarantees

3.1. Capital Contributions.

3.1.1. Initial Capital Contributions. Upon the execution of this Agreement, the Members shall contribute to the Company cash in the amounts respectively set forth on the books and records of the Company.

3.2. Additional Funds.

3.2.1. No Additional Capital Contributions Required. Except as set forth in section 3.2.2 below, no Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company.

3.2.2. Procuring Additional Funds. In the event the Company needs additional funds, the Parent Company shall first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties on such terms and conditions and with such security as the Parent Company may deem appropriate. In the event that all required additional capital is not obtained by the Company as aforesaid, it may then accept loans from any willing Members. Such capital shall be deemed a loan from the contributing Member(s) and bear interest at fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing Member(s) from available distributions of Cash Flow. The foregoing provisions of this Section are not intended to be for the benefit of any creditor or other person (other than a Member in his capacity as Member) to whom an debts, liabilities, or obligations are owed by (or who otherwise have any claim against) the Company or any of the Members, and no such creditor or other person shall obtain any right under any such foregoing provision or shall by reason of any such foregoing provision make any claim in respect of any debt, liability, or obligation against the Company or any of the Members. Further, in the event the Parent Company is unable to borrow such funds in the Company's name by either method above, the Parent Company's owners (Allen Shayanfekr, Raymond Davoodi Wayne Geffen & Radni Davoodi) may execute a personal guarantee in order to obtain the aforesaid loan in the Company's name. In return for granting such personal guarantee, the obtained loan will be treated as a loan in accordance with the terms above, with the difference in interest being granted to such Member(s) as consideration for execution of the personal guarantee. Lastly, in the event that all required additional capital is not obtained by the Company pursuant to the foregoing provisions, and in the event the lack of funds threatens viability of the Company, the Parent Company agrees that it will promptly commence to market the Property for sale.

3.3. Interest on Capital Contributions. No interest shall be paid on Capital Contributions.

3.4. Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to receive any return of any Capital Contribution. Upon the complete sale of the Property, all Members shall have the right to receive a return

3.5. Form of Distribution. If a Member is entitled to receive a distribution, the Company may distribute cash, notes, property or any combination thereof to the Member.

3.6. Capital Accounts. A separate Capital Account shall be maintained for each Member.

3.7. Loans. Any Member may, at any time, make or cause a loan to be made to the Company in any amount which the Company and the Member agree on. Any such loan shall bear interest at the rate as described in Section 3.2.2.

Section 4

Profit, Loss and Distributions

4.1. Cash Flow. From time to time, and at the sole discretion of the Managing Company, Cash Flow shall be distributed and applied by the Company in the following order of priority:

(a) To the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Member; then

(b) To the payment, on a pro-rata and pari passu basis, of any outstanding principal amount of any loan made by any Member; then

(c) To the Members in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been paid in full; and finally

(d) To the Members on a pari passu basis in proportion to their Percentage Interest.

4.2. Allocation of Profit or Loss. After giving effect to the allocations and/or adjustments required by Section 4.3 hereof, Profits and Losses for any fiscal year shall be allocated as follows:

(a) Profits shall be allocated: (i) first, to each Member which has previously been allocated Losses pursuant to Section 4.2(b), below, which have not been fully offset by allocations of Profits pursuant to this Section 4.2(a)(i) ("Unrecovered Losses") until the cumulative amount of Profits allocated to each such Member pursuant to this Section 4.2(a)(i) is equal to the cumulative amount of Losses which have been allocated to such Member pursuant to Section 4.2(b), below, it being understood that Profits allocated pursuant to this subsection (i) shall be allocated to the Members in proportion to their respective Unrecovered Losses; (ii) second, to the Members proportionate with the cumulative amount distributed to such Member pursuant to Section 4.1(c), above, and (iii) third, to the Members in accordance with Section 4.1(d) above.

(b) Losses shall be allocated to the Members (i) first, in accordance with their positive Capital Account balances, on a pro-rata basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their Percentages.

(c) Notwithstanding Section 4.2(b) hereof and after application of Treasury Regulation Section 1.704-1(b)(2)(ii)(d), until the terms of the following sentence are satisfied, no such Loses shall be allocated to a Member which would cause such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. Any Losses not allocated to a Member due to the foregoing limitation instead shall be allocated to the Members with positive Capital Account balances in proportion to such Capital Account balances until all such Capital Account balances have been reduced to zero.

4.3. Regulatory Allocations:

4.3.1. Qualified Income Offset. No Member shall be allocated Losses or deductions if the allocation causes a Member to have an Adjusted Capital Account Deficit. If a Member receives (i) an allocation of Loss or deduction (or item thereof) or (ii) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro-rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member before any other allocation is made of Company items for that taxable year, in the amount and in the proportions required to eliminate the excess as quickly as possible. This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.3.2. Minimum Gain Chargeback. Except as set forth in Regulation Section 1.704-2(f)(2), (3) and (4), if, during any taxable year, there is a net decrease in the Minimum Gain, each Member, prior to any other allocation pursuant to this Section 4, shall be specially allocated items of gross income and gain for such taxable year (and , if necessary, subsequent taxable years) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.3.2 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a pro-rata portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.3.2 shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

4.3.3. Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-1(b)(2)(iv)(d)(3), income gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members to as to take account for any variation between the adjusted basis of the property to the Company for federal tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gin, loss and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder.

4.4. Liquidation and Dissolution.

4.4.1. If the Company is liquidated, the assets of the Company shall be distributed to the Members in accordance with the terms of Section 4.1 (subject to the effect of Section 4.2 above).

4.4.2. No Member shall be obligated to restore a Negative Capital Account.

4.5. General.

4.5.1. Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Parent Company.

4.5.2. If any asses of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their then current book value (as reflected on the books and records of the Company), and any Member entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled.

4.5.3. All Profits and Losses shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer during the taxable year, the Profit or Loss shall be allocated between the original Member and the successor on the basis of the number of days each was a Member during the taxable year, provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss or proceeds attributable to any extraordinary nonrecurring items of the Company.

4.5.4. The Members are hereby authorized to amend this Section 4 to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

Section 5

Management: Rights, Powers and Duties

5.1. Management.

5.1.1. Management. Except as otherwise provided herein, all powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) Manager (who may, but need not, be a Member), who shall be selected by the Class A Member. The Class A Member hereby appoints the Class A Member, Sharestates, LLC, as the initial Manager of the Company. The Members agree that the Manager shall have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. Every reference in this Agreement to the Manager shall mean and refer to any Person appointed Manager hereunder. Without limiting the generality of the authority granted to the Manager hereunder, the Manager shall be, and hereby is, fully authorized to take any or all of the following actions without the consent of any Member:

(i) To borrow money for the Company from any Person;

(ii) To create liens or encumbrances on all or any part of the Company's assets in order to secure loans or advances to the Company or any Person in which the Company has a direct or indirect interest, or any obligation of the Company or any Person in which the Company has a direct or indirect interest, or for any other Company purpose;

(iii) To execute and deliver for the Company agreements and other instruments (including, without limitation, instruments creating liens and/or encumbrances on Company assets for any purpose authorized by clause (ii)), in connection with loans or the Transfer of property to any Person;

(iv) To guarantee the obligations of any Person;

(v) To acquire, either directly or indirectly, real property and tangible and intangible personal property and to Transfer to any Person including any Member or Affiliate all, substantially all, or any part of the property of the Company or any Person in which the Company has a direct or indirect interest;

(vi) To collect all income of the Company and to satisfy all obligations of the Company, including without limitation expenses of the Manager and indemnification obligations arising under this Agreement;

(vii) To prepare and file all tax returns for the Company (but without any obligation hereunder to prepare or file the tax returns or other reports of the Members);

(viii) To make all tax elections for the Company, including, without limitation, elections under Section 83 of the Code or any special basis adjustments under Section 754 of the Code (provided that the Member requesting any Section 754 election must agree to reimburse the Company for any costs incurred by the Company in making the election or in maintaining or preparing any additional records or reports in connection with the Section 754 election);

(ix) To prosecute, defend and settle legal, arbitration or administrative proceedings on behalf of or against the Company or, to the extent relating to the Company, any of its Members;

(x) To manage, maintain and operate the assets of the Company including, without limitation, entering into or modifying any management agreement with any Person for the management of any of the Company's properties;

(xi) To enter into leases, licenses and/or other agreements of every kind and nature in relation to the operation of the Property, and, in connection therewith, to execute and deliver lease agreements, license agreement, work agreements, assignments and other legal documentation of whatever type of nature;

(xii) To sell, pledge, hypothecate or otherwise Transfer all or any portion of the Property, and, in connection therewith, to execute and deliver deeds, assignments and other conveyancing or transfer documentation of whatever type of nature;

(xiii) To employ one or more Persons (including without limitation any Member or any Member, shareholder, officer, director, agent or advisor of any Member or Affiliate) in connection with the business of the Company;

(xiv) To establish arrangements for the deposit of monies received on behalf of the Company in accordance with Section 4.11 and to disburse all funds on deposit on behalf of the Company in amounts and at times as required in connection with the business of the Company;

(xv) To procure and maintain insurance against risks and in amounts determined to be appropriate by the Manager, including without limitation errors and omissions or other insurance under which any Member and its Members, shareholders, officers, directors, agents and Affiliates are beneficiaries;

(xvi) To do or cause to be done any action referred to in this Agreement through any Person, including, without limitation, any subsidiary, designated by the Manager;

(xvii) To approve any sale, transfer, pledge or hypothecation of all or part of any Member's Member Interests in the Company, except for specific Transfers permitted under the express terms of this Agreement without such approval; and

(xviii) To do or cause to be done any other act which the Managing Member considers to be appropriate to carry out any of its powers or in furtherance of the purposes or character of the Company. Notwithstanding any provision of this Agreement to the contrary, the signed statement of the Manager reciting the authority of the Manager for any action, as to any third Person, will be conclusive evidence of the authority of the Manager to take that action. Although the same shall not be required in order to establish the Manager's authority to take actions and bind the Company as provided for herein, each Member will promptly execute instruments determined by the Manager to be necessary or appropriate to evidence the authority of the Manager to consummate any transaction permitted by this Agreement

5.1.2. The Class A Member (the Parent Company), Sharestates LLC, retains control over the intellectual property of www.sharestates.com (the "Website") and retains control over effectuating distributions through the website portal as they are so allocated by the Manager. Furthermore, the Parent Company retains in its sole discretion, the option of either developing or licensing a trading platform (the "Trading Platform") for the Notes being offered in this Company. If the Parent Company elects to develop the Trading Platform, it will do so in accordance with Broker-Dealer licensing and Regulation ATS.

5.1.3. A Manager may be removed from office, and a new Manager may be elected or appointed, solely by the Class A Member.

5.2. Voting by Members.

5.2.1. The Class B Members shall not have voting rights or Governance Rights under this Agreement. As respects the Members, all voting rights and Governance Rights of the Members shall be held solely by the Class A Members. Whenever this Agreement or the Act calls for or requires a vote of the Members of the Company, such vote shall in all cases mean and refer to the vote of the Class A Member.

5.2.2. In lieu of holding a meeting, the Class A Member may vote or otherwise take action by written instrument indicating the consent of Class A Member. Copies of this written instrument shall be kept with the Company books and records.

5.2.3. If the Manager determines that it is in the interest of the Company to establish and issue Class C Membership Units, the Manager shall have the right to do so, and nothing herein set forth shall be construed to limit the Manager's right to provide (or not to provide) approval rights, voting rights and/or Governance Rights as part of any Class C Membership Units that are different from, more extensive than, or less extensive than, the approval rights, voting rights and/or Governance Rights, if any, applicable to the Class B Membership Units. Without limiting the foregoing, amendments to the applicable provisions of this Agreement in order to establish or provide for such rights, and/or any other Membership Rights applicable to the Class C Membership Units, shall be permitted without requirement that any then applicable Investor Members consent to or execute the effectuating amendment (and the power of attorney granted pursuant to Section 5.6.1(i), below, shall be deemed to apply to any such amendment).

5.3. Personal Services. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Manager, no Member shall be entitled to compensation for services performed for the Company. Upon substantiation of the amount and purpose thereof, however, the Members shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company.

5.4. Duties of Parties.

5.4.1. Each Member shall devote such time to the business and affairs of the Company as is necessary to carry out the Member's duties set forth in this Agreement.

5.4.2. Except as otherwise expressly provided in Section 5.4.3, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (or the rights of the Members' respective Affiliates) to maintain, expand or diversify such other interest and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.4.3. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates. In any of those cases, those dealings and undertaking shall be at arm's length and on commercially reasonable terms.

5.5. Affiliate Services.

5.5.1. The Manager will be entitled to receive fees from the Company, as expenses of the Company, in connection with the performance of its management obligations hereunder.

5.5.2. The Company has engaged Sharestates LLC, the Parent Company, as its (i) online platform for security offerings; (ii) coordinator and developer of the Offering as a whole including the production of the offering materials; and (iii) coordinator and platform for making any such distributions as allocated by the Manager. Sharestates LLC may receive commercially reasonable fees from the Company in connection with any such offerings.

5.5.3. The Company has engaged Atlantis National Services Inc. ("Atlantis") and Ameristract Title Insurance Company, affiliates of the Company, for title, closing, and escrow services related to the Property. Atlantis may receive fees at the prevailing market rate.

5.6. Liability and Indemnification.

5.6.1. No Member or Manager shall have any personal obligation for any debts, obligations or liabilities of the Company, whether such debts, obligations or liabilities arise in contract, tort or otherwise, solely by reason of being a member, manager, employee, or agent of the Company. A Member shall not be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the Members, except if the Member engaged in gross misconduct, fraud, or criminal activity.

5.6.2. The Company shall indemnify each Member to the fullest extent permitted by the Act for any act performed by the Member with respect to Company matters, except in the case of action or failure to act by a Member which constitutes gross misconduct, fraud, or criminal activity.

5.6.3. The Manager shall be required to discharge its duties under this Agreement in accordance only with its good faith, business judgment. The Manager makes no representation or warranty, and there is no guarantee, that the Company will be financially successful or that its securities will increase in value or maintain their value. Furthermore, there is no guaranteed distribution or rate of return and no guarantee as to the existence or amount of any earnings from the Company's investments or any proceeds that may be obtained on disposition thereof. The Manager shall not be liable to the Company or any Members for, and the Company and each Member hereby waive any and all claims that may arise from, any act or failure to act of the Manager if such act or failure to act is based upon the good faith business judgment of the Manager, except if the Manager engaged in fraud or gross negligence. It is the intent of the parties that this Section shall be binding to the maximum extent permitted by law.

5.7. Power of Attorney.

5.7.1. Each Member constitutes and appoints the Manager as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact"), and in the Members name, place and stead, to make, execute, sign, acknowledge, and file:

(i) All documents (including amendments to the Certificate of Formation and to this Agreement and the books and records of the Company) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement (provided that, except with respect to a modification to this Agreement required pursuant to Section 6.4 below, the same does not materially and adversely affect (1) the rights and obligations of the Members or (2) the economic terms of this Agreement);

(ii) Any and all other certificates or other instruments required to be filed by the Company under the laws of the State or of any other state or jurisdiction, including, without limitation, any certificate or other instrument necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State;

(iii) One or more fictitious or trade name certificates; and

(iv) All documents which may be required to dissolve and terminate the Company and to cancel its Certificate of Formation.

5.7.2. The foregoing power of attorney is irrevocable and is coupled with an interest, and, shall survive the death or disability of a Member to the extent permitted by applicable law. It also shall survive the transfer of a Membership Unit, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good-faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney-in-Fact taken in good-faith under this power of attorney.

5.8. Waiver of Fiduciary Duties. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members of their respective Affiliates. Further, the

Members hereby waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such a waiver, may be implied by law, and in doing so, recognize, acknowledge and agree that their duties and obligations to one another and to the Company are only as expressly set forth in this Agreement.

Section 6
Transfer of Membership Units and Withdrawals of Members

6.1. Transfers.

6.1.1. No Member may Transfer all, or any portion of, or any interest or rights in, the Membership Rights owned by the Member, and no Member may Transfer all, or any portion of, or any interest or rights in, any Membership Unit, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under Section 6.3 below, to a person or entity that is not a Member (collectively, "Transferees")

6.1.2. The Transfer of any Membership Right or Membership Unit to a Transferee will not be valid until the transferor and Transferee have executed and acknowledged such other instruments as the Manager may deem necessary or advisable to effect the admission of such Transferee as a Member in accordance with the provisions of applicable law, including without limitation, the written acceptance and adoption by such person of the provisions of this Agreement.

6.1.3. Any Transfer of any Membership Rights or Membership Units in violation of this Agreement shall be deemed invalid and void and of no force or effect.

6.1.4. Any person to whom Membership Rights are attempted to be transferred in violation of this Agreement shall not be entitled to receive distributions from the Company or have any other rights in or with respect to the Membership Rights.

6.1.5. In each attempt to transfer any Membership Rights or Membership Units, the Parent Company (Sharestates LLC) will have the "First Right of Refusal". That is, either the Parent Company or Managing Company can elect to purchase the Membership Rights or Membership Units at their fair market value, or any other agreed upon price, whichever is lower. To do so, they must exercise their Right of First Refusal within thirty (30) days of receipt of the proposed sale. If the Right of First Refusal is exercised and no agreement can be reached for a price then it is within the sole discretion of the Parent Company whether to pursue the Right of First Refusal any further. In the event that either the Parent Company chooses to pursue the Right of First Refusal, then such fair market value will be determined by an outside third party appraiser as chosen by the Manager. If the Member is unsatisfied with the outside third party appraiser valuation, the Member may elect to undertake his or her own appraisal of the Membership Units/Membership Rights at his or her own cost. However, the Parent Company will not be bound to accept such valuation and may elect to forgo the Right of First Refusal.

6.1.6. The provisions of Section 6.1.5 do not create any obligation on the part of the Parent Company to elect to enforce the Right of First Refusal. The option to elect this Right Of first Refusal is within the sole discretion of Parent Company.

6.1.7. Each Member hereby acknowledges the reasonableness of these prohibitions and terms in view of the purposes of the Company and the relationship of the Members.

6.2. Resignation. No Member shall have the right or power to resign from the Company without consent of the Manager.

6.3. Dissolution, Death or Disability. Upon the dissolution, death, or permanent total disability of a Member, (a) the Company shall not dissolve, and (b) the estate or legal representative of a deceased or disabled Member or his designated heir(s). or the successor of a dissolved Member, shall thereupon become a Member in accordance with Section 6.1.2 above. In the event of such dissolution, death, or disability of a Member, the successor Member(s), if any, in addition to the other Members of the Company, shall have the right to receive all dissolution proceeds otherwise distributable to the affected Member pursuant to Section 4.4 above and 7.1 below.

6.4. Dilution for New Members. Following the completion of the Offering of Class B Membership Units, if any, in the event the Manager elects to admit a new Person as a new Member in the Company, the Percentage Interest of all of the Class A Member and the Class B Members shall be diluted on a pro-rata basis in order to provide Percentage Interests to the new Member; provided that the Percentage Interest of the Class A Member shall never be diluted below one percent (5%). The Manager shall be permitted to solely determine the terms and conditions upon which to admit a Person as a new Member in the Company.

6.5. Drag Along Rights. In the event the Manager approves a Transfer by assignment of all of the Membership Units of the Company to a third Person, or by merger, consolidation and/or reorganization with such third Person (in lieu of a sale of all or substantially all of the assets of the Company), and in connection therewith it is determined by the Manager that the Transfer is fair from a financial point of view to the Members (an "Approved Transfer of the Company"), the Members shall consent to and raise no objections to the Approved Transfer of the Company and (i) if the Approved Transfer of the Company is structured as a sale of Membership Units, the Members shall agree to sell all of their Membership Units on the terms and conditions approved by the Manager, and (ii) if the Approved Transfer of the Company is structured as a merger, consolidation or other reorganization, the Members shall vote in favor thereof (to the extent they are entitled to vote) and shall not exercise any dissenters' rights of appraisal they may have under Virginia law. The Class B Members further acknowledge and agree that they do not have consent or approval rights over any sale of all or substantially all of the assets of the Company, including any Terminating Capital Transaction (and each Class B Member shall be deemed to have agreed not to exercise any dissenters' rights of appraisal they may have under Virginia law in relation thereto). Each Member shall use his/her/its best efforts to cooperate in the Approved Transfer of the Company and shall take any and all necessary and desirable actions in connection with the consummation of the Approved Transfer of the Company as are reasonably requested by the Manager, including, but not limited to, the provision of reasonable and customary representations and warranties; provided, however, that no Member shall be required to incur any out-of-pocket expenses in connection with such Approved Transfer of the Company which are not reimbursed by the Company; and provided further that no Member shall be required to make any representations and warranties in connection with any Approved Transfer other than representations and warranties as to (A) such Member's ownership of his/her/its Membership Unit(s) to be Transferred free and clear of all liens or other encumbrances and (B) such Member's power and authority to effect such Approved Transfer. The obligations of each Member with respect to the Approved Transfer of the Company are also subject to the satisfaction of the following conditions: (i) upon the consummation of the Approved Transfer of the Company, all of the Members shall receive the same form and amount of consideration for the Membership Unit(s) as all other holders of the same class of Membership Unit but taking into consideration the manner in which the Company distributes Cash Flow and assets as set forth in Sections 4.1 and 4.4 (i.e., the amount each Member would receive if all of the assets of the Company were sold by the Company for an amount equal to such Approved Transfer of the Company and the amount such Member would receive if the resulting net proceeds were distributed to all of the Members), and (ii) the price per Membership Unit shall be payable in cash or freely tradable securities.

6.6. <u>Company Repurchase Option</u>.

6.6.1. At any time, the Manager may, in its sole discretion, cause the Company to repurchase all, but not less than all, of the Class B Membership Units held by the Members (the "Repurchase Right") at the Repurchase Price determined pursuant to Section 6.7.

6.6.2. In the event that the Manager determines to cause the Company to exercise its Repurchase Right, the Company shall, within fifteen (15) business days of such determination, send written notice (the "Repurchase Notice") to the Members stating (i) that the Company is exercising its Repurchase Right, and (ii) the identity of the appraiser engaged by the Company to determine the Repurchase Price pursuant to Section 6.7.

6.6.3. The Repurchase Price shall be payable in four (4) equal, consecutive quarterly installments by the Company to the Members, with the first quarterly payment becoming due ninety (90) days following the date on which the Company sends the Repurchase Notice to the Members.

6.7. General Repurchase Price.

6.7.1. As to each Member, the "Repurchase Price" shall mean the "fair market value" of the Company multiplied by a fraction, the numerator of which shall be the Membership Units in the Company owned and to be sold by the Member, and the denominator of which shall be the total Membership Units in the Company issued and outstanding and owned by all of the Members, taking into consideration the manner in which the Company makes distributions pursuant to Section 4.4 (i.e., the amount each Member would receive if all of the assets of the Company were sold by the Company for an amount equal to the "fair market value" of the Company and the amount such Member would receive).

6.7.2. The Manager, in its sole discretion, shall appoint an appraiser to determine the "fair market value" of the Company, which shall be final and binding on all parties. Any appraiser appointed shall (i) have not less than ten (10) years' experience appraising companies owning property similar to the Property, (ii) be a recognized MAI appraisal company, consulting firm, investment banking firm, accounting firm, or bank, and (iii) have no prior professional relationship with the Company, the Manager, or their respective Affiliates. The fees and other costs of the appraiser shall be borne by the Company. The Company shall provide the appraiser with full access to financial and other data, all of which the appraiser shall hold in confidence to the extent reasonably requested by the Company.

6.7.3. All appraisals required by this Section 6.7 shall be prepared and submitted to the Members within seventy-five (75) days after the appraiser is engaged.

6.8. Personal Conduct Repurchase Option.

6.8.1. In the event that a Class B Member fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion, the Manager may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Class B Member.

6.8.2. In the event that the Manager determines to cause the Company to repurchase Membership Units pursuant to this Section 6.8, the Company shall, within fifteen (15) business days of such determination, send written notice to the appropriate Class B Member stating that the Company is exercising its right to repurchase the Class B Member's Membership Units pursuant to Section 6.8 of this Agreement.

6.8.3. As to any repurchase by the Company pursuant to this Section 6.8, the price paid to the Class B Member shall be equal to the book value of each Membership Unit. Any purchase price paid pursuant to this Section 6.8 shall be delivered to the appropriate Class B Member within 15 business days of receiving the notice specified in Section 6.8.2 above.

6.9. Litigation Repurchase Option.

6.9.1. In the event that a Class B Member brings any suit, legal action or proceeding involving any dispute against the Company, the Manager, in its sole discretion, may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Class B Member.

6.9.2. In the event that the Manager determines to cause the Company to repurchase Membership Units pursuant to this Section 6.9, the Company shall, within fifteen (15) business days of such determination, send written notice to the appropriate Class B Member stating that the Company is exercising its right to repurchase the Class B Member's Membership Units pursuant to Section 6.9 of this Agreement.

6.9.3. As to any repurchase by the Company pursuant to this Section 6.9, the price paid to the Class B Member shall be equal to the book value of each Membership Unit.] Any purchase price paid pursuant to this Section 6.9 shall be delivered to the appropriate Class B Member within 15 business days of receiving the notice specified in Section 6.9.2 above.

Section 7

Dissolution, Liquidation and Termination of the Company

7.1. Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

7.1.1. When the period fixed for its duration, if any, in Section 2.4 has expired; or

7.1.2. Upon the affirmative vote of the Class A Member; or

7.1.3. Upon any act causing dissolution and/or termination under the Act unless inconsistent with the provisions of this Agreement lawfully providing to the contrary, or upon the entry of a decree of judicial dissolution with respect to the Company; or

7.1.4. Upon the entry of a decree of judicial dissolution with respect to the Company.

7.2. Procedure for Winding Up and Distribution. If the Company is dissolved, the Manager shall wind up its affairs. On winding up the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Members who are creditors, in satisfaction of all liabilities of the Company, and second, to the Members in accordance with Section 4.4 of this Agreement.

Section 8

Books, Records, Accounting and Tax Election

8.1. Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Manager hall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. Books and Records. The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business, as required by the Act. These books and records shall be maintained in accordance with sound accounting principles and practices and shall be available at the Company's principal office for inspection and copying by any Member at any and all reasonable times during normal business hours at such Member's expense.

8.3. Annual Account Period. The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

8.4. Reports. Within ninety (90) days after the end of each taxable year of the Company, the Manager shall cause to be sent to each Person who was a Member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each Person who as a Member at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Member's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Members accordingly. At the request of any Member, and at the Member's expense, the Members shall cause an audit of the Company's books and records to be prepared by independent accountant for the period requested by the Member. The Members shall also comply with all State reporting requirements set forth in the Act.

Section 9

General Provisions

9.1. Assurances. Each Member shall execute all certificates and other documents and shall do all such filings, recording, publishing and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with an laws, rules and regulations relating to the acquisition, operation or holding of the property of the Company.

9.2. Notifications. Any notice, demand, consent, election, offer, approval, request or other communication (collectively, a "Notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, by FedEx, or by email. A Notice must be addressed to a Member at the Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. A Notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A Notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by Notice to all of the others, substitute addresses or addressees for Notice; and, thereafter, Notices are to be directed to those substitute addresses or addressees.

9.3. Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement by any Member, any party who may be injured (in addition to any other remedied which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining ay act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach. No Member shall be entitled to seek specific performance or other equitable remedies in connection with the Company's decision to pursue, continue, or abandon any real estate project.

9.4. Complete Agreement. This Agreement constitutes the complete and exclusive statements of the agreement among the Members. It supersedes all prior written and oral statements, including an prior representations, statement, condition, or warranty. This Agreement may be modified or amended (i) with the consent of the Class A Member and a majority of the Class B Members, or (ii) solely by the Class A Member, provided that, except with respect to a modification to this Agreement required pursuant to Section 6.4 above, any such amendment solely by the Class A Member shall not materially and adversely affect (1) the rights and obligations of the Members hereunder or (2) the economic terms of this Agreement (except if all Members are treated the same on a proportionate basis). Any such modification or amendment to this Agreement may be signed by the Manager under the terms of Section 5.6 above.

9.5. Applicable Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware.

9.6. Section Titles. The headings herein are inserted as a matter of convenience only, and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

9.7. Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

9.8. Jurisdiction and Venue. Any suit involving any disputes or matter arising under this Agreement may only be brought it the New York Nassau County Supreme Court. All Members hereby consent to the exercise of personal jurisdiction with respect to any such proceeding.

9.9. Mandatory Arbitration. Notwithstanding section 9.8 above, any suit involving any disputes or matter arising under this Agreement is subject to the election of Mandatory Arbitration by the Parent or Managing Company. All Members hereby consent to attend Arbitration at the election of the Parent or Managing Company with respect to any such proceeding.

9.10. WAIVER OF TRIAL BY JURY. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESECT TO ANY LITIGATION BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY TO THIS AGREEMENT RELATING IN ANY WAY TO THE SUBJECT MATTER OF THIS AGREEMENT, OR ANY SUCH OTHER AGREEMENTS OR DOCUMENTS, OR OTHERWISE RELATING TO THEIR INVESTMENT IN OR THE BUSINESS AND OPERATION OF, THE COMPANY AND PROPERTY.

9.11. Damages. In no event shall any Member, including any Member acting in the capacity of Manager, be liable for any incidental, consequential, punitive or special damages by reason of its breach to this Agreement. The liability. If any, of the Company and its members, managers, officers, employees, agents, representatives, and employees to any Member under this Agreement for any claims, costs, damages, losses, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the amount of such Member's Adjusted Capital Balance.

9.12. Attorneys' Fees. In connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings from the non-prevailing party(ies).

9.13. Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in context require.

9.14. Severability of Provisions. Each provision of this Agreement shall be considered severable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.15. Counterparts; Electronic Delivery. This Agreement, and any other documents or instruments contemplated hereunder or entered into pursuant hereto, may be executed in two or more counterparts, each of which shall be deemed an original, and all of which, when assembled, shall constitute one and the same document. The signature of any party to any counterpart of this Agreement or such other instrument shall be deemed a signature to, and may be appended to, any other counterpart hereof (or thereof). Delivery of an executed counterpart of this Agreement or any such other instrument) may be delivered electronically, including by facsimile transmission and/or by e-mail delivery of a .PDF scan of such counterpart, and the same shall constitute good and valid execution and delivery for all purposes.

9.16. Estoppel Certificate. Each Member shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member's knowledge, that (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof. If the certificate is not received within that ten (10) day period, the Manager shall execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power of attorney granted in section 5.6.

IN WITNESS WHEREOF, the Sole Member has executed, or caused this Agreement to be executed as of the date set forth hereinabove.

SOLE MEMBER:

SHARESTATES, LLC

By: Sharestates, LLC

Its manager

By:____________________________

Name: Radni Davoodi

Title: Principal

By:____________________________

Name: Raymond Davoodi

Title: Principal

By:____________________________

Name: Allen Shayanfekr

Title: Principal

By:____________________________

Name: Wayne Geffen

Title: Principal

Date of this Offering Circular: September 19, 2014

SUBSCRIPTION AGREEMENT

SHARESTATES INVESTMENTS II, LLC
A DELAWARE LIMITED LIABILITY COMPANY

A Maximum of $5,000,000 Borrower Payment Dependent Notes

This is a Subscription for
Borrower Payment Dependent Notes of
Sharestates Investments II, LLC ("Sharestates")

THE NOTES OFFERED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY SALE OF NOTES IS MADE IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AND QUALIFICATION AS PROVIDED IN THE SECURITIES ACT AND APPLICABLE STATE LAW. THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAS ANY REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THE NOTES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD, EXCEPT AS PERMITTED UNDER THIS AGREEMENT, THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION, QUALIFICATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE NOTES ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS NOT WILLING AND ABLE TO RISK THE COMPLETE LOSS OF THEIR INVESTED CAPITAL MUST NOT CONSIDER PURCHASING THE NOTES.

THIS SUBSCRIPTION AGREEMENT (this ***"Agreement"*** or this ***"Subscription"***) is made and entered into as of ____________________, by and between the undersigned (the ***"Subscriber," "Investor,"*** or ***"you"***) and **SHARESTATES INVESTMENTS II, LLC**, a Delaware limited liability company (***"Sharestates"*** or ***"we"*** or ***"us"*** or ***"our"***), with reference to the facts set forth below.

WHEREAS, subject to the terms and conditions of this Agreement, the Subscriber wishes to irrevocably subscribe for and purchase (subject to acceptance of such subscription by Sharestates) certain Borrower Payment Dependent Notes (the ***"Notes"***), as set forth in Section 1 and on the signature page hereto, offered pursuant to the Regulation A Offering Circular (the ***"Memorandum"***) of Sharestates and the Series Note Listing (as defined below) for the Notes.

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. *Subscription for and Purchase of the Notes.*

1.1 Subject to the express terms and conditions of this Agreement and the form of Note, the Subscriber hereby irrevocably subscribes for and agrees to purchase the Notes (the ***"Purchase"***) in the amount of the purchase price set forth below:

Total Offering Amount (the ***"Offering Amount"***):	$5,000,000
Incremental Subscription Amount	$ 1,000.00

1.2 Sharestates has the right to raise or lower the incremental subscription amount for any reason. In the event that Sharestates raises the incremental subscription amount after a subscription agreement has been submitted to Sharestates with an incremental subscription amount less than the raised incremental subscription amount, Sharestates shall have the option of rejecting the Subscriber's Purchase request or adjusting the incremental subscription amount.

1.3 Each offering of Notes is described in the Memorandum and a listing statement for that series of Notes (a ***"Series Note Listing"***) that will be available through the online website platform **www.Sharestates.com** (the *"Site"*), which is owned and operated by Sharestates, LLC, an affiliated entity of Sharestates. Please read this Agreement, the Memorandum, and the Series Note Listing relating to any series of Notes you wish to purchase. While they are subject to change, as described below, Sharestates advises you to print and retain a copy of these documents for your records. By signing electronically below, you agree to the following terms together with the Terms and Conditions and the Terms of Use, consent to our Privacy Policy, and agree to transact business with us and to receive communications relating to the Notes electronically.

1.4 Sharestates has the right to reject this Subscription in whole or in part for any reason. The Subscriber may not revoke the Agreement, and the Subscriber may not cancel, terminate or revoke this Agreement, which, in the case of an individual, shall survive his death or disability and shall be binding upon the Subscriber, his heirs, trustees, beneficiaries, executors, personal or legal administrators or representatives, successors, transferees and assigns.

1.5 The Notes are being issued by Sharestates to provide funding for certain real estate investments made by Sharestates to an individual or a real estate company (the ***"real estate company"***). The Notes are unsecured obligations of Sharestates.

1.6 Once you make a funding commitment to purchase a Note, it is irrevocable until the Note is issued, the Purchase is rejected by Sharestates, or the minimum amount of necessary funding for the applicable Series Note Listing has not been received or Sharestates otherwise determines not to consummate the transaction and the Series Note Listing is consequently withdrawn.

1.7 Sharestates may cancel or remove a Series Note Listing for any reason (or no reason) in its sole discretion within the time allotted to accept such commitments prior to funding. Prior to funding, Sharestates may similarly remove the Series Note Listing from Sharestates platform and cancel, without liability, all investor purchase commitments relating to the corresponding series of Notes.

2. *Terms for and Purchase of the Notes.*

2.1 The Notes shall have the terms and conditions described in the Memorandum, and the Series Note Listing, which will be available for you to review on the Site. The interest rate, maturity and other specific terms of the Notes will be described in the Series Note Listing. Upon request, the corresponding financing agreements between the real estate company and Sharestates will be available for review (generally with information identifying the real estate company and other confidential information redacted).

2.2 The Subscriber understands that the Purchase Price is payable with the execution and submission of this Agreement, and accordingly, is submitting herewith to Sharestates the Purchase Price as agreed to by Sharestates on the Site.

2.3 The Subscriber's Purchase Price will be held in an escrow account or other account for the benefit of Subscriber until such time that Sharestates raises the applicable offering amount for that series of Notes; at which point the entire balance shall be immediately available to Sharestates for use in furtherance of its business. For the avoidance of doubt, if Sharestates returns the Subscriber's Purchase Price to the Subscriber, Sharestates will not pay any interest to the Subscriber.

2.4 If this Subscription is accepted by Sharestates, the Subscriber agrees to comply fully with the terms of this Agreement, the Note and all other applicable documents or instruments of Sharestates. The Subscriber further agrees to execute any other necessary documents or instruments in connection with this Subscription and the Subscriber's purchase of the Notes.

2.5 In the event that this Subscription is rejected in full or the offering is terminated, payment made by the Subscriber to Sharestates for the Notes will be refunded to the Subscriber without interest and without deduction, and all of the obligations of the Subscriber hereunder shall terminate. To the extent that this Subscription is rejected in part, Sharestates shall refund to the Subscriber any payment made by the Subscriber to Sharestates with respect to the rejected portion of this Subscription without interest and without deduction, and all of the obligations of Subscriber hereunder shall remain in full force and effect except for those obligations with respect to the rejected portion of this Subscription, which shall terminate.

3. *Investment Representations and Warranties of the Subscriber*. The Subscriber represents and warrants to Sharestates the following:

3.1 The information that the Subscriber has furnished herein is correct and complete as of the date of this Agreement and will be correct and complete on the date, if any, that Sharestates accepts this subscription. Further, the Subscriber shall immediately notify Sharestates of any change in any statement made herein prior to the Subscriber's receipt of Sharestates' acceptance of this Subscription. The representations and warranties made by the Subscriber may be fully relied upon by Sharestates and by any investigating party relying on them.

3.2 The Subscriber, if an entity, is, and shall at all times while it holds Notes remain, duly organized, validly existing and in good standing under the laws of the state or other jurisdiction of the United States of America of its incorporation or organization, having full power and authority to own its properties and to carry on its business as conducted. The Subscriber, if a natural person, is eighteen (18) years of age or older, competent to enter into a contractual obligation, and a citizen or resident of the United States of America or a non U.S. person for purposes of the Portfolio Interest Exception. The principal place of business or principal residence of the Subscriber is as shown on the signature page of this Agreement.

3.3 The Subscriber has the requisite power and authority to deliver this Agreement, perform his, her or its obligations set forth herein, and consummate the transactions contemplated hereby. The Subscriber has duly executed and delivered this Agreement and has obtained the necessary authorization to execute and deliver this Agreement and to perform his, her or its obligations herein and to consummate the transactions contemplated hereby. This

Agreement, assuming the due execution and delivery hereof by Sharestates, is a legal, valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with its terms.

3.4 At no time has it been expressly or implicitly represented, guaranteed or warranted to the Subscriber by Sharestates or any other person that:

a. A percentage of profit and/or amount or type of gain or other consideration will be realized as a result of this investment; or

b. The past performance or experience on the part of Sharestates and/or its officers or directors does not in any way indicate the predictable or probable results of the ownership of the Notes or the overall Sharestates venture.

3.5 The Subscriber has received, carefully read and is familiar with the terms and provisions of this Agreement, the Memorandum, and the Series Note Listing. The Subscriber has received all information that it considers necessary or appropriate for deciding whether to purchase the Notes. The Subscriber and/or the Subscriber's advisors, who are not affiliated with and not compensated directly or indirectly by Sharestates or an affiliate thereof, have such knowledge and experience in business and financial matters as will enable them to utilize the information which they have received in connection with Sharestates and its business to evaluate the merits and risks of an investment, to make an informed investment decision and to protect Subscriber's own interests in connection with the Purchase.

3.6 The Subscriber understands that the Notes being purchased are a speculative investment which involves a substantial degree of risk of loss of the Subscriber's entire investment in the Notes, and the Subscriber understands and is fully cognizant of the risk factors related to the purchase of the Notes. The Subscriber has read, reviewed and understood the risk factors set forth in the Memorandum.

3.7 The Subscriber understands that any forecasts or predictions as to Sharestates' performance are based on estimates, assumptions and forecasts that Sharestates believes to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

3.8 The Subscriber is able to bear the economic risk of this investment and, without limiting the generality of the foregoing, is able to hold this investment for an indefinite period of time. The Subscriber has adequate means to provide for the Subscriber's current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber's entire investment in Sharestates.

3.9 The amount of Notes being purchased by the Subscriber does not exceed 10% of the Subscriber's net worth, determined exclusive of home, home furnishings and automobiles.

3.10 The Subscriber has had an opportunity to ask questions of Sharestates or anyone acting on its behalf and to receive answers concerning the terms of this Agreement and the Notes, as well as about Sharestates and its business generally, and to obtain any additional information that Sharestates possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information contained in this Agreement. Further, all such questions have been answered to the full satisfaction of the Subscriber.

3.11 The Subscriber understands that no state or federal authority has scrutinized this Agreement or the Notes offered pursuant hereto, has made any finding or determination relating to the fairness for investment of the Notes, or has recommended or endorsed the Notes, and that the Notes have not been registered or qualified under the Act or any state securities laws, in reliance upon exemptions from registration thereunder. The Notes may not be resold, transferred, assigned or otherwise disposed of unless the proposed disposition is in compliance with the restrictions on transferability contained in this Agreement and the Memorandum.

3.12 The Subscriber understands that Sharestates has not been registered under the Investment Company Act of 1940, as amended. In addition, the Subscriber understands that Sharestates is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

3.13 The Subscriber understands the exemption under Rule 144 promulgated under the Act will not be generally available because of the conditions and limitations of such rule, that Sharestates has no obligation and does not intend to take any action to make available such exemption or any other exemption under the Act, and that because of the unavailability of such exemption, any disposition by the Subscriber of the Notes may require compliance with Regulation A or some other exemption under the Act. The Subscriber understands that there are substantial restrictions on the transferability of the Notes and that there is no public market for the Notes, and none is expected to develop in the near future. Consequently, the Subscriber understands that it must bear the economic risk of this investment for an indefinite period of time, and that it may not be possible for the Subscriber to liquidate readily any investment in the Notes, if at all.

3.14 The Subscriber is subscribing for and purchasing the Notes without being furnished any offering literature, other than the Memorandum, this Agreement, the Series Note Listing, and other related documents, agreements or instruments as may be attached to the foregoing documents as exhibits or supplements thereto, or as the Subscriber has otherwise requested from Sharestates in writing, and without receiving any representations or warranties from Sharestates or its agents and representatives other than the representations and warranties contained in said documents, and is making this investment decision solely in reliance upon the information contained in said documents and upon any investigation made by the Subscriber or Subscriber's advisors. At no time was the Subscriber presented with or advertisement, article, notice or other communication published in a newspaper, magazine or similar media, or broadcast over television or radio; or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

3.15 The Subscriber's true and correct full legal name, address of residence (or, if an entity, principal place of business), phone number, electronic mail address, United States taxpayer identification number, if any, and other contact information are accurately provided on signature page hereto. The Subscriber is currently a bona fide resident of the state or jurisdiction set forth in the current address provided to Sharestates. The Subscriber has no present intention of becoming a resident of any other state or jurisdiction.

3.16 The Subscriber is subscribing for and purchasing the Notes solely for the Subscriber's own account, for investment purposes only, and not with a view toward or in connection with resale, distribution (other than to its shareholders or members, if any), subdivision or fractionalization thereof. The Subscriber has no agreement or other arrangement, formal or informal, with any person or entity to sell, transfer or pledge any part of the Notes, or which would guarantee the Subscriber any profit, or insure against any loss with respect to the Notes, and the Subscriber has no plans to enter into any such agreement or arrangement.

3.17 The Subscriber represents and warrants that the execution and delivery of this Agreement, the consummation of the transactions contemplated thereby and hereby and the performance of the obligations thereunder and hereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Subscriber. The Subscriber confirms that the consummation of the transactions envisioned herein, including, but not limited to, the Subscriber's Purchase, will not violate any foreign law and that such transactions are lawful in the Subscriber's country of citizenship and residence.

3.18 Subscriber represents that no suit, action, claim, investigation or other proceeding is pending or, to the best of the Subscriber's knowledge, is threatened against the Subscriber that questions the validity of the Note or this Agreement or any action taken or to be taken pursuant to the Note or this Agreement.

3.19 Sharestates' intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the ***"PATRIOT Act"***). Subscriber hereby represents, covenants, and agrees that, to the best of Subscriber's knowledge based on reasonable investigation:

(a) None of the Subscriber's funds tendered for the Purchase Price (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

(b) To the extent within the Subscriber's control, none of the Subscriber's funds tendered for the Purchase Price will cause Sharestates or any of its personnel or affiliates to be in violation of federal anti-money laundering laws, including (without limitation) the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and/or any regulations promulgated thereunder.

(c) When requested by Sharestates, the Subscriber will provide any and all additional information, and the Subscriber understands and agrees that Sharestates may release confidential information about the Subscriber and, if applicable, any underlying beneficial owner or Related Person[1] to U.S. regulators and law enforcement authorities, deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities. Sharestates reserves the right to request any information as is necessary to verify the identity of the Subscriber and the source of any payment to the Fund. In the event of delay or failure by the Subscriber to produce any information required for verification purposes, the subscription by the Subscriber may be refused.

(d) Neither the Subscriber, nor any person or entity controlled by, controlling or under common control with the Subscriber, any of the Subscriber's beneficial owners, any person for whom the Subscriber is acting as agent or nominee in connection with this investment nor, in the case of an Subscriber which is an entity, any Related Person is:

(i) a Prohibited Investor;

(ii) a Senior Foreign Political Figure, any member of a Senior Foreign Political Figure's "immediate family," which includes the figure's parents, siblings, spouse, children and in-laws, or any Close Associate of a Senior Foreign Political Figure, or a person or entity resident in, or

---

[1] For purposes of this paragraph 6, the terms "Related Person", "Prohibited Investor", "Senior Foreign Political Figure", "Close Associate", "Non-Cooperative Jurisdiction" and "Foreign Shell Bank" shall have the meanings described herein:

organized or chartered under, the laws of a Non- Cooperative Jurisdiction;

(iii) a person or entity resident in, or organized or chartered under, the laws of a jurisdiction that has been designated by the U.S. Secretary of the Treasury under Section 311 or 312 of the PATRIOT Act as warranting special measures due to money laundering concerns; or Bank without a physical presence in any country, but does not include a regulated affiliate; "***Close Associate of a Senior Foreign Political Figure***" shall mean a person who is widely and publicly known internationally to maintain an unusually close relationship with the Senior Foreign Political Figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure; ***"Foreign Bank"*** shall mean an organization that (i) is organized under the laws of a foreign country, (ii) engages in the business of banking, (iii) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations, (iv) receives deposits to a substantial extent in the regular course of its business, and (v) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a foreign bank; ***"Non-Cooperative Jurisdiction"*** shall mean any foreign country that has been designated as no cooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Task Force on Money Laundering, of which the U.S. is a member and with which designation the U.S. representative to the group or organization continues to concur; ***"Prohibited Investor"*** shall mean a person or entity whose name appears on (i) the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control; (ii) other lists of prohibited persons and entities as may be mandated by applicable law or regulation; or (iii) such other lists of prohibited persons and entities as may be provided to the Fund in connection therewith; ***"Related Person"*** shall mean, with respect to any entity, any interest holder, director, senior officer, trustee, beneficiary or grantor of such entity; provided that in the case of an entity that is a publicly traded company or a tax qualified pension or retirement plan in which at least 100 employees participate that is maintained by an employer that is organized in the U.S. or is a U.S. government entity, the term "Related Person" shall exclude any interest holder holding less than 5% of any class of securities of such publicly traded company and beneficiaries of such plan; ***"Senior Foreign Political Figure"*** shall mean a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a Senior Foreign Political Figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a Senior Foreign Political Figure.

(iv) a person or entity who gives Subscriber reason to believe that its funds originate from, or will be or have been routed through, an account maintained at a Foreign Shell Bank, an "offshore bank," or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

(e) The Subscriber hereby agrees to immediately notify Sharestates if the Subscriber knows, or has reason to suspect, that any of the representations in this Section 3.19 have become incorrect or if there is any change in the information affecting these representations and covenants.

(f) The Subscriber agrees that, if at any time it is discovered that any of the foregoing anti-money laundering representations are incorrect, or if otherwise required by applicable laws or regulations, Sharestates may undertake appropriate actions, and the Subscriber agrees to cooperate with such actions, to ensure compliance with such laws or regulations, including, but not limited to segregation and/or redemption of the Subscriber's interest in the Notes.

3.20 The Subscriber confirms that the Subscriber has been advised to consult with the Subscriber's independent attorney regarding legal matters concerning Sharestates and to consult with independent tax advisers regarding the tax consequences of investing through Sharestates. The Subscriber acknowledges that Subscriber understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. The Subscriber acknowledges and agrees that Sharestates is providing no warranty or assurance regarding the ultimate availability of any tax benefits to the Subscriber by reason of the Purchase.

3.21 In the event that the corresponding project investment is project mezzanine equity or project equity, as defined in the Memorandum, the Subscriber confirms that:

(a) Subscriber is not exempt from U.S. federal income tax pursuant to Section 501(a) of the Internal Revenue Code (as amended, the ***"Code"***);

(b) Subscriber is a "United States person" within the meaning of Section 7701(a)(30) of the Code; and

(c) If the Subscriber is treated as a "domestic partnership" within the meaning of Section 7701(a)(30)(B) of the Code, none of the partners in such partnership are exempt from U.S. federal income tax pursuant to Section 501(a) of the Code or are other than "United States persons" within the meaning of Section 7701(a)(30) of the Code.

4. *Representations and Warranties of Sharestates*. Sharestates hereby represents and warrants to the Subscriber as follows:

4.1 Sharestates is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, having full power and authority to own its properties and carry on its business as conducted.

4.2 Sharestates has the requisite power and authority to deliver this Agreement, perform its obligations herein and consummate the transactions contemplated hereby.

4.3 The Notes to be issued to the Subscriber pursuant to this Agreement, when issued and delivered in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable.

5. *Payment on the Notes is Dependent on Payments Received by Sharestates on the Corresponding Project investment.* PAYMENT ON THE NOTES, IF ANY, DEPENDS ENTIRELY ON THE RECEIPT OF PAYMENTS BY SHARESTATES IN RESPECT OF THE CORRESPONDING PROJECT INVESTMENTS. NEITHER SHARESTATES NOR ANY OTHER PARTY WARRANTS OR GUARANTEES IN ANY MANNER THAT YOU WILL RECEIVE ALL OR ANY PORTION OF THE PRINCIPAL OR INTEREST YOU EXPECT TO RECEIVE ON ANY NOTE OR REALIZE ANY PARTICULAR OR EXPECTED RATE OF RETURN. THE AMOUNT YOU RECEIVE ON YOUR NOTE, IF ANY, IS SPECIFICALLY RESTRICTED TO PAYMENTS MADE BY US EQUAL TO THE PAYMENTS MADE BY THE REAL ESTATE COMPANY UNDER THE CORRESPONDING PROJECT INVESTMENTS TO WHICH YOU COMMITTED, NET OF ANY COLLECTION FEES OR ANY ENFORCEMENT EXPENSES WE INCUR IN COLLECTING SUCH PROJECT PAYMENTS. NEITHER SHARESTATES NOR ANY OTHER PARTY MAKES ANY REPRESENTATIONS AS TO A REAL ESTATE COMPANY'S ABILITY TO PAY OR ACTS AS A GUARANTOR OF ANY CORRESPONDING PROJECT INVESTMENT.

6. *No Action with Respect to Corresponding Project investments*. You agree that you have no right to, and shall not, make any attempt, directly or through any third party, to take collection action with respect to any corresponding project investments. YOU UNDERSTAND AND ACKNOWLEDGE THAT REAL ESTATE COMPANIES MAY DEFAULT ON THE CORRESPONDING PROJECT INVESTMENTS AND THAT SUCH DEFAULTS WILL REDUCE THE AMOUNTS, IF ANY, YOU MAY RECEIVE UNDER THE TERMS OF ANY NOTES YOU HOLD ASSOCIATED WITH SUCH CORRESPONDING PROJECT INVESTMENTS. YOU FURTHER ACKNOWLEDGE THAT SHARESTATES'S ENFORCEMENT OF ITS RIGHTS AND REMEDIES WITH RESPECT TO THE CORRESPONDING PROJECT INVESTMENTS DURING ANY DEFAULT MIGHT NOT RESULT IN SHARESTATES RECOVERING THE FULL AMOUNT OF THE CORRESPONDING PROJECT INVESTMENT.

7. Taxes. You and Sharestates agree that the Notes are intended to be indebtedness of Sharestates for U.S. federal income tax purposes. You agree that you will not take any position inconsistent with such treatment of the Notes for tax, accounting, or other purposes, unless required by applicable law. You further acknowledge that the Notes will be subject to the original issue discount rules of the Internal Revenue Code of 1986, as amended, as described in the Private Placement Memorandum for such Notes. You acknowledge that you are prepared to bear the risk of loss of your entire purchase price for any Notes you purchase. NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY TO THE OTHER REGARDING THE EFFECT THAT THIS AGREEMENT MAY HAVE UPON THE FOREIGN, FEDERAL, STATE OR LOCAL TAX LIABILITY OF THE OTHER.

8. *Enforcement and Collection of Loan Obligations*. You acknowledge that: (a) Sharestates will collect, as the investor thereon, all corresponding project investment obligations, both before and after default, and will service all Notes; (b) in enforcing the corresponding project investments, Sharestates may, in its discretion, utilize affiliated or unaffiliated third party servicers, collection agencies or other agents or contractors; and (c) Sharestates and any third party servicer enforcing a corresponding project investment obligation may, in its sole discretion and subject to the enforcement standard set forth in this Section 8, refer a corresponding project investment to a collection agency, elect to initiate legal action to collect on a corresponding project investment, or sell a corresponding project investment to a third party at any time, as appropriate. Notwithstanding the foregoing, we will not pay to you any non-sufficient funds fees or collection fees we or any third-party collection agency charge, and such fees will be retained by the party receiving them as additional servicing compensation. Sharestates and its third-party servicers will be entitled to deduct from amounts received with respect to corresponding project investments any legal fees and/or other expenses that they incur in enforcing the corresponding project investment obligations.

9. *Enforcement Standard.* Sharestates will act in good faith (as defined in Article 1 of the Uniform Commercial Code) in taking action to collect the corresponding project investment obligations, including, in its sole discretion, in enforcing its security interest in the assets pledged to secure the corresponding project investments, if any. Except as otherwise provided in the Memorandum, Sharestates and any third-party servicer enforcing a corresponding project investment obligation shall have the right, without your consent, at any time and from time to time and subject to the foregoing enforcement standard, to change the payment date, reduce the principal amount or the rate of interest or change the place and manner of making payments on a corresponding project investment, to amend or waive any other term of such corresponding project investment, or charge-off any corresponding project investment that Sharestates or any third-party servicer enforcing the corresponding project investment deems uncollectible. Sharestates shall be entitled to retain any applicable collection fees.

10. *Subsequent Sales or Transfers.* Subject to the provisions of the Note, the Subscriber acknowledges and agrees that if any Notes in Sharestates becomes available for resale or transfer, neither Sharestates nor any other person shall be obligated to offer the same to

the Subscriber, and such available Notes may be resold or transferred, subject to compliance with any agreements to which such Notes may be subject and any and all applicable state and federal laws, rules and regulations. In addition, the following provisions shall apply to all sales and transfers of the Notes:

(a) No Investor may resell or otherwise transfer any Notes except (1) to an immediate family member (spouse, parent, grandparent, child, or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (2) with the consent of the Company or as otherwise permitted under the terms of the Series Notes, to a person or entity that is not an Investor.

(b) Prior to reselling or transferring any Notes to any person or entity in a manner that otherwise complies with the restrictions noted herein, you must offer the Notes (in writing) to the Sharestates (which may, in turn, offer the Notes to other Investors) for purchase (a "Right of First Refusal"). The written notice shall specify the identity of the proposed transferee, the consideration to be received for the Note, and the terms and conditions upon which you intend to make the transfer. If Sharestates and the other Investors do not arrange to purchase all or a portion of your Note upon substantially the same terms and conditions within thirty (30) days from the date upon which Sharestates receives written notice of your offer, then you may resell or transfer the securities to another person or entity, provided that the transfer or resale otherwise complies with the other requirements and restrictions on transfer noted herein.

(c) The Notes have not been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemptions provided for under Regulation A.

(d) A transfer fee equal to Five Hundred Dollars ($500) (the "Transfer Fee") shall be charged for every transfer request made by Investor to Sharestates for administrative and legal costs.

(e) No sale or transfer shall be effective unless the buyer or transferee has executed and delivered to Sharestates all documents required by Sharestates for investing in the Notes and paid the Transfer Fee to Sharestates.

11. *Indemnity.* The Subscriber hereby indemnifies and holds harmless Sharestates and its officers, directors, managers, stockholders, partners, members, agents, counsel, servants, employees, affiliates, parent companies, subsidiaries, heirs, personal and legal representatives and administrators, successors and assigns from, of and against any and all losses, costs, claims, expenses and damages of every kind, known or unknown, contingent or otherwise (including, but not limited to, reasonable attorneys' fees and court costs incurred), or liability due, which any one of them may incur by reason of (i) failure of the Subscriber to fulfill any of the terms or conditions of this Agreement, (ii) any breach of any representation or warranty of the Subscriber, whether contained in this Agreement or elsewhere, or (iii) Subscriber's wrongful acts, omissions and representations (and those of your employees, agents or representatives).

Your obligation to indemnify Sharestates shall survive termination of this Agreement, regardless of the reason for termination.

12. *Confidentiality.* The Subscriber acknowledges that the information contained in the Memorandum, the Series Note Listing and Note, respectively, contain confidential and nonpublic information, and agrees that all such information shall be kept in confidence by the Subscriber and neither used by the Subscriber for the Subscriber's personal benefit (other than in connection with this Subscription) nor disclosed to any third party for any reason; provided, however, that this obligation shall not apply to any such information which (a) is part of the public knowledge or literature readily accessible on the date hereof; (b) becomes part of the public knowledge or literature and readily accessible by publication (except as a result of a breach of this provision); (c) is received from third parties (except third parties who disclose such information in violation of any confidentiality agreements, including, without limitation, any subscription agreement they may have entered into with Sharestates); or (d) is required to be disclosed by applicable law.

13. *No Advisory Relationship*. You acknowledge and agree that the purchase and sale of the Notes pursuant to this Agreement is an arms-length transaction between you and Sharestates. In connection with the purchase and sale of the Notes, Sharestates is not acting as your agent or fiduciary. Sharestates assumes no advisory or fiduciary responsibility in your favor in connection with the Notes or the corresponding project investments. Sharestates has not provided you with any legal, accounting, regulatory or tax advice with respect to the Notes, and you have consulted your own respective legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

14. *Prohibited Activities.* You agree that you will not do any of the following in connection with any Series Note Listing, Notes, corresponding project investments or other transactions involving or potentially involving Sharestates:

(a) take any action on your own to collect, or attempt to collect from any real estate company, directly or through any third party, any amount owing under any of your Notes or on any of the corresponding project investment obligations that correspond to your Notes;

(b) bring a lawsuit or other legal proceeding against any real estate company or any other party on any corresponding project investment;

(c) contact the real estate company on any corresponding project investment relating to your Note;

(d) contact any collection agency or law firm to which any corresponding project investment has been referred for collection; or

(e) violate any applicable federal, state or local laws, rules or regulations.

15. *Limitations on Actions by Investors*. Upon the occurrence of any of the following events with respect to a series of Notes:

(a) during the continuance of any Event of Default (as defined in the applicable Notes) with respect to such series;

(b) after Sharestates has charged off the corresponding project investment for that series if an Investor alleges a breach of this Agreement by Sharestates with respect to such Notes (a ***"Breach Claim"***); or

(c) following the final maturity date of the Notes of such series if an Investor alleges a Breach Claim,

then, if any Investor in such series of Notes (an ***"Initiating Investor"***) expresses a bona fide interest in making a claim against Sharestates with respect to such series and sets forth in writing the reasons behind such interest, then Sharestates shall furnish to each of the Investors in such series (i) a copy of such Investor's request and (ii) a response from Sharestates. Sharestates shall, in such Investor communication, request that each Investor indicate whether it desires to join the Initiating Investor in pursuing the claim described by the Initiating Investor. If Investors representing a majority of the aggregate principal amount of the outstanding Notes of that series indicate an affirmative desire to join with the Initiating Investor (the ***"Designating Investors"***), then Sharestates shall furnish to such Designating Investors the name, address and email address of each such Designating Investor (an ***"Information Notice"***) for the purpose of their selecting an Investor Representative as described below. No Investor in any series of Notes may pursue any remedy with respect to such Notes unless and until Investors representing a majority of the aggregate principal amount of the outstanding Notes of that series indicate a desire to collectively pursue such remedy.

If a group of Designating Investors is formed, then the Designating Investors shall, within thirty (30) days of Sharestates' delivery of the Information Notice designate a single Investor (the ***"Investor Representative"***) to represent their interests in connection with such series of Notes and notify Sharestates of such designation. After an Investor Representative has been designated with respect to such series, no Investor other than the Investor Representative may pursue any remedy with respect to such Notes in connection with an Event of Default or a Breach Claim. The Investor Representative may direct the time, method and place of conducting any proceeding for any remedy against Sharestates arising in connection with an event of default or occurrence with respect to a Note. The Investor Representative may, on behalf of all the Designating Investors, agree to (i) any waiver of an Event of Default or (ii) any amendment or waiver of any provision of the Notes. When a default is waived, it is deemed cured, but no such waiver shall: (A) extend to any subsequent or other Event of Default or (B) impair any consequent right.

16. Sharestates' Right to Modify Terms. Sharestates has the right to change any term or provision of the Memorandum, any Series Note Listing, a form of Note, or the Site. Sharestates will give

you notice of material changes to the Memorandum, an applicable Series Note Listing, or the Site in the manner set forth in Section 19. You authorize Sharestates to correct obvious clerical errors appearing in information you provide to Sharestates, without notice to you, although Sharestates undertakes no obligation to identify or correct such errors.

17. *Termination.* Sharestates may, in its sole discretion, with or without cause, terminate this Agreement by giving you written notice. In addition, upon our reasonable determination that you committed fraud or made a material misrepresentation in connection with a Series Note Listing or a commitment to purchase a Note, performed any prohibited activity, or otherwise failed to abide by the terms of this Agreement or other applicable terms and conditions, we may, in our sole discretion, immediately and without notice, take one or more of the following actions: (i) terminate or suspend your right to purchase Notes; (ii) terminate this Agreement and your relationship with Sharestates, and (iii) repurchase your Note if the Note has been issued. Upon termination of this Agreement, any Note purchase commitments you have made shall be terminated.

18. *Bankruptcy.* In the event that you file or enter bankruptcy, insolvency or other similar proceeding, you agree to use the best efforts possible to avoid Sharestates being named as a party or otherwise involved in the bankruptcy proceeding. Furthermore, this Agreement should be interpreted so as to prevent, to the maximum extent permitted by applicable law, any bankruptcy trustee, receiver or debtor-in-possession from asserting, requiring or seeking that (i) you be allowed by Sharestates to return the Notes to Sharestates for a refund or (ii) Sharestates be mandated or ordered to redeem or withdraw Notes held or owned by you.

19. *Miscellaneous Provisions.*

19.1 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to the conflicts of laws principles thereof).

19.2 All notices and communications to be given or otherwise made to the Subscriber shall be deemed to be sufficient if sent by electronic mail to such address as set forth for the Subscriber at the records of Sharestates (or that you submitted to us via the Site). You shall send all notices or other communications required to be given hereunder to Sharestates via email at **info@Sharestates.com** (with a copy to be sent concurrently via prepaid certified mail to: Sharestates Investments II, LLC, 11 Middle Neck Road Suite 400A, Great Neck New York, 11021, Attention: Investor Support.

Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this Section, "business day" shall mean any day other than a day on which banking institutions in the State of Delaware are legally closed for business.

19.3 This Agreement, or the rights, obligations or interests of the Subscriber hereunder, may not be assigned, transferred or delegated without the prior written consent of

Sharestates. Any such assignment, transfer or delegation in violation of this section shall be null and void.

19.4 The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

19.5 Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the parties hereto.

19.6 If one or more provisions of this Agreement are held to be unenforceable under applicable law, rule or regulation, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

19.7 The parties hereto hereby agree and acknowledge that a breach of Section 12 of this Agreement would result in severe and irreparable injury to the other party, which injury could not be adequately compensated by an award of money damages, and the parties therefore agree and acknowledge that they shall be entitled to injunctive relief in the event of any breach of any material term, condition or provision of Section 12 of this Agreement, or to enjoin or prevent such a breach, including without limitation an action for specific performance hereof, and the parties hereby irrevocably consent to the issuance of any such injunction. The parties further agree that no bond or surety shall be required in connection therewith.

19.8 In the event that either party hereto shall commence any suit, action or other proceeding to interpret this Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorney's fees and expenses and costs of appeal, if any.

19.9 This Agreement (including the exhibits and schedules attached hereto) and the documents referred to herein (including without limitation the Note) constitute the entire agreement among the parties and shall constitute the sole documents setting forth terms and conditions of the Subscriber's contractual relationship with Sharestates with regard to the matters set forth herein. This Agreement supersedes any and all prior or contemporaneous communications, whether oral, written or electronic, between us.

19.10 This Agreement may be executed in any number of counterparts, or facsimile counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

19.11 The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The singular number or masculine gender, as used herein, shall be deemed to include the plural number and the feminine or neutral genders whenever the context so requires.

19.12 The parties acknowledge that there are no third party beneficiaries of this Agreement, except for any affiliates of Sharestates that may be involved in the issuance or servicing of Notes on Sharestates platform, which the parties expressly agree shall be third party beneficiaries hereof.

20. *Consent to Electronic Delivery.* The Subscriber hereby agrees that Sharestates may deliver all notices, financial statements, tax reports, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of Sharestates and its investments, including, without limitation, information about the investment, required or permitted to be provided to the Subscriber under the Note or hereunder by means e-mail or by posting on an electronic message board or by other means of electronic communication. Because Sharestates operates principally on the Internet, you will need to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Site or to the email address you provide to us. By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to your or our rights, obligations or services under this Agreement (each, a ***"Disclosure"***). The decision to do business with us electronically is yours. This document informs you of your rights concerning Disclosures.

(a) *Scope of Consent.* Your consent to receive Disclosures and transact business electronically, and our agreement to do so, applies to any transactions to which such Disclosures relate.

(b) *Consenting to Do Business Electronically.* Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

(c) *Hardware and Software Requirements.* In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions; and hardware capable of running this software.

(d) *How to Contact Us Regarding Electronic Disclosures.* You can contact us via email at info@Sharestates.com or by calling us at 212-201-0750. You may also reach us in writing at the following address: Sharestates Investments II, LLC, 11 Middle Neck Road Suite 400A, Great Neck, New York, 11021, Attention: Investor Support. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered e-mail address changes, you must notify us of the change by sending an email to **info@Sharestates.com**. You also agree to update your registered residence address and telephone number on the Site if they change. You will print a copy of this Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Site.

21. *Limitations on Damages*. IN NO EVENT SHALL SHARESTATES BE LIABLE TO THE SUBSCRIBER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED AND HAVE EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE OR REGULATION.

22. *Arbitration*.

(a) Either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 22 (this ***"Arbitration Provision"***). The arbitration shall be conducted in Great Neck, New York. As used in this Arbitration Provision, ***"Claim"*** shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and Sharestates (or persons claiming through or connected with Sharestates), on the other hand, relating to or arising out of this Agreement, any Note, the Site, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of Section (e) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

(b) The party initiating arbitration shall do so with the American Arbitration Association (the "AAA") or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.

(c) If we elect arbitration, we shall pay all the administrator's filing costs and administrative fees (other than hearing fees). If you elect arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator's rules. We shall pay the administrator's hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator's rules or applicable law require otherwise, or you request that we pay them and we agree to do so. Each party shall bear the expense of its own attorney's fees, except as otherwise provided by law. If a statute gives you the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

(d) Within 30 days of a final award by the arbitrator, a party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, an opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the ***"FAA"***), and may be entered as a judgment in any court of competent jurisdiction.

(e) We agree not to invoke our right to arbitrate an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.

(f) Unless otherwise provided in this Agreement or consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this sub-section (e), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this sub-section (e) shall be determined exclusively by a court and not by the administrator or any arbitrator.

(g) This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

(h) This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any loan or Note or any amounts owed on such loans or notes, to any other party. If any portion of this Arbitration Provision other than sub-section (e) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in sub-section (e) are finally adjudicated pursuant to the last sentence of sub-section (e) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

23. *Waiver of Court & Jury Rights.* THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE NOTES OR ANY OTHER AGREEMENTS RELATED THERETO.

24. *Authority.* By executing this Agreement, you expressly acknowledge that you have reviewed the Memorandum, the Note and the Series Note Listing for this particular subscription.

[Signature page to follow]

IN WITNESS WHEREOF, the Subscriber, or its duly authorized representative(s), has hereby executed and delivered this Agreement, and executed and delivered herewith the Purchase Price, as of the date set forth above.

THE SUBSCRIBER:

____

Print Name of Subscriber

____

Description of Entity (if applicable)

____

Signature of Subscriber

____

Name of Person Signing on behalf of Subscriber

____

Title (if applicable)

Address of Subscriber:

____

____

____

Telephone:______________________________

Email: ______________________________

Purchase Price: ________________________

(Signature Page to Subscription Agreement)

Date of this Offering Circular: September 19, 2014

AGREED AND ACCEPTED BY

SHARESTATES INVESTMENTS II, LLC

By: Sharestates, LLC,
a Delaware limited liability company
Title: Member

____

Name: Allen Shayanfekr
Title: Chief Executive Officer

Sharestates Investments II, LLC
11 Middle Neck Road, Suite 400A
Great Neck, NY 11021
info@Sharestates.com
(212) 201-0750

[End of Document]

Date of this Offering Circular: September 19, 2014

September 19, 2014

Law Office of Stephen Seigel
30 Wildwood Garden
Suite H-1
Port Washington NY 11050
Phone (516) 449-5112
Harvey1508@gmail.com

At your request, I have examined the Offering Statement ("Offering Statement") on Form 1-A together with the Offering Statement, ("Offering Documents") of Sharestates Investments II, LLC, a Delaware limited liability company (the "Company"), in connection with (i) the qualification under the Securities Act of 1933, as amended, and (ii) the registration under New York Securities Act, as amended, of the offer and sale of up to $5,000,000 Borrower Payment Dependent Notes of the Company (the "Securities") by the Company.

In rendering the opinion below, I examined originals or copies of those corporate and other records and documents we considered appropriate. I assumed the genuiness of all signatures, the authenticity of all documents submitted to me as originals and the conformity with originals of all documents submitted to me as copies.

Based on this examination, I am of the opinion that the Securities have been duly authorized by all necessary corporate action on the part of the Company and, upon payment for and delivery of the Securities in accordance with the Offering Documents, the Securities will be validly issued, fully paid, and non-assessable.

The law governed by this opinion letter is limited to the present Delaware Limited Liability Company Act. I express no opinion herein as to any other laws, statutes, regulations or ordinances of any other jurisdiction.

I hereby consent to the use of this opinion as an exhibit to the Offering Statement and as an exhibit to the Registration Form.

Warmest Regards,

Stephen Seigel, Esq.

SERIES 000001 NOTE LISTING – EXAMPLE

Information regarding the borrower payment dependent notes

1	Note Series Number	000001
2	Total Amount Offered	$150,000
3	Minimum Investment Amount	$1,000
4	Interest Rate	The interest rate shall be a fixed rate per annum equal to twelve percent (12%). One (1) six (6) month extension will be available at twelve percent (12%). Interest will be payable quarterly.
5	Service Charge	2%
6	Prepayment Charge	None. Investment can be repaid at any time.
7	Initial Maturity Date	6 Months
8	Final Maturity Date	One (1) year from settlement of the Investment with one (1) six (6) month extension.
9	Contingent payments	No payments of principal and interest on this Note shall be payable unless the Company has received payments under the corresponding project investment, and then only to the extent of the amount of such payments received by the Company.

SERIES 000001 NOTE LISTING – EXAMPLE

Information regarding the corresponding project investment

1	Identity of Real Estate Company	Confidential
2	Corresponding Project Investment	$150,000
3	Aggregate Amount of Corresponding Project Investment	$2,983,325
4	Corresponding Project Investment ID Number	000001
5	[Preferred Return] [Interest Rate]	 12.00%
6	[Term] [Projected Redemption Date]	6 Months + one 6 month option
7	Prepayment Charge	None
8	Origination Fee Payable to Sharestates	2%
9	Due Diligence Fee Payable to Sharestates	$0
10	SaaS Fee Payable to Sharestates	$0
11	Type of Real Estate Project	Single Family Residential
12	Phase of Real Estate Project	Stabilized
13	Location of Collateral	Kings Point, NY
14	Loan-to-Value Ratio	1st senior note on the property - for $950,000 (Public Record). 37% if including both 1st and 2nd liens - Based on Zillow estimated value.
15	Property Location	1 Channel Drive, Kings Point, NY
16	Tenancy	Occupied by Borrower
17	Borrower Track Record	$40MM of similar projects developed

18	Investment Summary	This is an opportunity to invest in a series of Borrower Payment Dependent Notes tied to the performance of a 2nd lien investment in borrower's primary residence. The borrower intends to use the funds for another development project in the Syosset New York area – the location of which is confidential as per the borrower's request. Interest payments on the notes will be tied to the distribution schedule under the 2nd lien investment, as follows: Six (6) month Term: 10.00% interest paid quarterly with one (1) six (6) month extension.
19	Financial Overview at Stabilization	N/A
20	Capital Structure	**Source of funds** Equity 1,883,325 Senior Lien 950,000 Sharestates 2nd Lien 150,000 **Total Sources of Funds** **2,983,325**
21	Market Summary	Thanks to the late 19th century spread of the private estates of Vanderbilts, Roosevelts, Whitneys, Charles Pratt, J. P. Morgan, F. W. Woolworth, and others in areas where rocky terrain is more productive of pretty views than crops, the North Shore has a long-held reputation of elegance. Many stately old homes can be found there. In popular culture, the North Shore is perhaps best known as the setting of F. Scott Fitzgerald's 1925 novel The Great Gatsby, which centered on the area's wealth and the aspiration of the title character to be accepted as a part of its society. The novel's "West Egg" and "East Egg" were fictionalized versions of the real North Shore villages of Kings Point and Sands Point, respectively.